FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 2, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of the annual general meeting of shareholders and of an extraordinary general meeting of shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2017 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 and the Company’s annual accounts as at December 31, 2017, together with the independent auditors’ reports and the consolidated management report and certifications).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A.

Société Anonyme

29, avenue de la Porte-Neuve, 3rd Floor.

L-2227 Luxembourg

RCS Luxembourg B 85 203

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held in Luxembourg on May 2, 2018

Notice is hereby given to holders of ordinary shares of Tenaris S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company will be held on May 2, 2018, at 9:30 a.m. (Luxembourg time) and that an Extraordinary General Meeting of Shareholders of the Company will be held immediately after the adjournment of the Annual General Meeting of Shareholders. Both meetings (the “Meetings”) will be held at the Company’s registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. At the Annual General Meeting of Shareholders, shareholders will vote on the items listed below under the heading “Agenda for the Annual General Meeting of Shareholders”. At the Extraordinary General Meeting of Shareholders, shareholders will vote on the items listed below under the heading “Agenda for the Extraordinary General Meeting of Shareholders”.

Agenda for the Annual General Meeting of Shareholders

1.	Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended December 31, 2017, and on the annual accounts as at December 31, 2017, and of the independent auditors’ reports on such consolidated financial statements and annual accounts.

2.	Approval of the Company’s consolidated financial statements as of and for the year ended December 31, 2017.

3.	Approval of the Company’s annual accounts as at December 31, 2017.

4.	Allocation of results and approval of dividend payment for the year ended December 31, 2017.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2017.

6.	Election of the members of the Board of Directors.

7.	Authorization of the compensation of the members of the Board of Directors.

8.	Appointment of the independent auditors for the fiscal year ending December 31, 2018, and approval of their fees.

9.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

Agenda for the Extraordinary General Meeting of Shareholders

1.	The amendment of the first sentence of the sixth paragraph of article 11 “Powers” of the Company’s Articles of Association to read as follows:

“In case the shares of the Company are listed on one or more regulated markets, the Company shall have an Audit Committee composed of at least three (3) members, the majority of which shall qualify as Independent Directors; provided, however, that the composition and membership of the Audit Committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).”

2.	The amendment of first paragraph of article 15 “Date and Place” of the Company’s Articles of Association to read as follows:

“The annual general meeting shall meet each year in Luxembourg, at the place indicated in the notices of meeting, within six (6) months from the end of the previous financial year.”

Resolutions at the Annual General Meeting of Shareholders will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.

The Extraordinary General Meeting of Shareholders may not validly deliberate on the proposed amendment of the Company’s articles of association unless at least half of the issued share capital is represented, unless otherwise provided for by applicable law. If the required quorum is not reached at the first Extraordinary General Meeting of Shareholders, a second Extraordinary General Meeting of Shareholders may be convened in accordance with the Company’s articles of association and applicable law and such second Extraordinary General Meeting of Shareholders shall validly deliberate regardless of the number of shares represented. Resolutions at the Extraordinary General Meeting of Shareholders shall be adopted by a two-thirds majority of the votes validly cast, unless otherwise provided for by applicable law.

Holders of Shares: procedures for attending and voting at one or both Meetings

In accordance with the Luxembourg Law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies (the “Shareholders’ Rights Law”), the right to attend, speak and vote at the Meetings is restricted to those shareholders who are holders of shares of the Company on April 18, 2018 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at one of both Meetings in respect of those shares of the Company which such shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meetings.

Set out below are instructions on how to attend and/or vote (personally or by proxy) at one of both Meetings.

If you are a holder of shares of the Company on the Shareholders’ Record Time and you wish to attend and/or vote (personally or by proxy) at one or both Meetings, you must complete and return to the Company:

i.	the Intention to Participate Form, if you wish to attend one or both Meetings; and/or

ii.	the AGMS/EGMS Proxy Form, if you wish to vote by proxy at one or both Meetings.

A shareholder wishing to attend one or both Meetings must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed ON OR BEFORE APRIL 18, 2018 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS’ RECORD TIME). A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend one or both Meetings and vote in person (in which case the shareholder is not required to submit the AGMS/EGMS Proxy Form), or (ii) have a proxy holder attend one or both Meetings in person and vote by proxy, in which case the shareholder must also submit (in addition to the Intention to Participate Form) the AGMS/EGMS Proxy Form as soon as possible and, in any event, must be received by the Company ON OR BEFORE APRIL 25, 2018 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the AGMS/EGMS Proxy Form, properly completed and signed, by the dates indicated above, you will not be able to participate or vote (neither in person nor by proxy) at the Meetings.

A shareholder who does not wish to attend any Meeting but nonetheless wishes to vote by proxy at one or both Meetings must only complete and return to the Company the AGMS/ EGMS Proxy Form (and need not submit the Intention to Participate Form) which must be received by the Company ON OR BEFORE APRIL 18, 2018 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS’ RECORD TIME). Please note that in the event that the Company does not receive the AGMS/EGMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote (neither in person nor by proxy) at any Meeting.

The Shareholders’ Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at one or both Meetings is required to provide reasonably satisfactory evidence to the Company (prior to the Meetings) as to the number of shares of the Company held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must include at least: shareholder’s name, shareholder’s registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Evidence”). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The model certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event must be received by the Company ON OR BEFORE APRIL 25, 2018 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

In compliance with the Shareholders’ Rights Law and other applicable laws and regulations, this convening notice (which contains the agendas for the Meetings and the procedures for attending and/or voting at the Meetings), the total number of shares of the Company and voting rights as of the date of this notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agendas for the Meetings and draft resolutions proposed to be adopted at the Meetings), the Company’s 2017 annual report (which contains the Company’s consolidated financial statements as of and for the year ended December 31, 2017, and the Company’s annual accounts as at December 31, 2017, together with the independent auditors’ reports and the consolidated management report and certifications), the Intention to Participate Form, the AGMS/EGMS Proxy Form and the model certificate that constitutes the Evidence of shareholding, required to be submitted to the Company for purposes of participating and/or voting at the Meetings, are available to shareholders as of the date of this notice, and may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The Intention to Participate Form (if you wish to attend one or both Meetings), the AGMS/EGMS Proxy Form (if you wish to be represented and vote by proxy at one or both Meetings) and the certificate that constitutes the Evidence of the shareholding must be received by the Company, properly completed and signed, by the dates indicated above, at any of the following postal addresses, or by electronic message to the following electronic address: investors@tenaris.com.

Luxembourg:

29, avenue de la Porte-Neuve, 3rd Floor.

L-2227 Luxembourg

Attn: Adélia Soares

Argentina:

c/o Siderca S.A.I.C.

Carlos María della Paolera 299, piso 16°

(C1001ADA) Buenos Aires

Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:

c/o Dalmine S.p.A.

Piazza Caduti 6 luglio 1944 n. 1 24044

Dalmine (BG)

Attn: Marco María Tajana and/or Francesco Giuseppe Bettiol

Mexico:

c/o Tubos de Acero de México, S.A.

Campos Elíseos 400-Piso 17

Col. Chapultepec Polanco

11560 Ciudad de México

Attn: Félix Todd and/or Cecilia Pérez Valencia

In the case of shares held through fungible securities accounts in Mexico, the certificate that constitutes the Evidence of shareholding must be delivered to S.D. Indeval Institución para el Depósito de Valores S.A. de C.V. (Paseo de la Reforma #255, 3er. piso Col. Cuauhtémoc, Mexico City.

The AGMS/EGMS Proxy Form will only be valid if it includes the shareholder’s name, registered office/address and signature and, in the event of shares owned by a corporation or any other legal entity, the name, registered office/address and signature of the individual(s) representing such corporation or other legal entity. Incomplete or erroneous AGMS/EGMS Proxy Forms or AGMS/EGMS Proxy Forms which are not timely delivered or do not satisfy the required formalities will be discarded and the underlying shares WILL not be voted at the Meetings.

No admission cards will be issued to shareholders. Shareholders and their proxy holders attending one or both Meetings in person will be required to identify themselves at the Meetings with a valid official identification document (e.g. identity card, passport). In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend one or both Meetings in person and vote at one or both Meetings on behalf of such legal entity, must submit –in addition to the Intention to Participate Form and the AGMS/EGMS Proxy Form, as indicated above- evidence of their authority to represent the shareholder at the Meetings by means of a proper document (such as a general or special power-of-attorney) issued by the such legal entity. A copy of such power of attorney or other proper document must be received by the Company on or before APRIL 25, 2018 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME, at any of the postal addresses indicated above or by electronic message to the following electronic address: investors@tenaris.com.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at the Meetings as those afforded to the respective shareholder. Pursuant to the Shareholders’ Rights Law, irrespective of the number of shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meetings, except that:

(i)	if a shareholder holds shares of the Company through more than one securities account, such shareholder may appoint one proxy holder for each securities account;

(ii)	a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each share is indivisible for purposes of attending and voting at the Meetings. Co-owners of shares, beneficiaries and bare-owners of shares, and pledgors and pledgees of pledged shares must be represented by one single person at the Meetings.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company have the right to (a) include items on the agenda for any Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for any Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company ON OR BEFORE April 9, 2018, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for such Meeting.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meetings on the items of the agendas for the Meetings. The right to ask questions and the Company’s duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meetings, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

Holders of ADRs: procedures for voting at one or both Meetings

Holders of American Depositary Receipts (“ADRs”) as of APRIL 18, 2018 (the “ADR Holders’ Record Date”) are entitled to instruct DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary (the “Depositary”), as to the exercise of the voting rights in respect of the Company’s shares underlying such holder’s ADRs. Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Proxy materials will be available to ADR holders as of the date of this notice on the Company’s website at www.tenaris.com/investors. Voting instructions and voting cards will be sent to ADR holders by the Depositary. Any eligible ADR holder who wishes to give voting instructions in respect of the shares underlying its ADRs must follow the instructions and meet the deadlines set forth in such voting instructions and voting cards.

In accordance with the Luxembourg law of 11 January 2008 on transparency obligations for issuers of securities, each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the shares exceeding the proportion that should have been notified.

On March 28, 2018, the Company had a total issued share capital of $1,180,536,830, represented by 1,180,536,830 shares, each share carrying one vote.

The contact details of Tenaris S.A. are as follows:

Tenaris S.A.

Registered office:

29, avenue de la Porte-Neuve

L-2227 Luxembourg

Attention: Adélia Soares

Phone: (352) 26 47 89 78

Fax: (352) 26 47 89 79

Email: investors@tenaris.com

Website: www.tenaris.com/investors

For convenience of the holders of shares the following postal addresses may also be used:

Argentina:

c/o Siderca S.A.I.C.

Carlos María della Paolera 299, piso 16°

(C1001ADA) Buenos Aires

Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:

c/o Dalmine S.p.A.

Piazza Caduti 6 luglio 1944 n. 1 24044

Dalmine (BG)

Attn: Marco María Tajana and/or Francesco Giuseppe Bettiol

Mexico:

c/o Tubos de Acero de México, S.A.

Campos Elíseos 400-Piso17

Col. Chapultepec Polanco

11560 Ciudad de México

Attn: Félix Todd and/or Cecilia Pérez Valencia

Cecilia Bilesio

Secretary of the Board of Directors

March 28, 2018

Luxembourg

Tenaris S.A. Socété Anonyme 29, Avenue de la Porte-Neuve L - 2227 LUXEMBOURG R.C.S. Luxembourg B-85.203

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders of Tenaris S.A. (the “Company”), both to be held on Wednesday May 2, 2018, at the Company’s registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The Annual General Meeting of Shareholders will begin at 9:30 a.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

At the Annual General Meeting of Shareholders, you will hear a report on the Company’s business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors. Subsequently, the Extraordinary General Meeting of Shareholders will decide on certain amendments to the Company’s articles of association.

The convening notice of the meetings (which contains the agendas for the meetings and the procedures for attending and/or voting at the meetings), the total number of shares of the Company and voting rights as of the date of the convening notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agendas for the Meetings and draft resolutions proposed to be adopted at the meetings), the Company’s 2017 annual report (which contains the Company’s consolidated financial statements as of and for the year ended December 31, 2017, and the Company’s annual accounts as at December 31, 2017, together with the independent auditors’ reports and the consolidated management report and certifications), the text of the draft of the consolidated articles of association of the Company including the amendments to the articles as referred to in the agenda for the Extraordinary General Meeting of Shareholders, and the forms required to be submitted to the Company for purposes of participating and/or voting at the meetings are available to shareholders as of the date of the convening notice, and may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

I believe that stakeholder participation is key to the success of every company. Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the meetings. If you are a holder of shares on April 18, 2018 at 24:00 (midnight), Central European Time, you can attend and/or vote, personally or by proxy, at one or both meetings. If you are a holder of ADRs, please see the letter from Deutsche Bank Trust Company Americas, the depositary bank, or contact your broker/custodian, for instructions on how to exercise the voting rights in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the meetings.

Yours sincerely,

Paolo Rocca

Chairman and Chief Executive Officer

March 28, 2018

Deutsche Bank Trust Company Americas Global Transaction Banking

DEPOSITARY RECEIPTS	March 28, 2018

Depositary's Notice of Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders of Tenaris S.A.

Issuer:	Tenaris S.A. / CUSIP 88031M109

Country:	Luxembourg

Meetings’ Details:	Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders of Tenaris S.A., currently scheduled for May 2, 2018, and any adjournments thereof, to be held at the Company’s registered office at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The Annual General Meeting of Shareholders will begin at 9:30 a.m. (Central European Time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

Voting Instruction Deadline:	On or before 10:00 a.m. on April 25, 2018 (Eastern Daylight Time) for written proxy cards, and 11:59 p.m. on April 24, 2018 (Eastern Daylight Time) for internet or telephone voting

Distribution Date	March 20, 2018

ADS Record Date:	April 18, 2018

Ordinary shares / ADS Ratio	1 ADS / 2 Ordinary Shares

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) for the American Depositary Share (“ADS”) program of Tenaris S.A. (the “Company”) has received notice from the Company of an Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders (the “Meetings”) currently scheduled on the date set forth above. A copy of the notice of the Meetings is available on the Company's website at www.tenaris.com/investors.

In accordance with the provisions of the Amended and Restated Deposit Agreement, dated as of March 13, 2013, among the Company, the Depositary, and all registered owners (“Owners”) and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), Owners of ADSs representing ordinary shares of the Company (“Shares”), at the close of business (Eastern Daylight Time) on the ADS Record Date set forth above, will be entitled, subject to any applicable provision of Luxembourg law, the Company’s articles of association and the provisions governing the Shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Shares represented by their respective ADSs. A voting instruction form is enclosed for that purpose.

Although the Company has instructed the Depositary to mail voting instruction materials to Owners of record at the Distribution Date set forth above, voting instructions will only be accepted and counted for positions held by those Owners on the ADS Record Date set forth above. Voting instructions must be received by the Depositary on or before the Voting Instruction Deadline set forth above. Owners are advised that if the number of ADSs held by an Owner on the ADS Record Date set forth above differs from that on the Distribution Date, the Depositary will only apply such voting instructions to those ADSs held by such Owner on the ADS Record Date. Owners on the ADS Record Date that were not Owners on the Distribution Date may only be able to provide voting instructions electronically.

Deutsche Bank Trust Company Americas Global Transaction Banking

Note that Owners may only provide voting instructions on particular agenda items in respect of all of their ADSs and may not split voting instructions on a particular agenda item.

With respect to any properly completed voting instructions received by the Depositary on or prior to the Voting Instruction Deadline set forth above, the Depositary shall endeavor, insofar as practicable, to vote or cause to be voted the number of Shares represented by the ADSs in accordance with such voting instructions.

Owners are advised that, pursuant to the provisions of the Deposit Agreement, if properly completed voting instructions are not timely received by the Depositary from an Owner on or before the Voting Instruction Deadline set forth above with respect to the Shares represented by such Owner's ADS on the ADS Record Date, in accordance with the provisions of the Deposit Agreement a proxy will be provided to a person designated by the Company with respect to the Shares to vote that amount of Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by such appointed proxy, except that such instruction shall not be deemed to have been given and the Depositary shall not give a proxy with respect to any matter as to which the Company informs the Depositary that (x) the Company does not wish to receive such proxy, (y) the Company has knowledge that substantial opposition exists with respect to the action to be taken at the meeting or (z) the matter materially and adversely affects the rights of holders of Shares. The Depositary shall have no obligation to notify Owners if it should receive any such notification from the Company. The Company has instructed us that the appointed proxy will vote in the manner stated in the Company's shareholder meeting brochure and proxy statement.

Any Owner entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADSs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred ADS Voting Deadline. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such ADS Voting Deadline.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for Owners.

The Company has also instructed the Depositary to notify Owners that Company’s 2017 annual report (which contains the Company’s consolidated financial statements as of and for the year ended December 31, 2017, and the Company’s annual accounts as at December 31, 2017, together with the independent auditors’ reports and the consolidated management report and certifications) and the text of the draft of the consolidated articles of association of the Company including the amendments to the articles as referred to in the agenda for the Extraordinary General Meeting, are available to Owners as of the date of the convening notice, and may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg.

Owners and holders are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) the Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Shares, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith and without the Depositary’s gross negligence and willful misconduct and (d) there can be no assurance that Owners generally or any Owner in particular will receive this notice sufficiently prior to the Voting Instruction Deadline to ensure that the Depositary will vote the Shares in accordance with the provisions set forth in the Deposit Agreement.

For further Information, contact:

Deutsche Bank - Depositary Receipts

Phone: 212 250 3697

Phone: 212 250 1504

Phone: 212 250 9100

adr.corporateaction@list.db.com

Tenaris S.A.

Société Anonyme

29, avenue de la Porte-Neuve, 3rd Floor,

L-2227 Luxembourg

RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders to be held on May 2, 2018

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company and an Extraordinary General Meeting of Shareholders of the Company (the “Meetings”), both to be held on May 2, 2018, at the Company’s registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, for the purposes set forth in the convening notice of the Meeting (the “Notice”). The Annual General Meeting of Shareholders will begin at 9:30 a.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

The Meetings have been convened by the Notice, which contains the agendas for the Meetings and the procedures for attending and/or voting at the Meetings. The Notice has been published in Luxembourg and in the markets where the shares of the Company, or other securities representing shares of the Company, are listed. A copy of the Notice may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

As of the date hereof, there are issued and outstanding 1,180,536,830 ordinary shares, US$1 par value each, of the Company (the “Shares”), including the Shares (the “Deposited Shares”) deposited with various agents for DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, dated as of March 13, 2013, among the Company, the Depositary and all registered owners and holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

In accordance with the Luxembourg law of 11 January 2008, as amended and supplemented, on transparency obligations for issuers of securities (the “Transparency Law”), each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the Shares exceeding the proportion that should have been notified.

Holders of Shares: procedures for attending and voting at one or both Meetings

In accordance with the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies (the “Shareholders’ Rights Law”), the right to attend, speak and vote at one or both Meetings is restricted to those shareholders who are holders of Shares on April 18, 2018 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at one or both Meetings in respect of those Shares which such shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of Shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meetings.

To attend and/or vote (personally or by proxy) at one or both Meetings, shareholders must complete and return to the Company:

i.	the Intention to Participate Form, if you wish to attend to one or both Meetings; and/or

ii.	the AGMS/EGMS Proxy Form, if you wish to vote by proxy at one or both Meetings.

A shareholder wishing to attend one or both Meetings must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed, on or before the Shareholder’s Record Time. A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend one or both Meetings and vote in person (in which case the shareholder is not required to submit the AGMS/EGMS Proxy Form), or (ii) have a proxy holder attend to one or both Meetings in person and vote by proxy, in which case the shareholder must also submit (in addition to the Intention to Participate Form) the AGMS/EGMS Proxy Form as soon as possible and, in any event, must be received by the Company on or before April 25, 2018 at 24:00 (midnight), Central European Time. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the AGMS/EGMS Proxy Form, properly completed and signed, by the dates indicated above, you will not be able to participate or vote (neither in person nor by proxy) at any Meeting.

A shareholder who does not wish to attend the Meetings but nonetheless wishes to vote by proxy at one or both Meetings must only complete and return to the Company the AGMS/EGMS Proxy Form (and need not submit the Intention to Participate Form), which must be received by the Company on or before the Shareholders’ Record Time. Please note that in the event that the Company does not receive the AGMS/EGMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote (neither in person nor by proxy) at any Meeting.

The Shareholders’ Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at one or both Meetings is required to provide reasonably satisfactory evidence to the Company (prior to the Meetings) as to the number of Shares held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must include at least: shareholder’s name, shareholder’s registered office/address, shareholder status, number of Shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s Shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Evidence”). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The model certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event must be received by the Company on or before April 25, 2018 at 24:00 (Midnight), Central European Time.

The Intention to Participate Form (if you wish to attend one or both Meetings), the AGMS/EGMS Proxy Form (if you wish to be represented and vote by proxy at one or both Meetings) and the model certificate that constitutes the Evidence of the shareholding may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The forms and certificates must be received by the Company, properly completed and signed, by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com.

No admission cards will be issued to shareholders. Shareholders and their proxy holders attending to one or both Meetings in person will be required to identify themselves at the Meetings with a valid official identification document (e.g. identity card, passport). In the event of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend one or both Meetings in person and vote at one or both Meeting on behalf of such legal entity, must submit –in addition to the Intention to Participate Form and the AGMS/EGMS Proxy Form, as indicated above- evidence of their authority to represent the shareholder at the Meetings by means of a proper document (such as a general or special power-of-attorney) issued by such legal entity. A copy of such power of attorney or other proper document must be received by the Company on or before April 25, 2018 at 24:00 (midnight), Central European Time, in any of the postal addresses indicated in the Notice or through electronic message to the following electronic address: investors@tenaris.com.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at the Meetings as those afforded to the respective shareholder. Pursuant to the Shareholders’ Rights Law, irrespective of the number of Shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meetings, except that:

(i)            if a shareholder holds Shares through more than one securities account, such shareholder may appoint one proxy holder for each securities account;

(ii)           a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the Shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each Share is indivisible for purposes of attending and voting at the Meetings. Co-owners of Shares, beneficiaries and bare-owners of Shares, and pledgors and pledgees of pledged Shares must be represented by one single person at the Meetings.

A shareholder who has completed and delivered to the Company the AGMS/EGMS Proxy Form, is entitled to, on a later date, (i) revoke such AGMS/EGMS Proxy Form, and/or (ii) replace such AGMS/EGMS Proxy Form with a new AGMS/EGMS Proxy Form, appointing a different proxy holder and/or submitting new voting instructions, in each case, by delivering to the Company a notice of revocation and/or a properly completed and signed replacement AGMS/EGMS Proxy Form, provided, that, in each case, such notice of revocation and/or replacement AGMS/EGMS Proxy From must be received by the Company by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com. No revocations or replacement of the AGMS/EGMS Proxy Form shall be accepted by the Company if received after such deadlines.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares have the right to (a) include items on the agenda for any Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for any Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company on or before April 9, 2018, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for such Meeting.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meetings on the items of the agenda for the Meetings. The right to ask questions and the Company’s duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meetings, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

The Meetings will appoint a chairperson pro tempore to preside the Meetings. The chairperson pro tempore will have broad authority to conduct the Meetings in an orderly and timely manner and to establish behavior rules, including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting.

Holders of ADRs: procedures for voting at one or both Meetings

Holders of ADRs as of April 18, 2018 (the “ADR Holders’ Record Date”) are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs. Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible ADR holder who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the voting instructions and voting cards. If the Depositary receives proper instructions (i) in the case of any ADR holder giving instructions through a written proxy card, by 10:00 a.m. (Eastern Daylight Time) on April 25, 2018, and (ii) in the case of any ADR holder using internet or telephone voting by 11:59 p.m. (Eastern Daylight Time) on April 24, 2018, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder’s ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the ADR holder, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such ADR holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meetings, or (iii) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Annual General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted

Resolutions at the Annual General Meeting of Shareholders will be passed by the simple majority of the votes validly cast, irrespective of the number of Shares present or represented.

The Annual General Meeting of Shareholders is called to address and vote on the items of the agenda included in the Notice. The agenda for the Annual General Meeting of Shareholders, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon are included below:

1.            Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended December 31, 2017, and on the annual accounts as at December 31, 2017, and of the independent auditors’ reports on such consolidated financial statements and annual accounts.

The consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended December 31, 2017, and on the Company’s annual accounts as at December 31, 2017, and the independent auditors’ reports on such consolidated financial statements and annual accounts, are included in the Company’s 2017 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement. The Company’s 2017 annual report includes all the information required by the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Commercial Companies Law”), and the information required under the Luxembourg law of 19 May 2006 implementing the Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids. The non-financial statement required under article 1720-1 of the Commercial Companies Law and articles 68 and 68bis of the Luxembourg law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, will be included in a separate annual sustainability report to be published on or prior to June 30, 2018, and will be made available on the Company’s website.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to acknowledge the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended December 31, 2017, and on the Company’s annual accounts as at December 31, 2017, and the independent auditors’ reports on such consolidated financial statements and annual accounts.”

2.           Approval of the Company’s consolidated financial statements as of and for the year ended December 31, 2017.

The Company’s consolidated financial statements as of and for the year ended December 31, 2017 (comprising the consolidated statement of financial position and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements), are included in the Company’s 2017 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the Company’s consolidated financial statements as of and for the year ended December 31, 2017”.

3.            Approval of the Company’s annual accounts as at December 31, 2017.

The Company’s annual accounts as at December 31, 2017 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) are included in the Company’s 2017 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the Company’s annual accounts as at December 31, 2017”.

4.           Allocation of results and approval of dividend payment for the year ended December 31, 2017.

In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital. As indicated in the Company’s annual accounts as at December 31, 2017, the Company’s legal reserve already amounts to 10% of its subscribed capital and, accordingly, the legal requirements in that respect are satisfied.

The Company’s board of directors (the “Board of Directors”) proposed at its meeting held on February 21, 2018, that a dividend, payable in U.S. dollars, in the amount of US$0.41 per share (or US$0.82 per ADR), which represents an aggregate sum of approximately US$484 million, be approved and that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date. This dividend would include the interim dividend of US$0.13 per share (or US$0.26 per ADR), or approximately US$153 million, paid in November 2017, and, accordingly, if this dividend proposal is approved, the Company will make a dividend payment on May 23, 2018, in the amount of US$0.28 per share (or US$0.56 per ADR) or approximately US$331 million.

The Company’s annual accounts as at December 31, 2017, show a loss for 2017, of approximately US$ 52.2 million, and the Company’s consolidated financial statements as of and for the year ended December 31, 2017, show a net income for the year 2017 of approximately US$ 536.4 million. However, considering the Company’s retained earnings and other distributable reserves, the Company has distributable amounts which exceed the proposed dividend. The dividend payment in the amount of US$0.28 per share (or US$0.56 per ADR) to be distributed on May 23, 2018, is to be paid from the Company’s retained earnings reserve. The loss of the year ended December 31, 2017, would be absorbed by the Company’s retained earnings account.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved (i) to approve a dividend for the year ended December 31, 2017, in the aggregate amount of US$0.41 per share (or US$0.82 per ADR), which represents an aggregate sum of approximately US$484 million, and which includes the interim dividend of US$0.13 per share (or US$0.26 per ADR) paid in November 2017, (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment so approved, including the applicable record date, (iii) to make the dividend payment in U.S. dollars on May 23, 2018, in the amount of US$0.28 per share (or US$0.56 per ADR), pursuant to this resolution out of the Company’s retained earnings reserve; and (iv) that the loss of the year ended December 31, 2017, be absorbed by the Company’s retained earnings account”.

5.            Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2017.

In accordance with the Commercial Companies Law, following approval of the Company’s annual accounts as at December 31, 2017, the Annual General Meeting of Shareholders must vote as to whether those who were members of the Board of Directors throughout the year ended December 31, 2017, are discharged from any liability in connection with the management of the Company’s affairs during such year.

It is proposed that those who were members of the Board of Directors throughout the year ended December 31, 2017, be discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to discharge all those who were members of the Board of Directors throughout the year ended December 31, 2017, from any liability in connection with the management of the Company’s affairs during such year.”

6.           Election of the members of the Board of Directors.

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Shares are listed on at least one regulated market, the minimum number of directors must be five.

As of the date hereof, the Board of Directors is composed of the following ten directors:

1.	Roberto Bonatti
2.	Carlos Condorelli
3.	Roberto Monti
4.	Gianfelice Mario Rocca
5.	Paolo Rocca
6.	Jaime Serra Puche
7.	Yves Speeckaert
8.	Alberto Valsecchi
9.	Amadeo Vázquez y Vázquez
10.	Guillermo Vogel

Messrs. Condorelli, Monti, Serra Puche, Speeckaert and Vázquez y Vázquez qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and Messrs. Monti, Serra Puche, Speeckaert and Vázquez y Vázquez qualify as independent directors under the Company’s articles of association.

It is proposed that the number of directors be increased to eleven, that all of the current directors, except Mr. Alberto Valsecchi, be reappointed to the Board of Directors and that Mr. Germán Curá and Ms. Mónica Tiuba be newly appointed to the Board of Directors, each to hold office until the next annual general shareholders’ meeting that will be convened to decide on the Company’s 2018 annual accounts. If appointed by the Annual General Meeting of Shareholders, Ms. Tiuba will also qualify as independent director for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1).

Set forth below is summary biographical information of each of the candidates:

Roberto Bonatti. Mr. Bonatti is a member of the Board of Directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin S.A. (“San Faustin”). Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Ternium S.A (“Ternium”). Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Board of Directors and of the Company’s audit committee (the “Audit Committee”).  He served as the Company’s chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C. (“Siderar”). He has held several positions within Tenaris, including also the chief financial officer position in some of the principal Tenaris group companies; he also served as president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Germán Curá. Mr. Curá currently serves as president of our operations in North America, a position he holds since 2006. He was first employed with Siderca S.A.I.C (“Siderca”) in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril Company, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and currently serves as a member of the board of director of QRI llc. He is a Marine Engineer from the Instituto Tecnologico de Buenos Aires and a MBA graduated from the Massachusetts Institute of Technology. Mr. Curá is a U.S. citizen.

Roberto Monti. Mr. Monti is a member of the Board of Directors and of the Audit Committee. He is a member of the board of directors of YPF SA (“YPF”). He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Board of Directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Ternium, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. From June 2013 to June 2017 he was President of Assolombarda, and from May 2004 to May 2012 Vice President for Education of Confindustria. Moreover, in Italy, he is member of the Board of Directors of Allianz SpA, Brembo SpA, Buzzi Unicem SpA., Bocconi University, LUISS University, Museo Nazionale Scienza e Tecnologia Leonardo Da Vinci and member of the Advisory Board of Politecnico di Milano. At international level, he is member of the Allianz SE Advisory Board, of the Aspen Institute Executive Committee, of the Harvard Business School Advisory Board, of the BIDMC’s Cancer Center International Executive Board and member of the European Round Table of Industrialists (ERT). In June 2007 he was appointed Cavaliere del Lavoro of the Italian Republic and in March 2009 he received a Honoris Causa degree in management engineering from Politecnico di Milano. Gianfelice Rocca graduated cum laude in Physics at University of Milan and earned a PMD at Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Board of Directors and the Company’s chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Board of Directors and of the Audit Committee. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Rotoplas and Alpek S.A. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Yves Speeckaert. Mr Speeckaert is a member of the Board of Directors. He started his career as management consultant. While serving as director of KPMG Consulting in London and Sao Paulo, Brazil, he led various high profile engagements in the telecoms, energy and agri-business industries; and as a director of structured finance of Banca Intesa-Sanpaolo (London), he worked with leaders of the telecom companies and vendors, to structure new operators funding in Spain and Latin America. Since 2010 he is a Luxembourg-based independent director of regulated investment funds (including related to Rothschild, UBS, KBL, among others) and is a member of the board of directors of several industrial holdings. He is also a member of the Luxembourg Institute of Administrators (ILA). Mr Speeckaert holds an MBA from the University of California at Berkeley, and is a contributing and active member of its alumni association. Mr Speeckaert is a Belgian citizen.

Mónica Tiuba. Ms. Tiuba is a Brazilian qualified lawyer and accountant with over 16 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She has more than 10 years working experience in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients and family offices in connection with their international structuring; she has also advised private equity houses in M&A transactions. She worked for the global trust services firm, Vistra, where she headed the French & Ibero-Latin American team and served as board member of Ibero-LatAm origin clients. Ms. Tiuba gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She holds a specialization in EU Tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Board of Directors and the chairman of the Audit Committee. He is an independent alternate director of Gas Natural BAN, S.A, of Grupo Gas Natural Fenosa. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the audit committee of BBVA Banco Francés S.A. until 2003, and chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Board of Directors and holds the position of Vice President of Finance. He is the vice chairman of Tamsa, the chairman of Grupo Collado, Exportaciones IM Promoción and Canacero, a member of the board of directors of each of Techint, S.A. de C.V., Corporación Alfa, the Universidad Panamericana – IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

The Board of Directors met seven times during 2017. On January 31, 2003, the Board of Directors created the Audit Committee pursuant to Article 11 of the Company’s articles of association, which operates under a charter which has been amended and restated by the Board of Directors on November 1, 2017. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to (i) increase the number of members of the Board of Directors to eleven; (ii) appoint Mr. Germán Curá and Ms. Mónica Tiuba to the Board of Directors, (iii) re-appoint Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Yves Speeckaert, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel to the Board of Directors; each of the persons appointed and re-appointed, respectively, in (i) and (ii) above to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2018 annual accounts.”

7.            Authorization of the compensation of the members of the Board of Directors.

It is proposed that each member of the Board of Directors receive an amount of US$115,000 as compensation for his services during the fiscal year 2018; and it is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and that the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the proposed compensation will be net of any applicable Luxembourg social security charges.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved that (i) each of the members of the Board of Directors receive an amount of US$115,000 as compensation for his services during the fiscal year 2018; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and; (iii) the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.”

8.            Appointment of the independent auditors for the fiscal year ending December 31, 2018, and approval of their fees.

The Audit Committee has recommended that PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, be appointed as the Company’s independent auditors for the fiscal year ending December 31, 2018, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2018 annual accounts.

In addition, the Audit Committee has recommended the approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2018, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 43,469,387, BR$ 624,946, EUR 1,395,513, MXN $ 4,020,469, and US$ 536,645. Such fees will cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. For information purposes, the aggregate amount of fees for audit, audit-related and other services to be rendered by the independent auditors during the fiscal year ending December 31, 2018, is equivalent to US$4,6 million (based on the exchange rate between the U.S. Dollar and each applicable reference currency as of December 31, 2017 (and between the U.S Dollar and the Argentine peso at an exchange rate of 1:21.77)). Finally, it is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to (i) appoint PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2018, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2018 annual accounts; (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2018, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 43,469,387, BR$ 624,946, EUR 1,395,513, MXN $ 4,020,469, and US$ 536,645, and (iii) authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

9.            Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, it is advisable that the Board of Directors be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

Through this resolution, the Company seeks authorization under Article 16 of the Transparency Law, to give, send or supply information (including any notice or other document) that is required or authorized to be given, sent or supplied to a shareholder by the Company whether required under the articles of association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.”

Extraordinary General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted

The Extraordinary General Meeting of Shareholders may not validly deliberate on the proposed amendment of the Company’s articles of association unless at least half of the issued share capital is represented, unless otherwise provided for by applicable law. If the required quorum is not reached at the first Extraordinary General Meeting of Shareholders, a second Extraordinary General Meeting of Shareholders may be convened in accordance with the Company’s articles of association and applicable law and such second Extraordinary General Meeting of Shareholders shall validly deliberate regardless of the number of Shares represented. Resolutions at the Extraordinary General Meeting of Shareholders shall be adopted by a two-thirds majority of the votes validly cast, unless otherwise provided for by applicable law.

The Extraordinary General Meeting of Shareholders is called to address and vote on the items of the agenda included in the Notice. The agenda for the Extraordinary General Meeting of Shareholders, including the report on the item of the agenda and the draft resolution proposed to be adopted thereon are included below:

1.           The amendment of the first sentence of the sixth paragraph of article 11 “Powers” of the Company’s articles of association to read as follows:

“In case the shares of the Company are listed on one or more regulated markets, the Company shall have an Audit Committee composed of at least three (3) members, the majority of which shall qualify as Independent Directors; provided, however, that the composition and membership of the Audit Committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).”

The Luxembourg law of July 23, 2016, concerning the audit profession as to composition of the audit committee (the “Audit Reform Law”), which implements EU Directive 2014/56, introduces certain provisions on the statutory audit of companies listed in a regulated market in the European Union, and sets forth, among others, requirements in connection with mandatory auditing firm rotation and procedures for the retention and selection of auditors, establishing certain restrictions to the provision of, and fees applicable to, non-audit services.

In addition, the Audit Reform Law imposes certain requirements with respect to the composition and qualifications of audit committee members of EU listed companies, and lies out the responsibilities imposed to audit committees with respect to the auditors’ selection and engagement, the audit of financial statements and financial reporting and internal control and risk management.

The articles of association currently in effect provide that, for as long as the Shares are listed on at least one regulated market, the Audit Committee shall be composed of three members, at least two of which must qualify as independent directors under the Company’s articles of association. However, in response to the requirements set forth in the Audit Reform Law, the Board of Directors appointed Mr. Condorelli, a member of the Board of Directors with competence in accounting or auditing matters, to serve on the Audit Committee until the date of the Annual General Meeting of Shareholders held immediately prior to the date of this Extraordinary General Meeting of Shareholders.

In addition, in response to the Audit Reform Law, on November 1, 2017, the Board of Directors approved an amendment to the Audit Committee charter, to implement adequate procedures to discharge the Audit Committee’s duties and responsibilities under applicable law, including the Audit Reform Law.

Accordingly, for purposes of addressing the requirements of the Audit Reform Law, it is proposed that the Company’s articles of association be amended to provide that the Audit Committee shall be composed of at least three members, the majority of which shall qualify as independent directors. It is also proposed that the Company’s articles of association also reflect that the composition and membership of the Audit Committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).

Draft resolution proposed to be adopted: “the Extraordinary General Meeting of Shareholders resolved to amend the first sentence of the sixth paragraph of article 11 “Powers” of the Company’s articles of association to read as follows: ‹In case the shares of the Company are listed on one or more regulated markets, the Company shall have an Audit Committee composed of at least three (3) members, the majority of which shall qualify as Independent Directors; provided, however, that the composition and membership of the Audit Committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets)›.”

2.            The amendment of first paragraph of article 15 “Date and Place” of the Company’s articles of association to read as follows:

“The annual general meeting shall meet each year in Luxembourg, at the place indicated in the notices of meeting, within six (6) months from the end of the previous financial year.”

The articles of association currently in effect provide that each general meeting of shareholders of the Company shall meet each year on the first Wednesday of May at 9:30 a.m. and that, if such day falls on a legal or banking holiday in Luxembourg, the meeting shall be held on the first business day thereafter.

Luxembourg applicable law does not currently require that the annual general meeting of shareholder meet on a particular month, date or hour of the year, as long as it meets within six months after the end of the previous financial year.

Accordingly, in order to afford more flexibility to the Company, it is proposed that the Company’s articles of association be amended to remove the strict requirement on the date and timing for celebration of the annual general meetings of shareholders and instead provide that the annual general meeting shall meet each year in Luxembourg within six (6) months from the end of the previous financial year.

Draft resolution proposed to be adopted: “the Extraordinary General Meeting of Shareholders resolved to amend the first paragraph of article 15 “Date and Place” of the Company’s articles of association to read as follows: ‹The annual general meeting shall meet each year in Luxembourg, at the place indicated in the notices of meeting, within six (6) months from the end of the previous financial year ›.”

* * * * *

Assuming that the Extraordinary Meeting of Shareholders approves the proposed amendment to article 15 of the Company’s articles of association, the next Annual General Meeting of Shareholders that will be convened to decide on the Company’s 2018 annual accounts, will be held within six (6) months from the end of the 2018 financial year.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares will have the right to (a) include items on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2018 annual accounts; and (b) propose draft resolutions for the items included or to be included on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2018 annual accounts. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company not later than twenty two days prior to the 2019 annual general meeting of shareholders, satisfying the requirements of the Shareholders’ Rights Law.

PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, are the Company’s independent auditors. A representative of the independent auditors will be present at the Meetings to respond questions.

Cecilia Bilesio

Secretary to the Board of Directors

TENARIS S.A.

Annual Report 2017

TABLE OF CONTENTS

Company Profile	3
Letter from the Chairman	4
Management Report	6
Information on Tenaris	9
Principal Risks and Uncertainties	21
Operating and Financial Review and Prospects	30
Quantitative and Qualitative Disclosure About Market Risk	45
Outstanding Legal Proceedings	49
Recent Developments	49
Corporate Governance Statement	50
Related Party Transactions	62
Dividend Policy	64
Non-financial Information	65
Management Certification	66
Financial Information	67
Consolidated Financial Statements	67
Annual Accounts (Luxembourg GAAP)	132
Exhibit I – Alternative performance measures	145

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Company Profile

Tenaris is a leading supplier of tubes and related services for the world’s energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

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Letter from the Chairman

Dear Shareholders,

2017 has been an important year for Tenaris in which we have put the company back on a growth path, after two very difficult ones. The market has begun to recover, our mills have been put back to work and we have Bay City up and running. We have made excellent progress with advancing our Rig Direct® program around the world and our financial and economic results are improving rapidly.

The recovery has so far been concentrated in North America, where oil and gas companies have increased their investment spending in new shale wells thanks to remarkable improvements in well productivities and drilling efficiencies as well as lower supply costs. This year, the recovery has begun to spread across most of our markets, and should extend to offshore markets in 2019. Longer-term, higher energy efficiencies and the ongoing transition to a lower-carbon energy matrix will limit the growth in oil and gas demand worldwide although it is likely to be many years before we see any decline in consumption.

The technological advances in shale drilling over the past three years, with the use of longer laterals, multiple fracturing stages, and pad drilling, have contributed not only to extraordinary gains in well productivities but also to changing product requirements. Tenaris has been at the forefront of developing new products to accompany these advances, such as our TenarisHydril Wedge XP™ connections, BlueCoil® coiled tubing products, and AlphaRod® sucker rods.

The start up of our Bay City mill marks the culmination of an intense collaborative effort over three and a half years. It represents much of the best of Tenaris in terms of the scale and planning of the undertaking, the innovation of the design, the sharing of expertise across generations, the integration with the local community and the final achievement. The world's most advanced seamless pipe mill, representing an investment outlay of $1.8 billion, is now ramping up to serve its most dynamic market, just as the US government is imposing Section 232 tariffs to reduce steel imports.

At the inauguration ceremony held on 11th December, 2017, members of the US government expressed their support for the investment and their hope that Tenaris would continue to play a role in the American energy revolution and manufacturing revival, while community leaders praised the company for keeping its promises.

Now we have our industrial and service infrastructure fully prepared to support our Rig Direct® strategy. This is aimed at reducing overall drilling costs and simplifying the operations of our oil and gas customers, integrating and shortening the supply chain. We have made important progress over the year, not only in the USA and Canada, where the market has been growing rapidly, but throughout the world. In December, we provided Rig Direct® services to 360 rigs worldwide, up 50% from a year previously, covering 150 customers.

In North America, we opened new service centers in Midland, Oklahoma and Grand Prairie, and major oil companies and many large independents now use our Rig Direct® services. In Latin America, we extended the range of our Rig Direct® services as we renewed long-term agreements with YPF, Ecopetrol and Pemex.

In the Eastern Hemisphere, we established Rig Direct® operations in Thailand, Italy and Indonesia, expanded our services in the North Sea and Romania, opened a new premium Dopeless® threading facility in Kazakhstan and will start new operations in the UAE and for Shell's unconventional drilling operations in China.

This expansion is transforming the relation that Tenaris has with many of its customers and provides further opportunities for competitive differentiation.

Our offshore line pipe business had an excellent year. We have booked the majority of the relevant projects that have been sanctioned over the past two years, including ENI's Zohr project, which achieved an offshore record of two and half years to go from discovery to first production. We supplied line pipe for Anadarko's Constellation project in the Gulf of Mexico and ENI's Sankofa development in Ghana and were awarded the Tenghizchevroil Future Growth Project in Kazakhstan. We have a large backlog to deliver in 2018. Overall, for the two years, this represents a volume of around 500,000 tons, a notable achievement even if prices reflect a highly competitive environment.

During the year, we made an important step in upgrading the environmental performance of our mills, approving and initiating investments amounting to over $50 million dedicated to this purpose. Our newer

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facilities in Bay City, Tamsa and Colombia have been constructed to the highest environmental standards and we will continue to invest in our more established facilities to upgrade their performance. Through our global industrial system based on electric furnace steel making and our Rig Direct® service capabilities, we offer arguably the most environmentally-efficient supply of tubular products to the energy industry.

As we started operations at Bay City, restarted and ramped up operations at our other mills, and expanded our Rig Direct® operations, we delivered a record 1.4 million hours of training through the year. We achieved this, even as we renewed the entire curriculum at TenarisUniversity to put our employees at the center of developing their knowledge, skills and careers. This emphasis on individual empowerment and responsibility as well as an increased transparency in the company's relationship with each employee is at the heart of our efforts to enhance employee engagement and performance at all levels.

Our economic and financial results improved through the year. In the fourth quarter, we were able to recover a 20% EBITDA margin and, for the year, we recorded a positive net income of $536 million, which included a gain on the sale of our Republic Conduit business at the beginning of the year.

Our financial position remains very solid. We ended the year with net cash of $680 million on our balance sheet, while maintaining our strategic investments. Working capital has increased to support a growing level of sales, the expansion of our Rig Direct® program and production for offshore pipelines that inevitably have a long lead-time. Our Board of Directors is proposing to maintain our annual dividend pay out at $0.41 per share ($0.82 per ADS), amounting to 89% of earnings for the year, based on our financial position and the strong prospects we see ahead.

Coming out from a profound crisis, and after completing a substantial investment program, these results demonstrate a strong differentiation from our competitors, and leave us well placed to continue increasing our service level to our customers and respond to the various challenges of our markets.

The recent US governmental ruling to implement Section 232 tariffs on steel imports could create a structural change in our most dynamic market. To the extent, however, that it is aimed at reducing imports, it should be positive for us given our extensive domestic capacity. We aim to take full leverage of the investments we have made to consolidate and strengthen our position throughout North America and worldwide.

As we move forward, I sense a renewed spirit of satisfaction among our employees with what we have accomplished during the year. In a year that was also marked by catastrophic events, I was particularly impressed by the way our employees in Houston and Bay City responded in very difficult personal circumstances at the time of Hurricane Harvey and by the solidarity of our Mexican employees for the victims of the earthquakes. I want to thank all of them for the commitment and support that they have shown through this period and look forward to seeing their continuing contributions in the time ahead. I would also like to express my thanks to our customers, suppliers and shareholders for their continuing support and confidence in Tenaris.

March 27, 2018

/s/ Paolo Rocca

Paolo Rocca

5

Management Report

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•	References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See “II. Accounting Policies A. Basis of presentation” and “II. Accounting Policies B. Group accounting” to our audited consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” refer to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.

•	“OCTG” refers to oil country tubular goods.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and in accordance with IFRS as adopted by the European Union. Additionally, this annual report includes non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit I for more details on these alternative performance measures.

Following the sale of our steel electric conduit business in North America, known as Republic Conduit, the results of the conduit business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all amounts related to discontinued operations within each line item of the consolidated income statement are reclassified into discontinued operations. The consolidated statement of cash flows includes the cash flows for continuing and discontinued operations; cash flows from discontinued operations and earnings per share are disclosed separately in note 28 “Net assets of disposal group classified as held for sale” to our audited consolidated financial statements included in this annual report, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements included in this annual report are those as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015.

Rounding

Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements” under applicable securities laws. Forward-looking statements are based on management’s current views and assumptions and are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. Forward-looking statements involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, “Business Overview”, “Principal Risks and Uncertainties”, and “Operating and Financial Review and Prospects”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

•	changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barriers.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

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Leading Indicators

	2017	2016	2015
TUBES SALES VOLUMES (thousands of tons)
Seamless	2,157	1,635	2,028
Welded	461	355	605
Total	2,618	1,990	2,633

TUBES PRODUCTION VOLUMES (thousands of tons)
Seamless	2,347	1,735	1,780
Welded	544	305	633
Total	2,890	2,040	2,413

FINANCIAL INDICATORS (millions of $)
Net sales	5,289	4,294	6,903
Operating income (loss)	335	(59)	166
EBITDA (1)	943	598	1,219
Net income (loss)	536	59	(74)
Cash flow from operations	(22)	864	2,215
Capital expenditures	558	787	1,132

BALANCE SHEET (millions of $)
Total assets	14,398	14,003	14,887
Total borrowings	966	840	972
Net cash position (2)	680	1,441	1,849
Total liabilities	2,817	2,590	3,021
Shareholders’ equity including non-controlling interests	11,581	11,413	11,866

PER SHARE / ADS DATA ($ PER SHARE / PER ADS) (3)
Number of shares outstanding (4) (thousands of shares)	1,180,537	1,180,537	1,180,537
Earnings (loss) per share	0.46	0.05	(0.07)
Earnings (loss) per ADS	0.92	0.09	(0.14)
Dividends per share (5)	0.41	0.41	0.45
Dividends per ADS (5)	0.82	0.82	0.90
ADS Stock price (4)	31.86	35.71	23.80
Number of employees (4)	21,605	19,399	21,741

(1)	Defined as operating income plus depreciation, amortization and impairment charges/(reversals). See Exhibit I.

In 2015, the EBITDA figure excludes an impairment charge of $400 million on our North American welded pipe operations. EBITDA includes severance charges of $74 and $177 million in 2016 and 2015 respectively. If these charges were not included, EBITDA would have been $672 million and $1,396 million in 2016 and 2015 respectively.

(2)	Defined as cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. See Exhibit I.
(3)	Each ADS represents two shares.
(4)	As of December 31 of each year.
(5)	Proposed or paid in respect of the year.

8

Information on Tenaris

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company is a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. The Company’s registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978.

The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses and other related businesses. For information on the Company’s subsidiaries, see note 30 “Principal subsidiaries” to our audited consolidated financial statements included in this annual report.

Our shares are traded on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Shares, or ADS, are traded on the New York Stock Exchange, or NYSE.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

A. History and Development of Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. As of the date of this annual report, our investments include controlling or strategic interests in, among others, the following operating businesses:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products;

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products;

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products;

•	NKKTubes, a leading Japanese producer of seamless steel pipe products;

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products;

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products;

•	Maverick Tube Corporation, or Maverick, a leading U.S. producer of welded steel pipe products;

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•	Prudential Steel Ltd., or Prudential, a welded pipe mill producing oil country tubular goods, or OCTG, and line pipe products in Canada;

•	Tenaris Tubocaribe Ltda., or Tubocaribe, a welded pipe mill producing OCTG, and line pipe products in Colombia;

•	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production;

•	PT Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities;

•	Pipe Coaters Nigeria Ltd., the leading company in the Nigerian coating industry;

•	Ternium S.A., or Ternium, one of the leading flat steel producers of the Americas with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America;

•	Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries;

•	Techgen S.A. de C.V., or Techgen, an electric power plant in Mexico; and

•	a sucker rod business, in Campina, Romania.

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

B. Business Overview

Our business strategy is to consolidate our position as a leading global supplier of integrated product and service solutions to the energy and other industries by:

•	pursuing strategic investment opportunities in order to further strengthen our presence in local and global markets;

•	expanding our comprehensive range of products and developing new products designed to meet the needs of customers operating in challenging environments;

•	enhancing our Rig Direct® offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs; and

•	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products.

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on companies’ acquisitions is described above (see “History and Development of Tenaris”). In addition, in 2017 we have inaugurated a new greenfield seamless mill in Bay City, Texas. The new facility includes a state-of-the-art rolling mill with a capacity of 600,000 tons per year as well as finishing and heat treatment lines and logistics center. From a budget of approximately $1.8 billion, as of December 31, 2017, approximately $1.7 billion had already been invested.

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Expanding our range of products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in challenging environments, including for complex offshore and unconventional operations.

Enhancing our offer of technical and pipe management services - Rig Direct® - and extending their global deployment

We continue to enhance our offer of technical and pipe management services, which we now call Rig Direct® services, and extend their deployment worldwide. For many years, we have provided these services, providing technical advice and assistance on the selection of materials and their use in the field, managing customer inventories and directly supplying pipes to their rigs on a just-in-time basis in markets like Mexico and Argentina. Now, in response to changes in market conditions and the increased focus of customers on reducing costs and improving the efficiency of their operations, we have extended the deployment of our Rig Direct® services throughout North America and in other markets around the world (e.g. North Sea, Romania and Thailand). Through the provision of Rig Direct® services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in February 2014, we entered into an agreement with our affiliates Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin, the controlling shareholder of both Tenaris and Ternium) to build a natural gas-fired combined cycle electric power plant in Mexico for the supply of Tenaris’s and Ternium’s respective Mexican industrial facilities. The new power plant became fully operational during 2016. For more information on the new power plant, see note 12 c) “Investments in non-consolidated companies – Techgen S.A. de C.V.” to our audited consolidated financial statements included in this annual report.

Our Competitive Strengths

We believe our main competitive strengths include:

•	our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

•	our ability to develop, design and manufacture technologically advanced products;

•	our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

•	our proximity to our customers;

•	our human resources around the world with their diverse knowledge and skills;

•	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 60 years of operating experience; and

•	our strong financial condition.

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Business Segments

Tenaris has one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly OCTG used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

The Others segment include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, energy and raw materials that exceed internal requirements.

For more information on our business segments, see “II. Accounting Policies C. Segment information” to our audited consolidated financial statements included in this annual report.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing products are also commonly referred to as OCTG products. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, coating, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high-pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of the premium connections business of Hydril, we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities and industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment. In addition, we sell raw materials that exceed our internal requirements.

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Production Process and Facilities

We operate relatively low-cost production facilities, which we believe is the result of:

•	state-of-the-art, strategically located plants;

•	favorable access to high quality raw materials, energy and labor at competitive costs;

•	operating history of more than 60 years, which translates into solid industrial know-how;

•	constant benchmarking and best-practices sharing among the different facilities;

•	increasing specialization of each of our facilities in specific product ranges; and

•	extensive use of information technology in our production processes.

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we have tubular accessories facilities, such as sucker rods, in Argentina, Brazil, Mexico, Romania, and the United States. We produce couplings in Argentina, China, Colombia, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities for steel pipes manufactured in accordance with the specifications of the American Petroleum Institute or API, and premium joints in the United States, Canada, China, Denmark, Ecuador, Kazakhstan, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2017	2016	2015
Thousands of tons
Steel Bars
Effective Capacity (annual) (1)	3,835	3,835	3,835
Actual Production	2,793	2,010	1,875
Tubes – Seamless
Effective Capacity (annual) (1)	3,680	3,680	3,820
Actual Production	2,347	1,735	1,780
Tubes – Welded
Effective Capacity (annual) (1)	2,620	2,620	2,620
Actual Production	544	305	633
__________

(1) Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

In December 2017, we inaugurated a new greenfield seamless mill in Bay City, Texas. The new facility includes a state-of-the-art rolling mill as well as finishing and heat treatment lines and logistics center. The Bay City mill will add a seamless pipe production capacity of approximately 600,000 tons per year.

Competition

The global market for steel pipe products is highly competitive. Seamless steel pipe products, which are used extensively in the oil and gas industry particularly for high pressure, high stress and other complex applications, are produced in specialized mills using round steel billets and specially produced ingots. Welded steel pipe products are produced in mills which process steel coils and plates into steel pipes. Steel companies that manufacture steel coils and other steel products but do not operate specialized seamless steel mills are generally not competitors in the market for seamless steel pipe products, although they often produce welded steel pipes or sell steel coils and plates used to produce welded steel pipes.

The production of steel pipe products following the stringent requirements of major oil and gas companies requires the development of specific skills and significant investments in manufacturing facilities. By contrast, steel pipe products for standard applications can be produced in most seamless pipe mills worldwide and sometimes compete with welded pipe products for such applications including OCTG applications. Welded pipe, however, is not generally considered a satisfactory substitute for seamless steel pipe in high-pressure or high-stress applications.

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Over the past decade, substantial investments have been made, especially in China but also in other regions around the world, to increase production capacity of seamless steel pipe products. Production capacity for more specialized product grades has also increased. With the downturn between 2014 and 2016 in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe and seamless steel pipe production worldwide has become acute, and now extends beyond commodity grades. The competitive environment has, as a result, become more intense, and we expect that this will continue for some time. Effective competitive differentiation will be a key factor for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

•	Vallourec, a French company, has mills in Brazil, China, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, China, the Middle East and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership for VAM® premium connections with Nippon Steel & Sumitomo Metal Corporation, or NSSMC. Prior to the collapse in oil prices in 2014 to 2016, Vallourec increased its production capacity by building a new mill in Brazil jointly with NSSMC, which is aimed primarily at export markets and was commissioned in 2011, and a second seamless pipe rolling mill at its existing facility in Youngstown, Ohio, which began commercial production at the end of 2012. In addition to the construction of the new Youngstown mill, Vallourec has reinforced its positioning in the United States through the acquisition of three tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. Vallourec has also strengthened its position in the Middle East through the acquisition of heat treatment and threading facilities in Saudi Arabia in 2011 and, in 2010, it concluded an agreement with a Chinese seamless steel producer, Tianda Oil Pipe Company, or Tianda, under which it began to distribute products from Tianda in markets outside China. In early 2016, in response to accumulating losses, Vallourec announced a $1 billion capital increase, more than half of which was provided by a French government fund and NSSMC, who each agreed to increase their equity participation to 15%. At the same time, an industrial restructuring program was announced under which Vallourec reduced capacity in Europe, closing its rolling mills in France, combined its operations in Brazil with that of the new mill held with NSSMC, acquired a majority position in Tianda and bought out the remaining minority interest, and strengthened its cooperation with NSSMC for the development and testing of premium connection products and technology.

•	Japanese players NSSMC and JFE together enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. In recent years, NSSMC has increased its capacity to serve international markets through the construction with Vallourec of a new seamless pipe mill in Brazil, and has further strengthened its ties with Vallourec through participating in Vallourec’s capital increase and combining their respective Brazilian operations.

•	In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States where it acquired a significant position in the U.S. market through its acquisition of IPSCO’s tubular operations comprising both seamless and welded pipe mills and the Ultra family of connections. In 2012, TMK opened a research and development center in Houston and has been expanding its capacity to produce premium connection products. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC, a welded pipe producer in Oman.

•	Over the past decade, Chinese producers have increased production capacity substantially and strongly increased their exports of steel pipe products around the world. Due to unfair trading practices, many countries, including the United States, the European Union, Canada, Mexico and Colombia, have imposed anti-dumping restrictions on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, TPCO is currently building a new seamless pipe facility in the United States; heat treatment and pipe finishing facilities have been constructed and steelmaking and hot rolling facilities are currently under construction in Corpus Christi, Texas. Although producers from China compete primarily in the “commodity” sector of the market, some of these producers, including TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

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•	The tubes and pipes business in the United States and Canada experienced a significant consolidation process several years ago. Following the acquisitions of Maverick and Hydril by Tenaris, US Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. and TMK, two Russian companies, acquired IPSCO’s Tubular division which has both seamless and welded mills in the United States and Canada. Evraz retained IPSCO’s operations in Canada while TMK acquired IPSCO’s operations in the United States, as mentioned above. More recently, however, many new players have built, or announced plans to build, pipe mills in the United States. These include, in addition to TPCO, Boomerang LLC, a company formed by a former Maverick executive that opened a welded pipe mill in Liberty, Texas, in 2010, Benteler, a European seamless pipe producer that built a new seamless pipe mill in Louisiana, which opened in September 2015, and OCT Pipe, LLC, a company building a seamless pipe mill with heat treatment and OCTG threading facilities in Norfolk, Nebraska. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

•	Korean welded pipe producers, who have a limited domestic market, have expanded capacity in recent years and targeted the U.S. market for standard applications. They have gained a relevant market position, despite the application of anti-dumping duties for unfair trading practices.

•	Tubos Reunidos S.A. of Spain, Benteler A.G. of Germany and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market, and in 2016, Tubos Reunidos S.A. opened an OCTG threading facility targeting international markets. In 2006, ArcelorMittal created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa and has built a seamless pipe mill in Saudi Arabia.

•	In the Middle East, particularly in Saudi Arabia, which has implemented policies to encourage local production for its oil and gas industry, a number of pipe mills have been established including a seamless pipe mill built by Jubail Energy Services Company (JESCO), a company established with majority participation from a state-backed industrial development company, and the seamless pipe mill built by ArcelorMittal. These local players have been strengthening their capabilities and are taking an increasing share of the pipes supplied to Saudi Aramco as well as exporting to other countries in the Middle East and the rest of the world.

Producers of steel pipe products can maintain strong competitive positions in markets where they have their pipe manufacturing facilities due to logistical and other advantages that permit them to offer value-added services and maintain strong relationships with domestic customers, particularly in the oil and gas sectors. Our subsidiaries have established strong ties with major consumers of steel pipe products in their home markets, reinforced by Rig Direct® services, as discussed above.

Capital Expenditure Program

During 2017, our capital expenditures, including investments at our plants and investments in information systems, amounted to $558 million, compared to $787 million in 2016 and $1,132 million in 2015. Of these capital expenditures, investment at our plants amounted to $525 million in 2017, compared to $757 million in 2016 and $1,066 million in 2015.

In 2017, in addition to capacity expansion in the United States, we focused on improving our finishing capabilities, mainly heat treatment and threading facilities, including premium products lines and investments at our R&D centers. The major highlights of our capital spending program during 2017 included:

•	the construction of our new greenfield seamless facility in Bay City, Texas, in the United States, which was inaugurated in December 2017;

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•	the completion of the construction of a new state-of-the-art threading line for premium products and new heat treatment line at our Veracruz facility in Mexico;

•	created logistic yards in Canada (Grande Prairie) and the United States (Midland and Oklahoma City);

•	the beginning of the revamping and debottlenecking of the steel shop in Calarasi (Rumania);

•	the revamping of our heavy wall line pipe and coating capacity at our Pindamonhangaba mill in Brazil (Zohr Project);

•	the increase in production capacity in our coupling shop in Colombia; and

•	the beginning of the expansion of heat treatment capacity at our mill in Italy.

Capital expenditures in 2018 are expected to be lower than the level reached in 2017, mainly focus on enhancing automation at our industrial process, product differentiation, increasing local finishing capabilities, as well as enhancing plant’s safety and minimizing environmental impact.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $28 million in 2017, compared to $29 million in 2016 and $65 million in 2015.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our specialized research facilities located at Campana in Argentina, at Veracruz in Mexico, at Dalmine in Italy, and at the product testing facilities of NKKTubes in Japan. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product R&D currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy-wall deepwater line pipe, risers and welding technology;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers;

•	welded pipes for oil and gas and other applications;

•	sucker rods;

•	coiled tubing; and

•	coatings.

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In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our innovation, through the use of patents, trade secrets, trademarks and other intellectual property tools that allow us to differentiate ourselves from our competitors.

We spent $64 million in R&D in 2017, compared to $69 million in 2016 and $89 million in 2015.

Environmental Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary from one jurisdiction to another.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws are not yet effective or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur, in expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Compliance with applicable environmental laws and regulations is a significant factor in our business. We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

Insurance

We carry property damage, general liability and certain other insurance coverage in line with industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, up to a limit of $300 million. Our current property insurance has indemnification caps up to $250 million for direct damage, depending on the different plants; and a deductible of $100 million.

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C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the significant operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2017, 2016 and 2015.

Company	Country of Organization	Main activity	Percentage of ownership
			2017	2016	2015
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A.	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	99%
EXIROS B.V.	Netherlands	Procurement of raw materials and other products or services	50%	50%	50%
HYDRIL COMPANY	USA	Manufacture and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION	USA	Manufacturing of welded steel pipes	100%	100%	100%
METALMECANICA S.A.	Argentina	Manufacturing of sucker rods	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	77%	77%
PRUDENTIAL STEEL LTD.	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS COILED TUBES LLC	USA	Manufacturing of coiled tubing	100%	100%	100%
TENARIS CONNECTIONS B.V.	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES S.A.	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

Other Investments

Ternium

We have a significant investment in Ternium, a Luxembourg company controlled by San Faustin, whose securities are listed on the NYSE. As of December 31, 2017, the Company held 11.46% of Ternium’s share capital (including treasury shares).

The Company is a party to a shareholders’ agreement with Techint Holdings S.àr.l., or Techint Holdings, a wholly owned subsidiary of San Faustin, pursuant to which Techint Holdings will take all actions in its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company only to be removed pursuant to written instructions by the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect as long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Carlos Condorelli was nominated as a director of Ternium pursuant to this shareholders’ agreement.

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Usiminas

On January 16, 2012, the Company’s subsidiary, Confab, acquired 5.0% of the shares with voting rights and 2.5% of the total share capital in Usiminas, a leading Brazilian producer of high quality flat steel products used in the energy, automotive and other industries. The acquisition was part of a larger transaction pursuant to which Confab and Ternium and certain of Ternium’s subsidiaries joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Confab and Ternium and certain of Ternium’s subsidiaries entered into a shareholders’ agreement with NSSMC, Mitsubishi, Metal One and Previdência Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group.

Following the subscription in 2016 to 1.3 million Usiminas preferred shares and 11.5 million Usiminas ordinary shares by Confab, as of December 31, 2017, Tenaris owned 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas, representing 5.2% of Usiminas’ total voting capital and 3.1% of Usiminas’ total share capital. Of these, 25.0 million ordinary shares are subject to the Usiminas shareholders’ agreement and the remaining 12.8 million shares are not subject to the shareholders’ agreement. Usiminas’ control group now holds 541.7 million ordinary shares representing approximately 76.8% of Usiminas’ voting capital. Of these, 322.7 million ordinary shares are subject to the Usiminas shareholders’ agreement, and 219.0 million ordinary shares are not subject to the shareholders agreement, although during the term of the Usiminas shareholders’ agreement all members of Usiminas’ control group are required to vote such shares in accordance with the control group’s decisions. For a discussion of the recent developments concerning the Usiminas shareholders’ agreement, see note 33 “Subsequent event - Agreement regarding governance of Usiminas” to our audited consolidated financial statements included in this annual report.

The rights and obligations of Confab and Ternium and its subsidiaries within the Ternium/Tenaris Group are governed under a separate shareholders’ agreement.

Techgen

Techgen is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. and 22% by Tenaris. Techgen built a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The plant became fully operational in December 2016 producing and providing energy to Tenaris’s and Ternium’s Mexican facilities.

D. Employees

The following table shows the number of persons employed by Tenaris:

	At December 31,
	2017	2016	2015

Argentina	5,221	4,755	5,388
Mexico	5,139	4,968	5,101
Italy	2,088	1,979	2,030
United States	1,953	1,636	2,190
Romania	1,870	1,631	1,624
Brazil	1,382	1,166	2,050
Colombia	1,003	750	636
Canada	919	473	546
Indonesia	506	509	532
Japan	410	458	508
Other Countries	1,114	1,074	1,136
	21,605	19,399	21,741
Employees in discontinued operations	-	(323)	(292)
Total employees in continuing operations	21,605	19,076	21,449

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The number of our employees increased 11% during 2017 as we adjusted our operations to face the increase in drilling activity and demand of pipes. After two years of reduction, our labor costs worldwide related to continuing operations increased 14%.

Approximately 65% of our employees are unionized. For many years, we have enjoyed good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced major strikes or other labor conflicts with a material impact on our operations over the last five years. In 2017, however, our operations in Mexico experienced a few days of union-led stoppages due to an internal dispute within the local union; such internal dispute is ongoing, and we cannot assure it will not cause further disruptions in Mexico. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

Tenaris in numbers

Trend information

Leading indicators

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Principal Risks and Uncertainties

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision involving our shares or ADSs. Any of these risks and uncertainties could have a material adverse effect on our business, revenues, financial condition and results of operations, which could in turn affect the price of shares and ADSs.

Risks Relating to Our Industry

Sales and profitability may fall as a result of downturns in the international price of oil and gas and other circumstances affecting the oil and gas industry.

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Major oil-and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been the Organization of Petroleum Exporting Countries, or OPEC. Many of our customers are state-owned companies in member countries of OPEC. A more recent factor affecting oil and gas prices has been the ability of producers in the United States and Canada to rapidly increase production from their reserves of tight oil and shale gas in response to changes in market conditions. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial condition. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect, and may continue to affect, these prices; accordingly, oil and gas companies may cut their investment plans and consequently, demand for our products could decline.

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Climate change legislation or regulations could curtail demand for fossil fuels and therefore demand for our products and services could be reduced.

There is an increased attention on greenhouse gas emissions and climate change from different sectors of society. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government initiatives to promote the use of alternative energy sources (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources), may significantly curtail demand for and production of fossil fuels such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which are likely to become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry.  Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive against fossil-fuels. If this trend continues, energy demand could shift increasingly towards “cleaner” sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. In recent years, substantial investments have been made, especially but not only in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades has also increased. At the same time, the high cost and long lead times required to develop the most complex projects, particularly deepwater and oil sands projects, has led to a slowdown in the sanctioning of new developments in a context of low and more volatile oil prices. Despite our efforts to develop products and services that differentiate us from our competitors, reduced demand for steel pipe products from these complex projects means that the competitive environment is expected to remain intense in the coming years and effective competitive differentiation will be a key success factor for Tenaris. In addition, there is an increasing risk of unfairly traded steel pipe imports in markets in which Tenaris produces and sells its products and, despite the application of antidumping duties and tariffs, we can give no assurance with respect to the effectiveness of these actions. Therefore, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to tariffs and other government regulation, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, shortages of energy and natural gas in Argentina and the resulting supply restrictions imposed by the government could lead to production cutbacks at our facilities in Argentina. Similarly, in Mexico, the decrease in the national production of natural gas and constraints in natural gas transportation capacity have led to increased imports of natural gas which have resulted in increased natural gas transportation costs and, thus, higher steel pipe products production costs. See “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.” At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations.

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We may not be able to recover, partially or fully, increased costs of raw materials and energy through increased selling prices on our products, or it may take an extended period of time to do so, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

Our results of operations and financial conditions could be adversely affected by low levels of capacity utilization.

Like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand. If demand for our products falls significantly, these costs may adversely affect our profitability and financial condition. For example, during 2015 and 2016, in response to the downturn of the oil and gas industry, we implemented temporary suspensions of certain of our operations, mostly in the United States and Canada. Temporary suspensions of operations generally lead to layoffs of employees which may in turn give rise to labor conflicts and impact operations. Moreover, temporary suspensions may also affect profitability and result in charges for asset impairments.

Risks Relating to Our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic and social developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

For example, our business and operations in Argentina may be materially and adversely affected by economic, political, social, fiscal and regulatory developments. Argentina is subject to high inflation rates and our business and operations in Argentina may be adversely affected by increases in services and labor costs inflation or by the measures that may be adopted by the government to address inflation. In addition, an increased level of labor demands prompted by a growing inflation rate could trigger higher levels of labor conflicts, and eventually result in strikes or work stoppages. Any such disruption of operations could have an adverse effect on our operations and financial results. Other developments that may have an adverse effect on our operations and financial results include increased taxes, exchange controls, restrictions on capital flows, and export and import taxes or restrictions. In addition, in recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. Shortages of energy and natural gas in Argentina have lead in the past (and could lead in the future) to production cutbacks negatively affecting our revenues and profitability; we could also face increased costs when using alternative sources of energy.

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In Mexico, our business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments. The Mexican government exercises significant influence over the Mexican economy and, therefore, governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexico’s private sector and on our Mexican-related operations. In addition, changes to the North American Free Trade Agreement, about which there have been discussions among the United States, Mexico and Canada, could adversely affect the investment climate and economic activity in Mexico and/or in the United States and impact our results of operations and net results. Similarly, our Mexican operations could be affected by criminal violence, primarily due to the activities of drug cartels and related organized crime that Mexico has experienced and may continue to experience. The city of Veracruz, where our facility is located, has experienced several incidents of violence. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them.

If we do not successfully implement our business strategy, our ability to grow, our competitive position and our sales and profitability may suffer.

We plan to continue implementing our business strategy of developing integrated product and service solutions designed to differentiate our offering from those of our competitors and meet the needs of our customers for lower operational costs and reliable performance even in the most demanding environments, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated, may not be successfully implemented or could be delayed or abandoned. For example, we may fail to create sufficient differentiation in our Rig Direct® services to compensate the added costs of providing such services, or fail to find suitable investment opportunities, including acquisition targets that enable us to continue to grow and improve our competitive position. Even if we successfully implement our business strategy, it may not yield the expected results.

We could be subject to regulatory risks associated with our international operations.

The shipment of goods and services across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. Similarly, we are subject to the U.S. anti-boycott laws. These laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations. For example, on March 8, 2018, under Section 232 of the Trade Expansion Act of 1962, the U.S. President imposed a 25% tariff on steel articles imported from all countries; however, the US administration announced that imports from Argentina, Australia, Brazil, Canada, the European Union, Mexico and South Korea, will be temporarily exempted. There is considerable uncertainty surrounding the eventual scope and impact of these measures and its corresponding exemptions.

Finally, failure to comply with applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

We are subject to tax laws in numerous foreign jurisdictions where we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our results. However, mechanisms developed to resolve such conflicting claims are largely untried, and can be expected to be very lengthy.

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In recent years, tax authorities around the world have increased their scrutiny of company tax filings, and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development (OECD) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of transparency, coherence and substance. At the same time, the European Commission is finalizing its Anti Tax Avoidance Directive, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed.

Changes to tax laws and regulations in the countries where we operate require us to continually assess our organizational structure and could lead to increased risk of international tax disputes. Our interpretations and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition.

Future acquisitions, strategic partnerships and capital investments may not perform in accordance with expectations or may disrupt our operations and hurt our profits.

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. For example, in December 2017, with an investment of $1.8 billion, we inaugurated our new greenfield seamless mill in Bay City, Texas, the United States. We will continue to consider strategic acquisitions, investments and partnerships from time to time. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions.

Disruptions to our manufacturing processes could adversely affect our operations, customer service levels and financial results.

Our steel pipe manufacturing processes depend on the operation of critical steel-making equipment, such as electric arc furnaces, continuous casters, rolling mills, heat treatment and various operations that support them, such as our power generation facilities. Despite the investments we make to maintain critical production equipment, such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, floods, accidents and severe weather conditions.

Similarly, natural disasters or severe weather conditions could significantly damage our production facilities and general infrastructure or affect the normal course of business. For example, our Mexican production facility located in Veracruz is located in or close to regions prone to earthquakes, and our Bay City facility in Texas, United States is located in an area prone to strong winds and hurricanes, and occasional floods. More generally, changing weather patterns and climatic conditions in recent years have added to the unpredictability and frequency of natural disasters.

Our operations may also be adversely affected as a result of stoppages or other labor conflicts. In 2017, our operations in Mexico experienced a few days of union-led stoppages due to an internal dispute within the local union; such internal dispute is ongoing and we cannot assure it will not cause further disruptions in Mexico. In addition, in some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

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Some of the previously described events could result in death or injury to persons. They could also result in damage to property, delays in production and liability for Tenaris. To the extent that lost production as a result of such events cannot be compensated for by unaffected facilities, such events could have an adverse effect on our profitability and financial condition. Additionally, the insurance we maintain for property damage and general liability may not be adequate or available to protect us under such events, its coverage may be limited, or the amount of our insurance may be less than the related loss. For more information on our insurance coverage see “Information on Tenaris – B. Business overview – Insurance.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2017 we had $1,292 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($920 million) and Maverick, in 2006 ($229 million). If our management was to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Our results of operations and financial condition could be adversely affected by movements in exchange rates.

As a global company we manufacture and sell products in a number of countries throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values and foreign exchange regulations could adversely affect our financial condition and results of operations. For information on our foreign exchange rate risk, please see “Quantitative and Qualitative Disclosure About Market Risk – Foreign Exchange Rate Risk.”

If we do not comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other sanctions and our sales and profitability could suffer.

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. While standards in the European Union, Canada, and Japan are generally comparable to U.S. standards, other nations, particularly developing nations, including China, have substantially lesser requirements that may give competitors in such nations a competitive advantage. It is possible that any international agreement to regulate emissions may provide exemptions and lesser standards for developing nations. In such case, we may be at a competitive disadvantage relative to competitors having more or all of their production in such developing nations.

Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed.

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Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated financial condition, results of operations or cash flows. The costs and ultimate impact of complying with environmental laws and regulations are not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred as a result of potential violations of environmental laws could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling, gathering, transportation, processing and power generation facilities, which are subject to inherent risks, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage from the release of hydrocarbons.

Defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production.

We normally warrant the oilfield products and specialty tubing products we sell or distribute in accordance with customer specifications, but as we pursue our business strategy of providing customers with additional services, such as Rig Direct®, we may be required to warrant that the goods we sell and services we provide are fit for their intended purpose. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain will not be available in cases of gross negligence or willful misconduct, in other cases may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of our insurance may be less than the related impact on enterprise value after a loss. Similarly, our sales of tubes and components for the automobile industry subject us to potential product liability risks that could extend to being held liable for the costs of the recall of automobiles sold by car manufacturers and their distributors.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending, or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied or our trade secrets are not adequately protected. Our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations and cash flows.

Cyberattacks could have a material adverse impact on our business and results of operation.

We rely heavily on information systems to conduct our business. Although we devote significant resources to protect our systems and data, we have experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing and/or cyber attacks. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to our property or assets. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse impact on our systems when such incidents or attacks do occur. While we attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behaviour that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. If our systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products or production downtimes), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we may be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Moreover, any investigation of a cyber attack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyber attack). Tenaris does not maintain any specific insurance coverage to protect against cybersecurity risks. Even if we contracted such coverage in the future, we cannot ensure that it will be sufficient to cover any particular losses resulting from a cyberattack.

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Risks Relating to the Structure of the Company

As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations.

The Company conducts its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs.

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on the results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. For information concerning limitations on payments of dividends, see “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.”

In addition, the Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of the date of this annual report, San Faustin beneficially owned 60.45% of our shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risks Relating to shares and ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.”

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Risks Relating to shares and ADSs

Holders of shares or ADSs may not have access to as much information about us as they would in the case of a domestic issuer.

There may be less publicly available information about us than is regularly published by or about domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions. Furthermore, IFRS, the accounting standards in accordance with which we prepare our consolidated financial statements, differ in certain significant aspects from local GAAP, including U.S. GAAP.

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the rights to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine our books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. Deutsche Bank Trust Company Americas, as depositary under the ADS deposit agreement, or the Depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs, and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if we make a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the Depositary with properly completed voting instructions on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADS by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADS to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue), for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until 2020. The Company may, however, issue shares without preemptive subscription rights only if (i) shares (including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) are issued against a contribution other than in cash; (ii) shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, are issued to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (or, collectively, the Beneficiaries), for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares.

Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register additional shares. We may decide not to register any additional shares, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

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It may be difficult to enforce judgments against us outside Luxembourg.

The Company is a société anonyme organized under the laws of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of the Company’s directors and officers named in this annual report reside in different jurisdictions. As a result, investors may not be able to effect service of process upon us or our directors or officers. Investors may also not be able to enforce against us or our directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against the Company, its directors and officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and in accordance with IFRS as adopted by the European Union.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Crude oil prices fell from over $100 per barrel in June 2014 to less than $30 per barrel in February 2016, before recovering to around $60 per barrel at the end of 2017. Such price increase was mainly due to an agreement between OPEC and some non-OPEC countries to cut production in order to accelerate the rebalancing of supply and demand and to reduce excess inventory levels. North American natural gas prices (Henry Hub), which were around $4 per million BTU in 2014, also briefly fell below $2 per million BTU at the beginning of 2016, before recovering to average levels of $3 per million BTU during 2017.

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In 2017, worldwide drilling activity, as represented in the number of active drilling rigs published by Baker Hughes, a GE company, increased 27% compared to the level of 2016, with the increase concentrated in North America. In the United States the rig count in 2017 increased by 72%, with an average of 875 active rigs. Drilling activity in the United States rose strongly in the first half of the year before stabilizing above 900 active rigs in the second half and has since begun to increase again at the beginning of 2018. In Canada, the rig count in 2017 increased by 62% compared with 2016, while in the rest of the world, it declined 1%.

Prior to the most recent downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas costs and increasing production, has led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation.

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada, we compete against a wide range of local and foreign producers. Over the past decade, substantial investments have been made, especially in China but also in other regions around the world, to increase production capacity of seamless steel pipe products. Production capacity for more specialized product grades has also increased. With the downturn between 2014 and 2016 in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe and seamless steel pipe production worldwide has become acute, and now extends beyond commodity grades. The competitive environment has, as a result, become more intense, and we expect that this will continue for some time. Effective competitive differentiation will be a key factor for Tenaris.

In addition, there is an increased risk of unfairly traded steel pipe imports in markets in which we produce and sell our products. In September 2014, the United States imposed anti-dumping duties on OCTG imports from various countries, including South Korea. Despite the duties imposed, imports from South Korea continue at a very high level. As a result, U.S. domestic producers have requested successive reviews of South Korea’s exports, which are ongoing. At the same time South Korean producers have appealed the duties imposed. Similarly, in Canada, the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from South Korea and other countries in April 2015.

In addition to anti-dumping duties, a 25% tariff on steel articles imported from all countries was imposed under Section 232 of the Trade Expansion Act of 1962. However, the U.S. administration announced that imports from Argentina, Australia, Brazil, Canada the European Union, Mexico and South Korea, will be temporarily exempted.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in the production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plates for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

The costs of steelmaking raw materials and of steel coils and plates increased during 2017. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $680 per ton in 2017 compared to $571 per ton in 2016.

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Sale of North American Electric Conduit Business to Nucor

On January 19, 2017, we completed the sale of our steel electric conduit business in North America, known as Republic Conduit, to Nucor Corporation for a total consideration of $328 million, net of transaction costs. The after-tax gain from this sale amounted to $90 million. The result of the sale as well as those results relative to the conduit business for the 19 days of January 2017 and the financial years ended December 31, 2016 and 2015 were classified as a discontinued operation.

Summary of results

In 2017, our net sales rose steadily through the year, rising 23% compared to 2016, with the fourth quarter up 52% compared to the fourth quarter of 2016. While sales rose strongly during the year to Rig Direct® customers in United States, Canada, Colombia and Thailand as well as in Saudi Arabia, there were significant declines in sales of line pipe in Brazil, shipments of OCTG to other national oil company customers in the Middle East and sales for offshore projects in sub-Saharan Africa. EBITDA rose 58% year on year, with margins recovering on higher volumes and better absorption of fixed costs. Shareholders’ net income rose strongly to $545 million, benefitting from higher operating income, a good return on our investment in Ternium, a tax benefit due to the reduction in tax rates in Argentina and the United States, and a gain on the sale of our Republic Conduit business at the beginning of the year.

Our net cash position declined during the year to $680 million at December 31, 2017, compared to $1.4 billion at December 31, 2016, as we completed construction of our Bay City mill, built up working capital to support our growth in sales and maintained dividend payments.

Outlook

As we enter 2018, shale drilling activity in the United States and Canada, which had fallen slightly in the fourth quarter of 2017, has resumed growth. In the rest of the world, more projects are moving forward and conditions in markets like the Middle East and the North Sea have been improving but any recovery in 2018 will be gradual. In Latin America, drilling activity in Colombia and in the Vaca Muerta shale play in Argentina has been picking up. In Mexico, however, despite further positive results of the energy reform program, a significant recovery in activity remains unlikely this year. Growth in global OCTG demand, following a 40% increase in 2017, will be more modest in 2018 and concentrated in the major markets of United States, China, Russia and the Middle East.

We expect our sales in 2018 to increase in most regions and product lines compared to 2017, with strong year on year growth in each quarter. Raw material costs have risen significantly in the last few months and we expect that there will be a compensating increase in prices as demand gradually increases.

The recent U.S. governmental ruling to implement Section 232 tariffs at a rate of 25% on steel imports could create a structural change in our most dynamic market. To the extent, however, that it is aimed at reducing imports, it should be positive for us given our extensive domestic capacity. However, there is considerable uncertainty surrounding the eventual scope and impact of these tariffs.

Functional and presentation currency

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

•	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

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•	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;

•	Significant level of integration of the local operations within Tenaris’s international global distribution network;

•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars; and

•	The exchange rate of certain legal currencies has long been affected by recurring and severe economic crises.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS.

The preparation of our audited consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that might affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to: impairment of long-lived tangible and intangible assets; assets useful lives; deferred income tax; obsolescence of inventory; doubtful accounts and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates and judgments are the following:

Accounting for business combinations

To account for our business combinations we use the acquisition method, which requires the acquired assets and assumed liabilities to be recorded at their respective fair value as of the acquisition date. The determination of fair values of assets acquired, liabilities and contingent liabilities assumed and determination of useful lives, requires us to make estimates and use valuation techniques, including the use of independent valuators, when market value is not readily available. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Impairment and recoverability of goodwill and other assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of Tenaris’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

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An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and

b)	then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), with a view to avoid reducing the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five-year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs of disposal Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

In 2015, we recorded an impairment charge of $400 million on the goodwill of our welded pipe assets in the United States, reflecting the decline in oil prices and their impact on drilling activity and the demand outlook for welded pipe products in the United States. No impairment charge was recorded in 2016 or 2017.

2015 Impairment on non-consolidated companies – Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas)

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

In 2015 the Company assessed the recoverable value of its investment in Usiminas based on the December 2015 average market price of Usiminas ordinary shares and impaired its investment by $29 million.

Usiminas’ financial restructuring process, which started in April 2016 with a capital increase, was completed by the end of August 2017. The completion of this process, together with the increase in the share price since June 2016 and the improvement in business conditions, may lead to an increase in the carrying value of the investment in Usiminas in future periods.

See note 12 “Investments in non-consolidated companies – b) Usiminas S.A.”, to our audited consolidated financial statements included in this annual report.

Reassessment of Property, Plant and Equipment Assets Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through acquisitions accounted for as business combinations are valued initially at fair market value of the assets acquired. Depreciation of the cost of the asset (apart from land, which is not depreciated) to its residual value over its estimated useful life, is done using the straight-line method. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS 16 “Property, Plant and Equipment”, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 did not materially affect depreciation expense for 2017. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

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Reassessment of Useful Lives of Customer Relationships

In accordance with IFRS 3“Business combinations” and IAS 38 “Intangible assets”, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups. Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril. In 2015 the Company reviewed the useful life of Prudential’s customer relationships, related to Maverick’s acquisition, and decided to reduce the remaining amortization period from 5 years to 2 years, ending in December 2017. As of December 2017, the residual values of Maverick’s customer relationships amount to $193 million and the residual useful life is 3 years, while Hydril’s customer relationships is fully amortized.

Allowance for Obsolescence of Supplies and Spare Parts and Slow-Moving Inventory

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the net realizable value taking into consideration assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

In relation to finished goods, we establish an allowance for obsolete or slow-moving inventory based on management’s analysis of product aging. For this purpose, stocks of finished goods produced by us, more than one year prior to the reporting date are valued at their estimated recoverable value. In addition, we establish an allowance for obsolete or slow-moving supplies and spare parts, based on management’s analysis of such items to be used as intended and the consideration of their potential obsolescence due to technological changes, aging and consumption patterns.

Historically, losses due to obsolescence and scrapping of inventory have been within expectations and the allowances established. If, however, circumstances were to materially change, such as significant changes related to the technology used in the mills, management’s estimates of the recoverability of the value of aged inventories could be materially affected. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Allowances for Doubtful Accounts and Customer Claims

Management estimates the ultimate collectability of accounts receivable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, negatively impacting their ability to make payments, additional allowances may be required.

Trade account receivables are analyzed on a regular basis and when we become aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to an allowance for doubtful accounts. We also record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. In addition, our allowance for doubtful accounts is adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 180 days which are not covered by a credit collateral, guarantee, insurance or similar surety, are provisioned.

Historically, losses from uncollectible accounts receivables have been low and within the allowances established. If, however, circumstances were to materially change, such as higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation to us, management’s estimates of the recoverability of amounts due could be materially reduced. In this case, our results of operations, financial condition, net worth and cash flows could be materially and adversely affected.

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Deferred income tax

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Contingencies

We are from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. Our potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases. If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

These estimates are primarily constructed with the assistance of legal counsel, and management believes that the aggregate provisions recorded for potential losses in the consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows. As the scope of liabilities becomes better defined, there may be changes in the estimates of future costs which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with IFRS.

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In addition, under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On a yearly basis, management conducts its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

On February 21, 2018, management reported to the audit committee of the Company’s board of directors that management had conducted its assessment of the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2017, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management had concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2017.

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Results of Operations

Millions of U.S. dollars	For the year ended December 31,
(except number of shares and per share amounts)	2017	2016	2015

Selected consolidated income statement data

Continuing operations
Net sales	5,289	4,294	6,903
Cost of sales	(3,685)	(3,166)	(4,748)
Gross profit	1,603	1,128	2,155
Selling, general and administrative expenses	(1,270)	(1,197)	(1,594)
Other operating income (expenses), net	1	10	(396)
Operating income (loss)	335	(59)	166
Finance income	48	66	35
Finance cost	(27)	(22)	(23)
Other financial results	(44)	(22)	3
Income (loss) before equity in earnings (losses) of non-consolidated companies and income tax	312	(37)	180
Equity in earnings (losses) of non-consolidated companies	116	72	(40)
Income before income tax	428	34	141
Income tax	17	(17)	(234)
Income (loss) for the year for continuing operations	445	17	(94)

Discontinued operations
Result for discontinued operations	92	41	19
Income (loss) for the year (1)	536	59	(74)

Income (loss) attributable to (1):
Owners of the parent	545	55	(80)
Non-controlling interests	(8)	3	6
Income for the year (1)	536	59	(74)

Depreciation and amortization for continuing operations	(609)	(657)	(653)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings (losses) per share for continuing operations	0.38	0.01	(0.08)
Basic and diluted earnings (losses) per share	0.46	0.05	(0.07)
Dividends per share (2)	0.41	0.41	0.45
__________

(1)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(2)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

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	At December 31,
Millions of U.S. dollars (except number of shares)	2017	2016	2015

Selected consolidated financial position data

Current assets	5,381	4,817	5,743
Property, plant and equipment, net	6,229	6,002	5,672
Other non-current assets	2,788	3,033	3,472
Assets of disposal group classified as held for sale	-	151	-
Total assets	14,398	14,003	14,887

Current liabilities	2,071	1,713	1,755
Non-current borrowings	35	32	223
Deferred tax liabilities	458	551	750
Other non-current liabilities	254	277	293
Liabilities of disposal group classified as held for sale	-	18	-
Total liabilities	2,817	2,590	3,021

Capital and reserves attributable to the owners of the parent	11,482	11,287	11,713
Non-controlling interests	99	126	153
Total equity	11,581	11,413	11,866

Total liabilities and equity	14,398	14,003	14,887

Share capital	1,181	1,181	1,181
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830

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The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2017	2016	2015

Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(69.7)	(73.7)	(68.8)
Gross profit	30.3	26.3	31.2
Selling, general and administrative expenses	(24.0)	(27.9)	(23.1)
Other operating income (expenses), net	0.0	0.2	(5.7)
Operating income (loss)	6.3	(1.4)	2.4
Finance income	0.9	1.5	0.5
Finance cost	(0.5)	(0.5)	(0.3)
Other financial results	(0.8)	(0.5)	0.0
Income (loss) before equity in earnings (losses) of non-consolidated companies and income tax	5.9	(0.9)	2.6
Equity in earnings (losses) of non-consolidated companies	2.2	1.7	(0.6)
Income before income tax	8.1	0.8	2.0
Income tax	0.3	(0.4)	(3.4)
Income (loss) for the year for continuing operations	8.4	0.4	(1.4)

Discontinued operations
Result for discontinued operations	1.7	1.0	0.3
Income (loss) for the year	10.1	1.4	(1.1)

Income (loss) attributable to:
Owners of the parent	10.3	1.3	(1.2)
Non-controlling interests	(0.2)	0.1	0.1

Fiscal year ended December 31, 2017, compared to fiscal year ended December 31, 2016

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase /
	2017		2016		(Decrease)

Tubes	4,966	94%	4,015	94%	24%
Others	323	6%	278	6%	16%
Total	5,289	100%	4,294	100%	23%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase /
	2017	2016	(Decrease)

Seamless	2,157	1,635	32%
Welded	461	355	30%
Total	2,618	1,990	32%

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The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2017	2016	(Decrease)
Net sales
- North America	2,362	1,265	87%
- South America	982	1,032	(5%)
- Europe	497	542	(8%)
- Middle East & Africa	921	1,041	(11%)
- Asia Pacific	204	136	50%
Total net sales	4,966	4,015	24%
Operating income (loss) (1)	292	(71)	510%
Operating income (loss) (% of sales)	5.9%	(1.8%)

__________

(1)	Tubes operating income includes severance charges of $67 million in 2016.

Net sales of tubular products and services increased 24% to $4,966 million in 2017, compared to $4,015 million in 2016, reflecting a 32% increase in volumes and a 6% decrease in average selling prices. Sales increased mainly due to a strong increase in demand in the United States and Canada, partially offset by lower sales in the rest of the world, apart from Asia Pacific. In North America, our sales increased 87%, due to the recovery in shale drilling in the United States and Canada. In the rest of the world, recovery remained more elusive, apart from Asia Pacific due to higher Rig Direct® sales in Thailand.

Operating income (loss) from tubular products and services, amounted to a gain of $292 million in 2017, compared to a loss of $71 million in 2016. The recovery in Tubes operating income reflects a better operating environment, where a 32% increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs and a reduction in severance costs ($67 million in 2016 vs. $32 million in 2017). Additionally, our selling, general and administrative expenses, or SG&A, as a percentage of sales declined from 29.0% in 2016 to 24.8% in 2017.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2017	2016	(Decrease)

Net sales	323	278	16%
Operating income	43	12	254%
Operating income (% of sales)	13.2%	4.3%

Net sales of other products and services increased 16% to $323 million in 2017, compared to $278 million in 2016, mainly due to higher sales of energy related products e.g., sucker rods and coiled tubing and excess raw materials and energy.

Operating income from other products and services, increased from $12 million in 2016 to $43 million in 2017, mainly due to improved profitability from our coiled tubing business together with higher results from sales of excess raw materials and energy.

Selling, general and administrative expenses, or SG&A, increased by $73 million (6%) in 2017 from $1,197 million in 2016 to $1,270 million in 2017. However, SG&A expenses decreased as a percentage of net sales to 24.0% in 2017 compared to 27.9% in 2016, mainly due to the effect of fixed and semi fixed expenses on higher sales (e.g., depreciation and amortization and labor costs).

Financial results amounted to a loss of $23 million in 2017, compared to a gain of $22 million in 2016. The 2017 loss is mostly related to a $49 million foreign exchange charge corresponding to the Euro appreciation on Euro denominated intercompany liabilities (fully offset in the currency translation reserve in equity), compensated by a net finance income of $21 million.

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Equity in earnings of non-consolidated companies generated a gain of $116 million in 2017, compared to $72 million in 2016. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax for the year was positive amounting to $17 million. In 2017 we recorded a gain of $63 million due to the reduction in income tax rates in Argentina, the United States and Colombia over net deferred tax liabilities. Additionally, during 2017 we recorded an income tax charge of $29 million corresponding to a settlement agreement between Dalmine, our Italian subsidiary, and the Italian tax authorities in connection with all withholding tax claims on 2007 and 2008 dividend payments. Under such settlement agreement, Dalmine paid to the Italian tax administration an aggregate amount of EUR42.9 million (approximately $51 million), net of EUR3.2 million (approximately $4 million) corresponding to the amount previously paid during the litigation proceeding.

Net income for the year amounted to $536 million in 2017, including a gain from discontinued operations of $92 million, compared with a gain in 2016 of $59 million, including a gain from discontinued operations of $41 million. The improvement in results reflects a better operating environment, where a 32% increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs, a reduction in severance costs ($74 million in 2016 vs. $34 million in 2017), a positive income tax of $17 million reflecting primarily the effect of the changes in income tax rates in Argentina and the United States on deferred tax positions, better results from our investment in associated companies (mainly Ternium) and a gain of $92 million from discontinued operations. Net income from continuing operations amounted to a gain of $445 million in 2017, which compares with a gain of $17 million in 2016.

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2017	2016	2015

Net cash (used in) provided by operating activities	(22)	864	2,215
Net cash provided by (used in) investing activities	349	(98)	(1,774)
Net cash used in financing activities	(401)	(653)	(535)
(Decrease) increase in cash and cash equivalents	(74)	113	(94)

Cash and cash equivalents at the beginning of year (excluding overdrafts)	399	286	416
Effect of exchange rate changes	6	(0)	(37)
(Decrease) increase in cash and cash equivalents	(74)	113	(94)
Cash and cash equivalents at the end of year (excluding overdrafts)	330	399	286

Cash and cash equivalents at the end of year (excluding overdrafts)	330	399	286
Bank overdrafts	0	1	0
Other current investments	1,192	1,633	2,141
Non-current fixed income investments held to maturity	123	248	393
Borrowings	(966)	(840)	(972)
Net cash at the end of the year	680	1,441	1,849

Our financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2017 cash flow used in operating activities amounted to $22 million (including an increase in working capital of $855 million), our capital expenditures amounted to $558 million and we paid dividends amounting to $484 million. At the end of the year we had a net cash position of $680 million (including the $328 million we collected from the sale of Republic Conduit), compared to $1.4 billion at the beginning of the year.

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We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists mainly of (i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and (ii) other investments (fixed income securities, time deposits, and fund investments).

At December 31, 2017, liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 11% of total assets compared to 16% at the end of 2016.

We hold investments primarily in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2017, U.S. dollar denominated liquid assets represented 93% of total liquid financial assets compared to 95% at the end of 2016.

Fiscal year ended December 31, 2017, compared to fiscal year ended December 31, 2016

Operating activities

Net cash used by operations during 2017 was $22 million, compared to $864 million of net cash provided by operations during 2016. This 103% decrease was mainly attributable to an increase in working capital. During 2017 the increase in working capital amounted to $855 million, while during 2016 the reduction in working capital amounted to $348 million. The main yearly variation was related to an increase of $804 million in inventories during 2017, which compares with a reduction in inventory of $245 million in 2016. Additionally, during 2017 trade receivables increased $259 million and trade payables increased $194 million. For more information on cash flow disclosures and changes to working capital, see note 27 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash provided by investing activities was $349 million in 2017 (including the $328 million we collected from the sale of Republic Conduit) compared to $98 million used in 2016. Capital expenditures decreased to $558 million from $787 million in 2016, mainly related to the construction of the greenfield seamless mill in Bay City, Texas. Additionally, we reduced our financial investments by $565 million in 2017 compared to a reduction of $653 million in 2016.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $401 million in 2017, compared to $653 million in 2016.

Dividends paid during 2017 amounted to $484 million, while $508 million were paid in 2016.

During 2017 we had net proceeds from borrowings of $107 million, while in 2016 we had net repayments of borrowings of $115 million.

Our total liabilities to total assets ratio was 0.20:1 as of December 31, 2017 and 0.18:1 as of December 31, 2016.

Principal Sources of Funding

During 2017, we funded our operations with operating cash flows, bank financing, proceeds from sales of assets and available liquid financial assets. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2017, borrowings increased by $126 million, to $966 million at December 31, 2017, from $840 million at December 31, 2016.

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Borrowings consist mainly of bank loans. As of December 31, 2017, U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 93% of total borrowings.

For further information about our financial debt, please see note 19 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2017, 2016 and 2015:

Millions of U.S. dollars	2017	2016	2015

Bank borrowings	966	839	971
Bank overdrafts	0	1	0
Finance lease liabilities	0	0	1
Total borrowings	966	840	972

Our weighted average interest rates before tax (considering hedge accounting), amounted to 3.73% at December 31, 2017 and to 1.97% at December 31, 2016.

The maturity of our financial debt is as follows:

Millions of U.S. dollars
At December 31, 2017	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Borrowings	931	5	4	5	20	-	966
Interests to be accrued	15	1	1	1	0	-	18
Total	946	6	6	6	20	-	984

Our current borrowings to total borrowings ratio remained at 0.96:1 as of December 31, 2017 and 2016. Our liquid financial assets exceeded our total borrowings, we had a net cash position (cash and cash equivalents, other current investments and non-current fixed income investments held to maturity less total borrowings) of $680 million at December 31, 2017, compared to $1.4 billion at December 31, 2016.

For information on our derivative financial instruments, please see “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 24 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see “Quantitative and Qualitative Disclosure about Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2017 were as follows:

Millions of U.S. dollars	Borrower	Type	Original & Outstanding	Final maturity
Disbursement date
2017	Tamsa	Bank loans	404	2018
2017	Siderca	Bank loans	311	2018
Dec-17	TuboCaribe	Bank loan	150	Dec-18

As of December 31, 2017, Tenaris was in compliance with all of its covenants.

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Quantitative and Qualitative Disclosure About Market Risk

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

The following information should be read together with section III, “Financial risk management” to our audited consolidated financial statements included elsewhere in this annual report.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2017 and 2016 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2017	Expected maturity date
	2018	2019	2020	2021	2022	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	5	4	4	20	-	33
Floating rate	-	0	0	1	0	-	2

Current Debt
Fixed rate	913	-	-	-	-	-	913
Floating rate	18	-	-	-	-	-	18
	931	5	4	5	20	-	966

At December 31, 2016	Expected maturity date
	2017	2018	2019	2020	2021	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	1	4	3	3	19	30
Floating rate	-	0	0	0	1	0	1

Current Debt
Fixed rate	790	-	-	-	-	-	790
Floating rate	18	-	-	-	-	-	18
	809	1	4	3	4	20	840
__________
(1)	As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 3.73% at December 31, 2017 and to 1.97% at December 31, 2016.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2017, U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 93% of total financial debt.

For further information about our financial debt, please see note 19 “Borrowings” to our audited consolidated financial statements included in this annual report.

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Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2017, we had variable interest rate debt of $20 million and fixed rate debt of $946 million ($913 million of the fixed rate debt are short-term).

Foreign Exchange Rate Risk

We manufacture and sell our products in a number of countries throughout the world and consequently we are exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. Had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income would have decreased approximately by $51 million in 2017, compared with $45 million in 2016.

Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rate contracts.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not reflect entirely management’s assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2017.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position

Argentine Peso	U.S. dollar	(64)
Euro	U.S. dollar	(366)

The main relevant exposures as of December 31, 2017 were to Argentine peso-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries, for which the functional currency is the U.S. dollar, and Euro-denominated intercompany liabilities at certain subsidiaries for which functional currency is the U.S. dollar.

Foreign Currency Derivative Contracts

The net fair value of our foreign currency derivative contracts amounted to a liability of $32 million at December 31, 2017 and $40 million at December 31, 2016. For further detail on our foreign currency derivative contracts, please see note 24 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are classified as financial assets (or liabilities) at fair value through profit or loss. Their fair value is calculated using standard pricing techniques and, as a general rule, we recognize the full amount related to the change in its fair value under financial results in the current period.

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We designate for hedge accounting certain derivatives that hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period when the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.

At December 31, 2017, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a debit of $0.2 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2017.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.

Commodity Price Sensitivity

We use commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. As a consequence, we are exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Although we fix the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general we do not hedge this risk.

Trend Information

Principal Factors Affecting Oil and Gas Prices and Demand for Steel Pipes from the Global Oil and Gas Industry.

Sales to the oil and gas industry worldwide represent a high percentage of our total sales, and demand for steel pipes from the global oil and gas industry is a significant factor affecting the general level of volumes and prices for our products. Downward pressures on oil and gas prices usually result in lower oil and gas drilling activity and investment throughout the oil and gas industry with consequently lower demand for our steel pipe products and, in some circumstances, upward pressures can result in higher demand from our oil and gas customers.

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. Liquefied natural gas, or LNG, prices have traditionally been established in relation to international oil prices, particularly in the largest LNG markets in Asia. However, as the market for LNG becomes more global and the USA becomes a relevant source of LNG, LNG prices are also starting to be set in relation to prices prevailing at regional gas hubs.

International oil prices depend on diverse factors. On the supply side, major oil- and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been OPEC. Many of our customers are state-owned companies in member countries of OPEC. Another factor that has affected the international price level of oil is the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of geo-political and armed conflicts affecting the Middle East region, which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices.

A more recent factor affecting oil and gas prices has been the ability of producers in the United States and Canada to rapidly increase production from their reserves of tight oil and shale gas in response to changes in market conditions. Production from U.S. tight oil reserves has grown in recent years to represent close to 10% of global liquids production, and production from shale gas plays is converting the United States into a net exporter of natural gas and a significant player in the LNG market.

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Following three years of relatively stable oil prices of around $100 per barrel, prices started to decline in the middle of 2014, once OPEC confirmed at its November 2014 meeting that it would not cut production to balance demand. Prices reached levels below $30 per barrel in January 2016 and have since recovered to $60 per barrel once OPEC and other producers agreed to cut production levels to accelerate the market rebalancing process. After several years of global oil supply exceeding global oil demand, inventories declined in the second half of 2017. The collapse in oil prices led oil and gas operators to substantially reduce their exploration and production investments to a level which is currently around 60% of the average of the 2012-14 period and this, in turn, resulted in a severe contraction in demand and pressure on pricing for steel pipes used in oil and gas drilling and associated operations. During 2017, however, oil and gas operators in North America, who have been very successful in reducing production costs in their shale plays, increased investments in response to more favorable market conditions.

Since the development of the prolific Marcellus shale gas play, North American gas prices have remained at low levels compared to previous decades. For the past three years, prices have fluctuated in the range of $2.00-3.50 per million BTU, significantly below prices in many other major gas-consuming regions. For several years, production increases, primarily from productive shale gas deposits, have exceeded demand increases, reducing the need for imports, to the extent that, in 2017, the US became a net exporter of natural gas. Low prices have encouraged investment in gas consuming industrial facilities and LNG export facilities as well as switching from coal to gas for electric power production, particularly with the adoption of new regulations which could force the retirement of older coal-based generating units.

Drilling activity in the United States and Canada, following several years of high activity, fell sharply through 2015 and the first half of 2016 before beginning a strong recovery which plateaued during the second half of 2017. Rig counts plunged to less than a quarter of their former level as operators cut back on investments for two consecutive years as their cash flows declined with low oil and gas prices. At the same time, they reduced drilling costs through increased efficiencies, concentrating drilling on the most productive plays, and negotiated lower supply and service costs. Despite lower prices, production levels are now higher than before the collapse in oil prices but rig counts are at half the levels they reached in 2014, reflecting the strong productivity gains made by the US oil and gas drilling industry. In the rest of the world, drilling activity began to decline in the second half of 2014 and has continued to decline during 2015, 2016 and 2017. Although drilling activity in the Middle East has been relatively stable, drilling in Latin America and offshore drilling has declined significantly.

Prior to the most recent downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas costs and increasing production, has led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation.

In addition, the increasing cost competitiveness and use of alternative renewable sources of energy, could limit growth in demand for oil and gas and put downward pressure on oil and gas prices in the longer term. This trend could accelerate if carbon taxes or carbon pricing instruments resulting in high prices for carbon emissions are implemented around the world.

The tables below show the annual average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, International (worldwide other than the United States and Canada and excluding Iran, Sudan, onshore China, Russia and Syria) and Worldwide, as published by Baker Hughes, a GE company, for the years indicated and the percentage increase or decrease over the previous year. Baker Hughes, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

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Rig count

	2017	2016	2015	2014	2013
International (*)	948	955	1,167	1,337	1,296
Canada	207	128	193	380	355
United States	875	510	977	1,862	1,761
Worldwide	2,029	1,593	2,337	3,578	3,412
__________
(*)	International rig count excludes Syria (discontinued in February 2013) and includes Iraq from 2013 onwards.

Percentage increase (decrease) over the previous year

	2017	2016	2015	2014
International (*)	(1%)	(18%)	(13%)	3%
Canada	62%	(34%)	(49%)	7%
United States	72%	(48%)	(48%)	6%
Worldwide	27%	(32%)	(35%)	5%
__________
(*)	International rig count excludes Syria (discontinued in February 2013) and includes Iraq from 2013 onwards.

Off-Balance Sheet Arrangements

As of December 31, 2017, the Company reported the following financial commitments, consisting of guarantees in connection to its participation in the non-consolidated company Techgen:

•	A corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan amounted to $800 million and were used by Techgen for the construction of the facility. As of December 31, 2017, the outstanding loan amounted to $720 million and, as a result, the amount guaranteed by the Company was approximately $158 million. The main covenants under the corporate guarantee include the Company’s commitment to maintain its participation in Techgen or the right to purchase at least 22% of Techgen’s firm energy, and compliance with a maximum permitted leverage ratio. The Company is in compliance with such covenants.

•	A corporate guarantee covering 22% of the outstanding value of natural gas transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico S. de R.L. de C.V., and Kinder Morgan Texas Pipeline LLC for a natural gas purchasing capacity of 150,000 million BTU per day starting on August 1, 2016 and ending on July 31, 2036. As of December 31, 2017, our exposure under the guarantee in connection with these agreements amounted to $58.2 million.

In addition, we have various off-balance sheet commitments, as described in note 25 “Contingencies, commitments and restrictions on the distribution of profits – (ii) Commitments and other purchase orders” to our audited consolidated financial statements included in this annual report.

Outstanding Legal Proceedings

Note 25 “Contingencies, commitments and restrictions on the distribution of profits – (i) Contingencies” to our consolidated financial statements included in this annual report includes a summary description of Tenaris’s material legal proceedings for the year ended December 31, 2017.

Recent Developments

Annual Dividend Proposal

On February 21, 2018 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 2, 2018, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November 2017. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 23, 2018, with an ex-dividend date of May 21, 2018 and record date on May 22, 2018.

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Corporate Governance Statement

The Company’s corporate governance practices are governed by Luxembourg Law (including, among others, the law of August 10, 1915 on commercial companies, the law of January 11, 2008, implementing the European Union’s transparency directive, and the law of May 24, 2011, implementing the European Union’s directive on the exercise of certain shareholders’ rights in general meetings of listed companies) and the Company’s articles of association. As a Luxembourg company listed on the NYSE, the Bolsa Mexicana de Valores, S.A.B. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and the Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that its corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities are traded.

For a summary of the significant ways in which the Company’s corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which the Company’s shares are traded, please visit our website at www.tenaris.com/investors/

The Company has adopted a code of conduct incorporating guidelines and standards of integrity and transparency applicable to all of our directors, officers and employees. In addition, we have adopted a supplementary code of ethics, which applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and which is intended to supplement the Company’s code of conduct. The text of our codes of conduct and code of ethics is posted on our Internet website at: www.tenaris.com/en/aboutus/codeofconduct.aspx

Shareholders’ Meetings; Voting Rights; Election of Directors

Each share entitles the holder thereof to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders’ meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Recueil Electronique des Sociétés et Associations (Luxembourg’s electronic official gazette) and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. In case shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.

Pursuant to the Company’s articles of association, for as long as the shares or other securities of the Company are listed on a regulated market within the European Union (as they currently are), and unless otherwise provided by applicable law, only shareholders holding shares as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders’ meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders’ meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority vote of the shares validly cast at the meeting. Unless otherwise provided by applicable law, an extraordinary general shareholders’ meeting may not validly deliberate on proposed amendments to the Company’s articles of association unless a quorum of at least half of the shares is represented at the meeting. If a quorum is not reached at the first extraordinary shareholders’ meeting, a second extraordinary shareholders’ meeting may be convened in accordance with the Company’s articles of association and applicable law and such second extraordinary general shareholders’ meeting shall validly deliberate regardless of the number of shares represented. In both cases, the Luxembourg Companies Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting as to amendments to the Company’s articles of association be adopted by a two-thirds majority of the votes validly cast at the meeting. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings.

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Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year and may be reappointed or removed by the general shareholders’ meeting at any time, with or without cause, by resolution passed by a simple majority vote of the shares validly cast at the meeting. In the case of a vacancy occurring in the Board of Directors, the remaining directors may temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of any such temporary director shall expire at the end of the term of office of the director whom such temporary director replaced.

The next Company’s annual general shareholders’ meeting, that will consider, among other things our consolidated financial statements and annual accounts included in this report, will take place in the Company’s registered office in Luxembourg, on Wednesday May 2, 2018, at 9:30 A.M., Luxembourg time. A general extraordinary shareholders’ meeting will be held on the same date immediately after the adjournment of the annual general shareholders’ meeting to decide on certain amendments to the Company’s articles of association.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies. For a description of the items of the agenda of such meetings and the procedures for attending and voting at the meetings, please see the “Notice of the Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders” on the Company’s website at www.tenaris.com/investors.

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one regulated market, the minimum number of directors must be five. The Company’s current board of directors is composed of ten directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the Chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the number of directors that will constitute the board and their compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting.

Under the Company’s articles of association the board of directors is authorized until 2020, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. Under the Company’s articles of association, however, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash;

•	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (or, collectively, the Beneficiaries), including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

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The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2017

Mr. Roberto Bonatti (1)	Director	President of San Faustin	15	68
Mr. Carlos Condorelli	Director	Director of Tenaris and Ternium	11	66
Mr. Roberto Monti	Director	Member of the board of directors of YPF SA	13	78
Mr. Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin	15	69
Mr. Paolo Rocca (1)	Director	Chairman and chief executive officer of Tenaris	16	65
Mr. Jaime Serra Puche	Director	Chairman of SAI Consultores	15	66
Mr. Yves Speeckaert	Director	Director of Tenaris	1	57
Mr. Alberto Valsecchi	Director	Director of Tenaris	10	73
Mr. Amadeo Vázquez y Vázquez	Director	Director of Tenaris	15	75
Mr. Guillermo Vogel	Director	Vice chairman of Tamsa	15	67

___________

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors and of the audit committee. He served as the Company’s chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C., or Siderar. He has held several positions within Tenaris, including also the chief financial officer position in some of the principal Tenaris group companies; he also served as president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors and of the audit committee. He is a member of the board of directors of YPF SA. He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Ternium, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. From June 2013 to June 2017 he was President of Assolombarda, and from May 2004 to May 2012 Vice President for Education of Confindustria. Moreover, in Italy, he is member of the Board of Directors of Allianz SpA, Brembo SpA, Buzzi Unicem SpA., Bocconi University, LUISS University, Museo Nazionale Scienza e Tecnologia Leonardo Da Vinci and member of the Advisory Board of Politecnico di Milano. At international level, he is member of the Allianz SE Advisory Board, of the Aspen Institute Executive Committee, of the Harvard Business School Advisory Board, of the BIDMC’s Cancer Center International Executive Board and member of the European Round Table of Industrialists (ERT). In June 2007 he was appointed Cavaliere del Lavoro of the Italian Republic and in March 2009 he received a Honoris Causa degree in management engineering from Politecnico di Milano. Gianfelice Rocca graduated cum laude in Physics at University of Milan and earned a PMD at Harvard Business School. Mr. Rocca is an Italian citizen.

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Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors and of the audit committee. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Rotoplas and Alpek S.A. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Yves Speeckaert. Mr. Speeckaert is a member of the Company’s board of directors. He started his career as management consultant. While serving as director of KPMG Consulting in London and Sao Paulo, Brazil, he led various high-profile engagements in the telecoms, energy and agri-business industries; and as a director of structured finance of Banca Intesa-Sanpaolo (London), he worked with leaders of the telecom companies and vendors, to structure new operators funding in Spain and Latin America. Since 2010 he is a Luxembourg-based independent director of regulated investment funds (including related to Rothschild, UBS, KBL, among others) and is a member of the board of directors of several industrial holdings. He is also a member of the Luxembourg Institute of Administrators (ILA). Mr. Speeckaert holds an MBA from the University of California at Berkeley, and is a contributing and active member of its alumni association. Mr. Speeckaert is a Belgian citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of the Company’s board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors and the chairman of the audit committee. He is an independent alternate director of Gas Natural BAN, S.A, of Grupo Gas Natural Fenosa. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the audit committee of BBVA Banco Francés S.A. until 2003, and chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and holds the position of Vice President of Finance. He is the vice chairman of Tamsa, the chairman of Grupo Collado, Exportaciones IM Promoción and Canacero, a member of the board of directors of each of Techint, S.A. de C.V., Corporación Alfa, the Universidad Panamericana – IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

At the next annual general shareholders’ meeting, it will be proposed that the number of directors be increased to eleven, that all of the current directors, except Mr. Alberto Valsecchi, be reappointed and that Mr. Germán Curá and Ms. Mónica Tiuba be newly appointed to the board of directors, each to hold office until the next annual general shareholders’ meeting that will be convened to decide on the Company’s 2018 annual accounts. Below you will find Ms. Tiuba’s and Mr. Cura’s biographical information.

Germán Curá. Mr. Curá currently serves as president of our operations in North America, a position he holds since 2006. He was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and currently serves as a member of the board of director of QRI llc. He is a Marine Engineer from the Instituto Tecnológico de Buenos Aires and a MBA graduated from the Massachusetts Institute of Technology. Mr. Curá is a U.S. citizen.

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Mónica Tiuba. Ms. Tiuba is a Brazilian qualified lawyer and accountant with over 16 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She has more than 10 years working experience in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients and family offices in connection with their international structuring; she has also advised private equity houses in M&A transactions. She worked for the global trust services firm, Vistra, where she headed the French & Ibero-Latin American team and served as board member of Ibero-LatAm origin clients. Ms. Tiuba gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She holds a specialization in EU Tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian citizen.

Messrs. Condorelli, Monti, Serra Puche, Speeckaert and Vázquez y Vázquez qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and Messrs. Monti, Serra Puche, Speeckaert and Vázquez y Vázquez qualify as independent directors under the Company’s articles of association. If appointed by the next annual general meeting of shareholders, Ms. Tiuba would also qualify as independent director for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1).

Director Liability

Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association.

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders’ meeting following any such transaction.

A director will not be liable for acts committed pursuant to a board resolution if, notwithstanding his or her presence at the board meeting at which such resolution was adopted, such director advised the board of directors that he or she opposed the resolution and caused a record of such opposition to be included in the minutes of the meeting.

Causes of action against directors for damages may be initiated by the Company upon a resolution of the general shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association vis-à-vis third parties.

Audit Committee

Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as our shares are listed on at least one regulated market, the Company must have an audit committee composed of three members, at least two of which must qualify as independent directors under the Company’s articles of association.

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Under the Company’s articles of association, an independent director is a director who:

•	is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;

•	is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;

•	does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;

•	is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and

•	is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.

However, in response to the requirements set forth in the Luxembourg law of July 23, 2016, concerning the audit profession as to composition of the audit committee, or the Audit Reform Law, the Company’s board of directors appointed to the committee an additional member with competence in accounting or auditing matters, who will serve in the audit committee until the general meeting of shareholders to be held on May 2, 2018. The board of directors has convened an extraordinary general meeting of shareholders to be held on May 2, 2018, immediately after the annual general meeting of shareholders, to decide on the amendment of the Company’s articles of association, for purposes of providing that the audit committee shall be composed of at least three members, the majority of whom shall qualify as independent directors, provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).

As a result, the audit committee of the Company’s board of directors currently consists of four members. Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti were appointed to the audit committee on May 3, 2017, while Mr. Carlos Condorelli was appointed to the audit committee on November 1, 2017 to satisfy the requirements under the Audit Reform Law. Messrs. Condorelli, Monti, Serra Puche and Vázquez y Vázquez qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and Messrs. Monti, Serra Puche and Vázquez y Vázquez qualify as independent directors under the Company’s articles of association. In addition, Mr. Condorelli is competent in accounting or auditing matters.

Under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. The audit committee operates under a charter which has been amended and restated by the board of directors on November 1, 2017, to implement adequate procedures to discharge the audit committee’s duties and responsibilities under applicable law, including the Audit Reform Law. The audit committee assists the board of directors in its oversight responsibilities relating to (i) the integrity of the Company’s financial statements; (ii) the effectiveness of the Company’s systems of internal control, risk management and internal audit over financial reporting; and (iii) the independence and performance of the Company’s external auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors or required to be performed by it under applicable laws and regulations.

In addition, the audit committee is required by the Company’s articles of association to review “material transactions”, as such term is defined under the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties”, as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:

•	any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

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•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company’s direct or indirect subsidiaries, affecting any of the Company’s direct or indirect subsidiaries for the benefit of, or involving, a related party.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary promptly provide all information necessary for the audit committee to assess the material transactions with related parties that it is required to review. A material related party transaction shall not be entered into without prior review by the Company’s audit committee and subsequent approval by the board of directors unless (i) the circumstances underlying the proposed transaction justify that it be entered into before the time it can actually be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company’s board of directors does not approve it.

The audit committee has the authority to conduct any investigation appropriate to the fulfillment of its responsibilities, and has direct access to the Company’s external auditors as well as anyone in the Company and, subject to applicable laws and regulations, its subsidiaries. In addition, the audit committee may engage, at the Company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2017

Mr. Paolo Rocca	Chairman and Chief Executive Officer	65
Mr. Edgardo Carlos	Chief Financial Officer	51
Mr. Antonio Caprera	Chief Industrial Officer	57
Mr. Gabriel Casanova	Chief Supply Chain Officer	59
Mr. Alejandro Lammertyn	Chief Planning and Commercial Coordination Officer	52
Ms. Paola Mazzoleni	Chief Human Resources Officer	41
Mr. Marcelo Ramos	Chief Technology Officer	54
Mr. Germán Curá (1)	President, North America	55
Mr. Sergio de la Maza	President, Central America	61
Mr. Renato Catallini	President, Brazil	51
Mr. Javier Martínez Alvarez	President, Southern Cone	51
Mr. Gabriel Podskubka	President, Eastern Hemisphere	44
Mr. Michele Della Briotta	President, Europe	45

__________

(1)	Effective as of May 2, 2018, Germán Curá will cease to act as president of our North American operations and he will be proposed to Tenaris’s shareholders’ meeting to be appointed as member of the board of directors. His position will be dissolved and Mr. Luca Zanottti will continue to act as the president of our U.S. operations and Guillermo Moreno will continue to act as the president of our Canadian operations.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Edgardo Carlos. Mr. Carlos currently serves as our chief financial officer and since May 2016 has also assumed responsibility over information technology. He joined the Techint Group in 1987 in the accounting department of Siderar. After serving as financial manager for Sidor, in Venezuela, in 2001 he joined Tenaris as our financial director. In 2005 he was appointed administration and financial manager for North America and in 2007 he became administration and financial director for Central America. In 2009 he was appointed economic and financial planning director, until he assumed his current position. Mr. Carlos is an Argentine citizen.

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Antonio Caprera. Mr. Caprera currently serves as our chief industrial officer, a position he assumed in April 2017. He joined the company in 1990. From 2000 to 2006 he served as quality director at Dalmine in Italy, where he later assumed responsibilities as production director until 2012. From that year and until 2015 he served as production director at Siderca in Argentina, after which he assumed responsibilities as global industrial coordinator based in Mexico until March 2017.  Mr. Caprera is an Italian citizen.

Gabriel Casanova. Mr. Casanova currently serves as our chief supply chain officer, with responsibility for the execution of all contractual deliveries to customers. After graduating as a marine and mechanical engineer, he joined Siderca’s export department in 1987. In 1995 he became Siderca’s Chief Representative in China and from 1997 to 2009 he held several positions in the commercial area in Dalmine. In 2009 he became the head of our supply chain network and in October 2012 he assumed his current position. Mr. Casanova is an Argentine citizen.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our chief planning and commercial coordination officer, a position he assumed in April 2013. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the Chief Executive Officer for marketing, organization and mill allocation, supply chain director, commercial director and Eastern Hemisphere area manager. Mr. Lammertyn is an Argentine citizen.

Paola Mazzoleni. Ms. Mazzoleni currently serves as our chief human resources officer, a position she assumed on January 1, 2016. After receiving a degree in Philosophy, she started her career in Dalmine in 2001 in the human resources department, working in recruitment and selection. She next coordinated the company’s Global Trainee Program and then served as the regional head in Italy of Tenaris University. Ms. Mazzoleni was appointed as human resources director in Romania in 2008, in Italy in 2012 and in the United States in 2014. Ms. Mazzoleni is an Italian citizen

Marcelo Ramos. Mr. Ramos currently serves as our chief technology officer, with responsibility over technology and quality. Previously he served as corporate quality director and managing director of NKKTubes in our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris. He assumed his current position in April 2010, when both, the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

Germán Curá. Mr. Curá currently serves as president of our operations in North America, a position he holds since 2006. He was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and currently serves as a member of the board of director of QRI llc. He is a Marine Engineer from the Instituto Tecnológico de Buenos Aires and a MBA graduated from the Massachusetts Institute of Technology. Mr. Curá is a U.S. citizen.

Guillermo Moreno. Mr. Moreno currently serves as president of our operations in Canada. He first joined Siderca in 1987 and gained progressive responsibilities in finance and marketing positions until 1993. From 1993 to 1996, he became responsible for sales in Latin America. In 1996 he became Tamsa’s exports sales director. In 1999 he became the director of the Pipeline Services business unit, and eventually took over the position of director of Oilfield Services business unit in 2004. He served as planning director from 2010 to 2012, when he assumed his current position. Mr. Moreno is an Argentine citizen.

Luca Zanotti. Mr. Zanotti currently serves as president of our operations in the United States. In 2002, he joined Exiros, the procurement company for the Techint Group, as planning and administration director. He was later promoted to raw materials director and in July 2007 became managing director of Exiros, a position he held until 2010. He served as regional manager, Europe, and managing director of Dalmine S.p.A. from 2011 to 2015, when he assumed his current position. Before joining the Techint Group, he was a senior manager at A.T. Kearney in Milan, where he worked from 1998 to 2002, and prior to that he held various business development positions in the Far East for Lovato Electric. Mr. Zanotti is an Italian citizen.

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Sergio de la Maza. Mr. de la Maza currently serves as president of our operations in Central America and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Renato Catallini. Mr. Catallini currently serves as president of our operations in Brazil, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine and Italian citizen.

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as president of our operations in the Southern Cone, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr. Martínez Alvarez is an Argentine citizen.

Gabriel Podskubka. Mr. Podskubka currently serves as president of our operations in the Eastern Hemisphere, based in Dubai. He assumed his current position in April 2013 after serving as the head of our operations in Eastern Europe for four years. After graduating as an industrial engineer Mr. Podskubka joined the Techint group in 1995 in the marketing department of Siderca. He held various positions in the marketing, commercial, and industrial areas until he was appointed as oil & gas sales director in the United States in 2006. Mr. Podskubka is an Argentine citizen.

Michele Della Briotta. Mr. Della Briotta currently serves as president of our operations in Europe, a position he assumed in July 2016. He first joined Tenaris in 1997 and has worked in areas such as industrial planning, operations, supply chain and commercial in Italy, Mexico, Argentina and the United States. Most recently he served as Tenaris’s area manager for Romania. Mr. Della Briotta is an Italian citizen.

Directors’ and senior management compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2017 a fee of $115,000. The chairman of the audit committee received as additional compensation a fee of $65,000 while the other members of the audit committee received an additional fee of $55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

During the years ended December 31, 2017, 2016 and 2015, the cash compensation of directors and senior managers amounted to $45.8 million, $38.6 million and $28.8 million, respectively. These amounts include cash benefits paid to certain senior managers in connection with the vesting of pre-existing retirement plans. In addition, directors and senior managers received 484, 500 and 540 thousand units for a total amount of $4.7 million, $4.8 million and $5.4 million, respectively, in connection with the Employee retention and long-term incentive program described in note O (3) “Employee benefits - Other long term benefits” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

Auditors

The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company’s annual accounts and consolidated financial statements and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). Auditors are appointed by the general shareholders’ meeting upon recommendation from our audit committee through a resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders’ meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors. As part of their duties, the auditors report directly to the audit committee.

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The Company’s audit committee is responsible for, among other things, the oversight of the independence and performance of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors. Under the policy, the audit committee is responsible for the procedure for the selection of the independent auditors and considers and makes recommendations to the board of directors, to be put to shareholders for approval at the annual general meeting of shareholders, regarding the appointment, re-appointment or removal of the independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders’ meeting, the related fees. The general shareholders’ meeting regularly approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

Our independent auditor for the fiscal year ended December 31, 2017, appointed by the shareholders’ meeting held on May 3, 2017, was PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé, in connection with all of our annual accounts and consolidated financial statements.

Fees Paid to the Company’s Independent Auditor

In 2017, PwC served as the principal external auditor for the Company. Fees for the year ended December 31, 2017 are detailed below.

Thousands of U.S. dollars	For the year ended December 31, 2017

Audit Fees	3,995
Audit-Related Fees	88
Tax Fees	23
All Other Fees	30
Total	4,136

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the U.S. Securities and Exchange Commission or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees

Fees paid for tax compliance professional services.

All Other Fees

Fees paid for the support in the development of training courses.

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Share Ownership

To our knowledge, the total number of shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of the date of this annual report, was 925,603, which represents 0.08% of our outstanding shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held

Guillermo Vogel	850,446
Carlos Condorelli	67,211
Edgardo Carlos	4,000
Gabriel Podskubka	3,946
Total	925,603

Major Shareholders

The following table shows the beneficial ownership of the shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s share capital), non-affiliated public shareholders, and (2) the Company’s directors and senior management as a group. The information below is based on the most recent information provided to the Company.

Identity of Person or Group	Number	Percent

San Faustin (1)	713,605,187	60.45%
Directors and senior management as a group (2)	925,603	0.08%
Public	466,006,040	39.47%
Total	1,180,536,830	100.00%

__________

(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l.. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.

The voting rights of the Company’s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

Information required under the Luxembourg Law on takeovers of May 19, 2006

The Company has an authorized share capital of a single class of 2,500,000,000 shares with a par value of $ 1.00 per share. Our authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders’ meeting. There were 1,180,536,830 shares issued as of December 31, 2017. All issued shares are fully paid.

The Company’s articles of association authorize the board of directors until 2020, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash;

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•	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates (or, collectively, the Beneficiaries), including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The Company’s articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of our shares.

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the shares represented at the meeting.

The Company is controlled by San Faustin, which owns 60.45% of our outstanding shares, through its wholly owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) RP STAK holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.

Our directors and senior management as a group own 0.08% of the Company’s outstanding shares, while the remaining 39.47% are publicly traded. Our shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, the Company’s ADSs trade on the NYSE. See “Corporate Governance – Major Shareholders”.

None of the Company’s outstanding securities has any special control rights. There are no restrictions on voting rights, nor are there, to our knowledge, any agreements among our shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which the Company is a party and which take effect, alter or terminate in the event of a change in the control of the Company following a takeover bid, thereby materially and adversely affecting the Company, nor are there any agreements between us and members of our board of directors or employees that provide for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

Management is vested in a board of directors. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms. See “Corporate Governance – Board of Directors”.

Diversity

Tenaris embraces diversity in all its forms, on the understanding that diverse points of view and perspectives contribute to the rational solution of problems and the effective accomplishment of goals. Diversity based on ethnicity, gender, creed, race and nationality is part of Tenaris’s DNA and constitutes an important differentiation aspect of our uniqueness as a global enterprise. Tenaris, as a global organization that draws its workforce from diverse cultures and backgrounds, values cultural and geographic adaptability among its employees.

The Company’s Code of Conduct prohibits unlawful discrimination in employment relationship and grants all persons the right to apply for a position in Tenaris or to be considered for a new position in accordance with opening requirements and merit criteria, without any arbitrary discrimination. All employees, at every level, must cooperate to maintain a respectful environment should there be personal differences.

Similarly, the Company’s Human Resources Policy promotes equal opportunity and provides that hiring, promotion, transfer and other employment decisions will be adopted without regard to race, color, religion, gender, age, disability, national origin, immigration status or sexual orientation. Compensation in Tenaris is strictly based on each employee’s duties and personal performance, competencies and behavior. In addition, Tenaris conducts periodic employees’ opinion surveys on diversity for purposes of testing employees’ views on equal gender opportunities for promotion, and management’s commitment with diversity and respect for the value of human, cultural and lifestyle differences. Finally, Tenaris has organized local diversity committees in certain regions working on specific regional objectives on diversity.

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Related Party Transactions

Tenaris is a party to several related party transactions, as described below, from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further details on the approval process for related party transactions, see “Corporate Governance – Audit Committee.”

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of round steel bars made under a long-term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $120 million in 2017, $9 million in 2016 and $46 million in 2015.

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $43 million in 2017, $18 million in 2016 and $48 million in 2015.

•	Purchases of metal building components for our facilities in Mexico, which amounted to $1 million in 2015.

In the ordinary course of business, we purchase flat steel products for use in our welded steel pipe operations, from Usiminas. These purchases, which are made on similar terms and conditions as sales made by this company to unrelated third parties, amounted to $43 million in 2017, $34 million in 2016 and $166 million in 2015.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $26 million in 2017, $14 million in 2016 and $19 million in 2015.

•	Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $11 million in 2017, $12 million in 2016 and $9 million in 2015.

Supply of Electric Energy

Techgen is an electric power plant in Mexico, which is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen became fully operational in December 1, 2016. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity. Sales to Tenaris amounted to $29 million in 2017 and $4 million in 2016.

Supply of Natural Gas

We are party to contracts with Tecpetrol, TGN, Litoral Gas and Energy Consulting Services relating to the supply of natural gas to our operations in Argentina. Tecpetrol, a company controlled by San Faustin, is engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina, while Litoral Gas distributes gas in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major natural gas traders in Argentina. San Faustin holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.

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Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $7 million in 2017 and $3 million in 2015.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $3 million in 2017, $2 million in 2016 and $1 million in 2015.

Litoral Gas’s sales to Tenaris totaled $5 million in 2017, $3 million in 2016 and $2 million in 2015.

Energy Consulting Services’s sales to Tenaris totaled $7 million in 2017, $5 million in 2016 and $7 million in 2015.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $40 million in 2017, $45 million in 2016 and $72 million in 2015.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under the significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under significant influence of San Faustin amounted to $95 million in 2017, $34 million in 2016 and $85 million in 2015.

Sales of Other Products and Services

We provide information technology services to companies controlled by San Faustin. Sales of these services amounted to $2 million in 2017, $2 million in 2016 and $3 million in 2015.

Administrative, Legal and Other Support Services

Finma S.A., Arhsa S.A. and Techinst S.A. a group of companies controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provides administrative, legal and other support services to San Faustin’s affiliates in Argentina, including us. Fees accrued for these services amounted to $12 million in 2017, $11 million in 2016 and $14 million in 2015.

Loans to Related Parties

We financed Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen, which generated interest gains in favor of Tenaris in an amount of $4 million in 2017, $2 million in 2016 and 1 million in 2015. Outstanding loans to Techgen as of December 31, 2017, amounted to $93 million.

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Other Transactions

We entered into various contracts with Tenova (and subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $3 million in 2017, $11 million in 2016 and $24 million in 2015.

We sold industrial equipment to companies controlled by San Faustin for an amount of $5 million in 2015.

We purchased industrial cleaning equipment from companies controlled by San Faustin for an amount of $3 million in 2016.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are believed to be material.

Dividend Policy

The Company does not have, and has no current plans to establish, a formal dividend policy governing the amount and payment of dividends. The amount and payment of dividends has to be determined by a majority vote of shareholders, generally, but not necessarily, based on the recommendation of the Company’s board of directors. The Company’s controlling shareholder has the discretion to determine the amount and payment of future dividends. All shares of the Company rank pari passu with respect to the payment of dividends.

The following table shows the dividends approved by the Company’s shareholders in the last five years:

	Approved dividend			Dividend payment date
Shareholders’ meeting date	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
May 2, 2013	508	0.43	0.86	November 2012	May 2013
May 7, 2014	508	0.43	0.86	November 2013	May 2014
May 6, 2015	531	0.45	0.90	November 2014	May 2015
May 4, 2016	531	0.45	0.90	November 2015	May 2016
May 3, 2017	484	0.41	0.82	November 2016	May 2017

On February 21, 2018 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 2, 2018, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November 2017. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 23, 2018, with an ex-dividend date of May 21, 2018.

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries (see Section –Principal Risks and Uncertainties– Risks Relating to the Structure of the Company – above). As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.

Dividends may be lawfully declared and paid if the Company’s profits and distributable reserves are sufficient under Luxembourg law. The board of directors has the power to initiate dividend installments pursuant to Luxembourg law, but payment of the dividends must be approved by the Company’s shareholders at the annual shareholders’ meeting, subject to the approval of the Company’s annual accounts.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2017, the Company’s legal reserve represented 10% of its share capital.

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Non-financial Information

Tenaris is committed to building a culture of transparency and integrity, based on ethical behavior and compliance with the law. We believe this is essential for the sustainability of our activities.

The non-financial information required by article 1730-1 of the Luxembourg law of August 10, 1915 on commercial companies, as amended, and article 68 and 68bis of the Luxemburg law of December 19, 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended, will be included in our annual sustainability report, which will be published on or prior to June 30, 2018, and will be available on http://ir.tenaris.com/reports.cfm.

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Management Certification

We confirm, to the best of our knowledge, that:

1.	the consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and in accordance with IFRS as adopted by the European Union, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole;

2.	the annual accounts prepared in accordance with Luxembourg legal and regulatory requirements, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A.; and

3.	the consolidated management report on the consolidated financial statements included in this annual report, which has been combined with the management report on the annual accounts included in this annual report, gives a fair review of the development and performance of the business and the position of Tenaris S.A., or Tenaris S.A. and its consolidated subsidiaries, taken as a whole, as applicable, together with a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca

Chief Executive Officer

Paolo Rocca

March 27, 2018

/s/ Edgardo Carlos

Chief Financial Officer

Edgardo Carlos

March 27, 2018

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Financial Information

Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

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Audit report

To the Shareholders of
Tenaris S.A.

Report on the audit of the consolidated financial statements

Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of Tenaris S.A. (the "Company") and its subsidiaries (the "Group") as at 31 December 2017, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as adopted by the European Union.

Our opinion is consistent with our additional report to the Audit Committee of the Company's Board of Directors (the "Audit Committee").

What we have audited

The Group's consolidated financial statements comprise:

- the consolidated statement of financial position as at 31 December 2017;
- the consolidated income statement for the year then ended;
- the consolidated statement of comprehensive income for the year then ended;
- the consolidated statement of changes in equity for the year then ended;
- the consolidated statement of cash flows for the year then ended; and
- the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the EU Regulation No 537/2014, the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as issued by the International Auditing and Assurance Standards Board (IAASB) and as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier" (CSSF). Our responsibilities under those Regulation, Law and standards are further described in the "Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the consolidated financial statements" section of our report.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

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We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants' Code of Ethics for Professional Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

To the best of our knowledge and belief, we declare that we have not provided non-audit services that are prohibited under Article 5(1) of Regulation (EU) No 537/2014.

The non-audit services that we have provided to the Group, for the year ended 31 December 2017, all of which have been pre-approved by the Audit Committee, are disclosed in Note 32 to the consolidated financial statements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period, and include the most significant assessed risks of material misstatement (whether or not due to fraud). These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the Key audit matter
Recoverability of long-lived assets	
The Group's balance sheet includes goodwill (USD 1,292.5 million) and other long-lived assets (USD 6,229.8 million Property, Plant & Equipment, USD 281.7 million finite-life intangible assets and USD 86.7 million other indefinite life intangible assets). The Group is required to test the amount of goodwill and other indefinite life intangible assets for impairment at least annually. Other long-lived assets are tested in case of impairment triggers. During the year, Management has tested for impairment those cash generating units (CGUs) containing goodwill and those where impairment indicators were identified. We focused our audit effort on the U.S. welded tubes business (Maverick CGU) due to its significance (USD 225 million remaining goodwill as of 31 Dec. 2017) and the small headroom observed in prior periods between the recoverable amount as determined using a discounted cash flow (DCF)	We challenged the cash flow projections included in the impairment test. Our audit procedures included, among others, the involvement of an internal valuation specialist to assist us in evaluating the assumptions and the valuation methodology used by the Group. We furthermore assessed the appropriateness of other data used by comparing them to external and historical data, when available, such as analyst reports and evolution of rig counts and by analyzing sensitivities in the valuation model, evaluating whether a reasonably possible change in assumptions could cause the carrying amount to exceed its recoverable amount and compared actual cash flow results with previous forecasts. In addition, we evaluated and tested controls in place over the analysis of impairment indicators on non-financial assets, review of assumptions used and DCF calculations.

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Key audit matter	How our audit addressed the Key audit matter
model and the carrying value. In addition, due to a general deterioration in the U.S. oil & gas industry, an impairment of USD 400 million was recorded in 2015. The impairment test was significant to our audit due to its complexity, as judgments and assumptions are involved in the assessment of the recoverable amount of Maverick CGU and its business is affected by strong competition, with sales volumes and prices being highly dependent on the oil & gas market conditions. Due to the conditions described above, Tenaris prepared 2 scenarios for Maverick to determine the value in use of this CGU. The disclosures related to this matter are included in Notes 5 and 11 to the consolidated financial statements.	We finally assessed the adequacy of the disclosures in the consolidated financial statements.
Ongoing investigation	
Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related to officers of Petróleo Brasileiro S.A. ("Petrobras") and whether such alleged payments were intended to ultimately benefit Confab Industrial S.A., a Brazilian subsidiary of the Company. The Audit Committee has engaged an external counsel in order to proceed with an internal investigation intended to determine whether the alleged payments were initiated from the Group's officials. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice about the current judicial action initiated by the Italian and the Swiss authorities and has informed them about the ongoing internal investigation of the external counsel.	Our audit approach included the following audit procedures: • We inquired management about the Company's main investigative actions. • We had periodic meetings with the Business Conduct Compliance Officer (BCCO) and periodic calls with the external counsel to understand the status of the investigation. • We discussed the investigations with the Audit Committee and the Company's legal advisors and evaluated whether the disclosures in the notes to the consolidated financial statements are consistent with the results of those investigations. • We obtained from Tenaris' Legal Counsel a letter related to this matter.

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Key audit matter	How our audit addressed the Key audit matter
The ongoing investigation was considered as a key audit matter due to the pervasive financial effects that the alleged charges may have on the Company in case they are proved by the authorities and the nature and extent of communications about this matter with those charged with governance. There is no final conclusion over the ongoing investigation from the external counsel. The disclosures related to this matter are included in Note 25 (i) to the consolidated financial statements.	

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the Annual Report, including the management report and the Corporate Governance Statement, but does not include the consolidated financial statements and our audit report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as issued by the IASB and in accordance with IFRS as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

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Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the EU Regulation No 537/2014, the Law of 23 July 2016 and with ISAs as issued by the IAASB and as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the EU Regulation No 537/2014, the Law of 23 July 2016 and with ISAs as issued by the IAASB and as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control;

- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

- conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern;

- evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

- obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

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We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our audit report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

The management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

The Corporate Governance Statement is included in the management report. The information required by Article 68ter Paragraph (1) Letters c) and d) of the Law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended, is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

We have been appointed as "Réviseur d'Entreprises Agréé" of the Group by the General Meeting of the Shareholders on 3 May 2017 and the duration of our uninterrupted engagement, including previous renewals and reappointments, is 16 years.

Other matter

The Corporate Governance Statement includes the information required by Article 68ter Paragraph (1) Letters a), b), e), f) and g) of the Law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended.

The information required by the Article 1730-1 Paragraph (2) of the amended law of 15 August 1915 on Commercial Companies is expected to be made publicly available after the date of our audit report. If this information is not made publicly available within a reasonable period of time, not exceeding six months after the balance sheet date, we are required to communicate the matter to those charged with governance.

PricewaterhouseCoopers, Société coopérative
Represented by

Luxembourg, 27 March 2018

Fabrice Goffin

73

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2017	2016	2015
Continuing operations
Net sales	1	5,288,504	4,293,592	6,903,123
Cost of sales	2	(3,685,057)	(3,165,684)	(4,747,760)
Gross profit		1,603,447	1,127,908	2,155,363
Selling, general and administrative expenses	3	(1,270,016)	(1,196,929)	(1,593,597)
Other operating income	5	10,516	21,127	14,603
Other operating expenses	5	(9,359)	(11,163)	(410,574)
Operating income (loss)		334,588	(59,057)	165,795
Finance Income	6	47,605	66,204	34,574
Finance Cost	6	(27,072)	(22,329)	(23,058)
Other financial results	6	(43,550)	(21,921)	3,076
Income (loss) before equity in earnings of non-consolidated companies and income tax		311,571	(37,103)	180,387
Equity in earnings (losses) of non-consolidated companies	7	116,140	71,533	(39,558)
Income before income tax		427,711	34,430	140,829
Income tax	8	17,136	(17,102)	(234,384)
Income (loss) for continuing operations		444,847	17,328	(93,555)

Discontinued operations
Result for discontinued operations	28	91,542	41,411	19,130
Income (loss) for the year		536,389	58,739	(74,425)

Attributable to:
Owners of the parent		544,737	55,298	(80,162)
Non-controlling interests		(8,348)	3,441	5,737
		536,389	58,739	(74,425)
Earnings per share attributable to the owners of the parent during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.38	0.01	(0.08)
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.77	0.02	(0.17)
Continuing and discontinued operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.46	0.05	(0.07)
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.92	0.09	(0.14)

(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015
Income (loss) for the year	536,389	58,739	(74,425)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	151,762	37,187	(256,260)
Change in value of cash flow hedges	4,502	(7,525)	10,699
Change in value of available for sale financial instruments	-	-	2,486
Income tax relating to components of other comprehensive income	23	(23)	(284)
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(9,548)	3,473	(92,914)
- Changes in the fair value of derivatives held as cash flow hedges and others	512	421	(3,790)
	147,251	33,533	(340,063)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(8,635)	(230)	14,181
Income tax on items that will not be reclassified	1,338	(1,760)	(4,242)
Remeasurements of post employment benefit obligations of non-consolidated companies	(376)	(5,475)	(449)
	(7,673)	(7,465)	9,490
Other comprehensive income (loss) for the year, net of tax	139,578	26,068	(330,573)
Total comprehensive income (loss) for the year	675,967	84,807	(404,998)
Attributable to:
Owners of the parent	683,531	81,702	(410,187)
Non-controlling interests	(7,564)	3,105	5,189
	675,967	84,807	(404,998)
Total comprehensive income (loss) for the year
attributable to Owners of the parent arises from
Continuing operations	591,989	40,291	(429,317)
Discontinued operations	91,542	41,411	19,130
	683,531	81,702	(410,187)

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2017		At December 31, 2016
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	6,229,143		6,001,939
Intangible assets, net	11	1,660,859		1,862,827
Investments in non-consolidated companies	12	640,294		557,031
Available for sale assets	31	21,572		21,572
Other investments	18	128,335		249,719
Deferred tax assets	20	153,532		144,613
Receivables, net	13	183,329	9,017,064	197,003	9,034,704
Current assets
Inventories, net	14	2,368,304		1,563,889
Receivables and prepayments, net	15	143,929		124,715
Current tax assets	16	132,334		140,986
Trade receivables, net	17	1,214,060		954,685
Other investments	18	1,192,306		1,633,142
Cash and cash equivalents	18	330,221	5,381,154	399,737	4,817,154
Assets of disposal group classified as held for sale	28		-		151,417
Total assets			14,398,218		14,003,275
EQUITY
Capital and reserves attributable to owners of the parent			11,482,185		11,287,417
Non-controlling interests			98,785		125,655
Total equity			11,580,970		11,413,072
LIABILITIES
Non-current liabilities
Borrowings	19	34,645		31,542
Deferred tax liabilities	20	457,970		550,657
Other liabilities	21(i)	217,296		213,617
Provisions	22	36,438	746,349	63,257	859,073
Current liabilities
Borrowings	19	931,214		808,694
Current tax liabilities	16	102,405		101,197
Other liabilities	21(ii)	197,504		183,887
Provisions	23(ii)	32,330		22,756
Customer advances		56,707		39,668
Trade payables		750,739	2,070,899	556,834	1,713,036
Liabilities of disposal group classified as held for sale	28		-		18,094
Total liabilities			2,817,248		2,590,203
Total equity and liabilities			14,398,218		14,003,275

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

Income (loss) for the year	-	-	-	-	-	544,737	544,737	(8,348)	536,389
Currency translation adjustment	-	-	-	151,080	-	-	151,080	682	151,762
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,423)	-	(7,423)	126	(7,297)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	4,549	-	4,549	(24)	4,525
Share of other comprehensive income of non-consolidated companies	-	-	-	(9,548)	136	-	(9,412)	-	(9,412)
Other comprehensive income for the year	-	-	-	141,532	(2,738)	-	138,794	784	139,578
Total comprehensive income (loss) for the year	-	-	-	141,532	(2,738)	544,737	683,531	(7,564)	675,967
Acquisition and other changes in non-controlling interests	-	-	-	-	(4,743)	-	(4,743)	4,694	(49)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(24,000)	(508,020)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2017 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

(3) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the year	-	-	-	-	-	55,298	55,298	3,441	58,739
Currency translation adjustment	-	-	-	37,339	-	-	37,339	(152)	37,187
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,781)	-	(1,781)	(209)	(1,990)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(7,573)	-	(7,573)	25	(7,548)
Share of other comprehensive income of non-consolidated companies	-	-	-	3,473	(5,054)	-	(1,581)	-	(1,581)
Other comprehensive income (loss) for the year	-	-	-	40,812	(14,408)	-	26,404	(336)	26,068
Total comprehensive income for the year	-	-	-	40,812	(14,408)	55,298	81,702	3,105	84,807
Acquisition of non-controlling interests	-	-	-	-	2	-	2	(1,073)	(1,071)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(29,089)	(536,720)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the year	-	-	-	-	-	(80,162)	(80,162)	5,737	(74,425)
Currency translation adjustment	-	-	-	(255,569)	-	-	(255,569)	(691)	(256,260)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	10,213	-	10,213	(274)	9,939
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	12,484	-	12,484	417	12,901
Share of other comprehensive income of non-consolidated companies	-	-	-	(92,914)	(4,239)	-	(97,153)	-	(97,153)
Other comprehensive (loss) for the year	-	-	-	(348,483)	18,458	-	(330,025)	(548)	(330,573)
Total comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	(80,162)	(410,187)	5,189	(404,998)
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,727)	(1,068)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(2,950)	(534,192)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2016 and 2015 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2017	2016	2015
Cash flows from operating activities
Income (loss) for the year		536,389	58,739	(74,425)
Adjustments for:
Depreciation and amortization	10 & 11	608,640	662,412	658,778
Impairment charge	5	-	-	400,314
Income tax accruals less payments	27(ii)	(193,989)	(128,079)	(91,080)
Equity in (earnings) losses of non-consolidated companies	7	(116,140)	(71,533)	39,558
Interest accruals less payments, net	27(iii)	11,550	(2,567)	26,622
Changes in provisions		(17,245)	15,597	(20,678)
Income from the sale of Conduit business	28	(89,694)	-	-
Changes in working capital	27(i)	(855,282)	348,199	1,373,985
Currency translation adjustment and others		93,746	(19,203)	(98,070)
Net cash (used in) provided by operating activities		(22,025)	863,565	2,215,004

Cash flows from investing activities
Capital expenditures	10 & 11	(558,236)	(786,873)	(1,131,519)
Changes in advance to suppliers of property, plant and equipment		7,077	50,989	49,461
Proceeds from disposal of Conduit business	28	327,631	-	-
Investment in non-consolidated companies	12	-	(17,108)	(4,400)
Acquisition of subsidiaries	26	(10,418)	-	-
Investment in companies under cost method		(3,681)	-	-
Loan to non-consolidated companies	12 c	(7,056)	(42,394)	(22,322)
Proceeds from disposal of property, plant and equipment and intangible assets		5,443	23,609	10,090
Dividends received from non-consolidated companies	12	22,971	20,674	20,674
Changes in investments in securities		565,387	652,755	(695,566)
Net cash provided by (used in) investing activities		349,118	(98,348)	(1,773,582)

Cash flows from financing activities
Dividends paid	9	(484,020)	(507,631)	(531,242)
Dividends paid to non-controlling interest in subsidiaries		(24,000)	(29,089)	(2,950)
Acquisitions of non-controlling interests		(49)	(1,071)	(1,068)
Proceeds from borrowings		1,196,781	1,180,727	2,064,218
Repayments of borrowings		(1,090,129)	(1,295,560)	(2,063,992)
Net cash used in financing activities		(401,417)	(652,624)	(535,034)

(Decrease) increase in cash and cash equivalents		(74,324)	112,593	(93,612)
Movement in cash and cash equivalents
At the beginning of the year		398,580	286,198	416,445
Effect of exchange rate changes		5,834	(211)	(36,635)
(Decrease) increase in cash and cash equivalents		(74,324)	112,593	(93,612)
At December 31,	27(iv)	330,090	398,580	286,198

		At December 31,
Cash and cash equivalents		2017	2016	2015
Cash and bank deposits		330,221	399,900	286,547
Bank overdrafts	19	(131)	(1,320)	(349)
		330,090	398,580	286,198

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Cash and cash equivalents and other investments
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and other selling expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
V	Non-current assets held for sale and discontinued operations	24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III	FINANCIAL RISK MANAGEMENT	26	Acquisition of subsidiaries
		27	Cash flow disclosures
A	Financial Risk Factors	28	Net assets of disposal group classified as held for sale
B	Category of Financial Instruments and Classification Within the Fair Value Hierarchy	29	Related party transactions
C	Fair value estimation	30	Principal subsidiaries
D	Accounting for derivative financial instruments and hedging activities	31	Nationalization of Venezuelan subsidiaries
		32	Fees paid to the Company's principal accountant
		33	Subsequent event

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I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to these Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 21, 2018.

II. Accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and plan assets measured at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations, cash flows from discontinued operations and earnings per share are disclosed separately in Note 28, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards not yet adopted and relevant for Tenaris

IFRS 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. IFRS 9 includes new requirements on the classification and measurement of financial assets and liabilities, as well as a new impairment model based on expected credit losses rather than the incurred loss impairment model of IAS 39. It also introduces new rules for hedge accounting. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

The Company will apply the new rules retrospectively from 1 January 2018. Comparative amounts for previous years will not be restated.

The Company has reviewed its financial assets and liabilities and is expecting that the other investments categorized as held to maturity and carried at amortized cost will qualify for classification at fair value through other comprehensive income. Accordingly, Tenaris expects an increase in the valuation of its financial assets of approximately $3 million.

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A	Basis of presentation (Cont.)

(1)	New and amended standards not yet adopted and relevant for Tenaris (Cont.)

IFRS 9, “Financial instruments” (Cont.)

The new impairment model requires recognition of impairment provisions based on expected credit losses rather than on incurred credit losses. Based on the assessments undertaken, Tenaris expects a decrease of $ 6 million in the allowance for doubtful accounts.

The Company does not expect any significant impact related to the new hedge accounting rules.

IFRS 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018.

The Company has assessed the effects of applying the new standard and the main areas affected will be the accounting for sales of shipping services, free of charge services and rights of return.

The impact of the adoption as of January 1, 2018 on the aggregate of revenues, cost of sales and selling expenses is expected to be a decrease of $ 0.7 million net.

The Company intends to adopt this standard using the modified retrospective approach, meaning that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018 and that comparatives will not be restated.

IFRS 16, “Leases”

In January 2016, the IASB issued IFRS 16, "Leases". The new standard will result in almost all leases recognized on the balance sheet, as the distinction between operating and finance leases is removed. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019.

The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

These standards were endorsed by the EU.

Other accounting pronouncements that became effective during 2017 have no material effect on the Company’s financial condition or results of operations.

B	Group accounting

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

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B	Group accounting (Cont.)

(1)	Subsidiaries and transactions with non-controlling interests (Cont.)

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)	Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2017, Tenaris holds 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of eight members of Ternium’s Board of Directors (including Ternium’s chairman) are also members of the Company’s Board of Directors;
▪	Under the shareholders’ agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

At December 31, 2017, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.2% of the shares with voting rights and 3.08% of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) total share capital.

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B	Group accounting (Cont.)

(2)	Non-consolidated companies (Cont.)

The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. The rights of Ternium and its subsidiaries and Confab within the Ternium - Tenaris Group are governed under a separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, consequently, accounted it for under the equity method (as defined by IAS 28).

In April and May 2016 Tenaris’s subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million) and 11.5 million ordinary shares (BRL5.00 per share) for a total amount of BRL57.5 million (approximately $16.6 million). The preferred and ordinary shares were issued on June 3, 2016 and July 19, 2016, respectively. Consequently as of December 31, 2017 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas.

Tenaris carries its investment in Ternium and Usiminas under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. At December 31, 2017, 2016 and 2015, no impairment provisions were recorded on Tenaris’s investment in Ternium while in 2015, an impairment charge was recorded on Tenaris’s investment in Usiminas. See Note 7 and Note 12.

C	Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing differences, if any.

Tenaris presents its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

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D	Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised) “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate versus the U.S. dollar;
▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	Significant level of integration of the local operations within Tenaris’s international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

(2)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(3)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the year-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

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E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 “Property, Plant and Equipment”, did not materially affect depreciation expenses for 2017, 2016 and 2015.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

During 2017, the Company decided to redefine the subcategories within property, plant and equipment items, in order to better reflect the nature and intended use of the assets. Comparative figures were reclassified following the new subcategories.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

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F	Intangible assets (Cont.)

(2)	Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 “Intangible Assets”, did not materially affect amortization expenses for 2017, 2016 and 2015.

(3)	Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2017 and 2016, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2017, 2016 and 2015.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2017, 2016 and 2015 totaled $63.7 million, $68.6 million and $89.0 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

In 2015 the Company reviewed the useful life of Prudential’s customer relationships, related to Maverick acquisition, and decided to reduce the remaining amortization period from 5 years to 2 years, ending December 2017.

As of December 2017 the residual value of Maverick’s customer relationships amount to $193 million and the residual useful life is 3 years, while Hydril’s customer relationships is fully amortized.

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G	Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b)	then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

H	Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company has both the ability and the intention to hold to maturity have been categorized as held to maturity financial assets. They are carried at amortized cost and the results are recognized in Financial Results in the Consolidated Income Statement using the effective interest method. Held to maturity instruments with maturities greater than 12 months after the balance sheet date are included in the non-current assets.

All other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” because such investments are both (i) held for trading and (ii) designated as such upon initial recognition because they are managed and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

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I	Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. Allocation of fixed production costs is based on the normal level of production capacity. Supplies and raw material cost is mainly based on FIFO method while goods in progress and finished goods cost is mainly based on specific historical production costs for each production order. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Third parties goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

J	Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. In addition, trade accounts receivable overdue by more than 180 days and which are not covered by a credit collateral, guarantee, insurance or similar surety, are provisioned.

K	Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2017, 2016 and 2015 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25 (iii)).

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M	Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

N	Current and Deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

O	Employee benefits

(1)	Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(2)	Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

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O	Employee benefits (Cont.)

(2)	Post employment benefits (Cont.)

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2017 the outstanding liability for this plan amounts to $46.8 million.

▪	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2017 the outstanding liability for this plan amounts to $19.3 million.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2017 the outstanding liability for this plan amounts to $16.7 million.

▪	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, hired before a certain date. As of December 31, 2017 the outstanding liability for this plan amounts to $12.3 million.

(3)	Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19 “Employee Benefits”.

As of December 31, 2017 and 2016, the outstanding liability corresponding to the Program amounts to $79.2 million and $78.7 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2017 and 2016, is $94.8 million and $92.9 million, respectively.

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O	Employee benefits (Cont.)

(4)	Termination benefits

Terminations benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P	Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

This note should be read in conjunction with Note 25.

Q	Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortised cost. They are presented as current liabilities unless payment is not due within 12 months after the reporting period.

R	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’s products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

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R	Revenue recognition (Cont.)

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 3.3%, 2.8% and 3.0% as of December 31, 2017, 2016 and 2015, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:

▪	Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to $11 million, 0.21% of total sales). The revenue recognition of the contracts follows the IAS 11 ”Construction Contracts" guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).
▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.

S	Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T	Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

There are no dilutive potential ordinary shares.

U	Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Tenaris’s non derivative financial instruments are classified into the following categories:

▪	Financial instruments at fair value through profit and loss: comprise mainly Other Investments current, investments in certain financial debt instruments and time deposits held for trading expiring in less than ninety days from the measurement date (included within cash and cash equivalents).
▪	Loans and receivables: comprise cash and cash equivalents, trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.
▪	Available for sale assets: comprise the Company’s interest in the Venezuelan Companies (see Note 31).
▪	Held to maturity: comprise financial assets that the Company has both the ability and the intention to hold to maturity. They are measured at amortized cost using the effective interest method.
▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose that the Company sets to the financial instrument.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

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V	Non-current assets held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Consolidated Income Statement. See Note 28.

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)	Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.08 as of December 31, 2017 and 0.07 as of December 31, 2016. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)	Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 24 Derivative financial instruments).

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A. Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2017 and 2016:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2017	2016
Argentine Peso / U.S. Dollar	(64,482)	(60,204)
Euro / U.S. Dollar	(365,926)	(406,814)
U.S. Dollar / Brazilian Real	(183)	125,880

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2017 and 2016 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.6 million as of December 31, 2017 and 2016.

▪	Euro / U.S. dollar

As of December 31, 2017 and 2016, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $3.7 million and $4.1 million as of December 31, 2017 and 2016, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

▪	U.S. dollar / Brazilian Real

As of December 31, 2016 consisting primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries whose functional currency is the Brazilian real. A change of 1% in the BRL/USD exchange rate would generate a pre-tax gain / loss of $1.3 million in December 31, 2016 (including a gain / loss of $0.5 million in 2016 due to foreign exchange derivative contracts entered to preserve the U.S. dollar value of trade receivables and cash denominated in Brazilian Real), which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

Considering the balances held as of December 31, 2017 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $5.3 million (including a loss / gain of $6.7 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $3.4 million. For balances held as of December 31, 2016, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.6 million (including a loss / gain of $4.0 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $4.2 million.

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A. Financial Risk Factors (Cont.)

(iii)       Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2017		2016
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (*)	946,215	98%	820,600	98%
Variable rate	19,644	2%	19,636	2%
Total	965,859		840,236

(*) Out of the $946 Million fixed rate borrowings $913 Million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $8.0 million in 2017 and $8.8 million in 2016.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2017, 2016 and 2015.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2017 and 2016 trade receivables amount to $1,214.1 million and $954.7 million respectively. Trade receivables have guarantees under credit insurance of $190.7 million and $222.1 million, letter of credit and other bank guarantees of $42.2 million and $117.8 million, and other guarantees of $14.1 million and $15.6 million as of December 31, 2017 and 2016 respectively.

As of December 31, 2017 and 2016 past due trade receivables amounted to $230.9 million and $249.0 million, respectively. Out of those amounts $27.3 million and $83.1 million are guaranteed trade receivables while $78.4 million and $85.7 million are included in the allowance for doubtful accounts. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

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A. Financial Risk Factors (Cont.)

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 71% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2017, in comparison with approximately 82% as of December 31, 2016.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2017, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 11% of total assets at the end of 2017 compared to 16% at the end of 2016.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) Other Investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2017 and 2016, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2017 and 2016, U.S. dollar denominated liquid assets represented approximately 93% and 95% of total liquid financial assets respectively.

(vii)	Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

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B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2017 and 2016.

		Measurement Categories				At Fair Value
December 31, 2017	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	330,221	150,948	-	-	179,273	179,273	-	-
Cash at banks	150,948	150,948	-	-	-	-	-	-
Liquidity funds	66,033	-	-	-	66,033	66,033	-	-
Short – term investments	113,240	-	-	-	113,240	113,240	-	-
Other investments	1,192,306	-	220,838	-	971,468	459,476	511,992	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	437,406	-	-	-	437,406	9,943	427,463	-
Certificates of deposits	297,788	-	-	-	297,788	-	297,788	-
Commercial papers	9,943	-	-	-	9,943	9,943	-	-
Other notes	129,675	-	-	-	129,675	-	129,675	-
Bonds and other fixed income	754,800	-	220,838	-	533,962	449,533	84,429	-
U.S. government securities	130,477	-	-	-	130,477	130,477	-	-
Non - U.S. government securities	161,063	-	36,283	-	124,780	124,780	-	-
Corporates securities	378,831	-	184,555	-	194,276	194,276	-	-
Structured notes	68,044	-	-	-	68,044	-	68,044	-
Mortgage and asset-backed securities	16,385	-	-	-	16,385	-	16,385	-
Others	100	-	-	-	100	-	100	-
Other Investments Non- current	128,335	-	123,498	-	4,837	-	-	4,837
Bonds and other fixed income	123,498	-	123,498	-	-	-	-	-
Other investments	4,837	-	-	-	4,837	-	-	4,837
Trade receivables	1,214,060	1,214,060	-	-	-	-	-	-
Receivables C and NC	327,258	176,716	-	-	8,230	-	8,230	-
Foreign exchange derivatives contracts	8,230	-	-	-	8,230	-	8,230	-
Other receivables	176,716	176,716	-	-	-	-	-	-
Other receivables (non-financial)	142,314	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,541,724	344,336	21,572	1,163,808	638,749	520,222	26,409
Liabilities
Borrowings C and NC	965,859	965,859	-	-	-	-	-	-
Trade payables	750,739	750,739	-	-	-	-	-	-
Other liabilities	197,504	-	-	-	39,799	-	39,799	-
Foreign exchange derivatives contracts	39,799	-	-	-	39,799	-	39,799	-
Other liabilities (non-financial)	157,705	-	-	-	-	-	-	-
Total		1,716,598	-	-	39,799	-	39,799	-

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B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

		Measurement Categories				At Fair Value
December 31, 2016	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	399,737	92,730	-	-	307,007	307,007	-	-
Cash at banks	92,730	92,730	-	-	-	-	-	-
Liquidity funds	215,807	-	-	-	215,807	215,807	-	-
Short – term investments	91,200	-	-	-	91,200	91,200	-	-
Other investments Current	1,633,142	-	246,031	-	1,387,111	607,866	779,245	-
Fixed income (time-deposit, zero cupon bonds, commercial papers)	782,029	-	-	-	782,029	76,260	705,769	-
Non - U.S. sovereign bills	41,370	-	-	-	41,370	41,370	-	-
Certificates of deposits	525,068	-	-	-	525,068	-	525,068	-
Commercial papers	34,890	-	-	-	34,890	34,890	-	-
Other notes	180,701	-	-	-	180,701	-	180,701	-
Bonds and other fixed income	841,638	-	246,031	-	595,607	522,131	73,476	-
U.S. government securities	216,732	-	-	-	216,732	216,732	-	-
Non - U.S. government securities	88,805	-	32,644	-	56,161	56,161	-	-
Corporates securities	462,625	-	213,387	-	249,238	249,238	-	-
Mortgage and asset-backed securities	73,476	-	-	-	73,476	-	73,476	-
Fund investments	9,475	-	-	-	9,475	9,475	-	-
Other Investments Non- current	249,719	-	248,049	-	1,670	-	-	1,670
Bonds and other fixed income	248,049	-	248,049	-	-	-	-	-
Other investments	1,670	-	-	-	1,670	-	-	1,670
Trade receivables	954,685	954,685	-	-	-	-	-	-
Receivables C and NC	321,718	176,990	-	-	2,759	-	2,759	-
Foreign exchange derivatives contracts	2,759	-	-	-	2,759	-	2,759	-
Other receivables	176,990	176,990	-	-	-	-	-	-
Other receivables (non-financial)	141,969	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,224,405	494,080	21,572	1,698,547	914,873	782,004	23,242
Liabilities
Borrowings C and NC	840,236	840,236	-	-	-	-	-	-
Trade payables	556,834	556,834	-	-	-	-	-	-
Other liabilities	183,887	-	-	-	42,635	-	42,635	-
Foreign exchange derivatives contracts	42,635	-	-	-	42,635	-	42,635	-
Other liabilities (non-financial)	141,252	-	-	-	-	-	-	-
Total		1,397,070	-	-	42,635	-	42,635	-

(*) For further detail regarding Available for sale assets, see Note 31.

There were no transfers between Levels during the year

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 31).

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B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2017	2016
	Assets / Liabilities
At the beginning of the year	23,242	23,234
Acquisition	3,681	-
Decrease due to write down	(564)	-
Currency translation adjustment and others	50	8
At the end of the year	26,409	23,242

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris’s investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.9% and 100.8% of its carrying amount including interests accrued as of December 31, 2017 and 2016 respectively.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.4% of its carrying amount including interests accrued in 2017 as compared with 99.7% in 2016. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial Results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The full fair value of a hedging derivative is classified as a current or non-current asset or liability according to its expiry date.

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D. Accounting for derivative financial instruments and hedging activities (Cont.)

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2017 and 2016, the effective portion of designated cash flow hedges which is included in “Other Reserves” in equity amounts to $0.2 million debit and $4.7 million credit respectively (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within “Other Reserves” in equity are also shown in Note 24.

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IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in million US dollar)

Year ended December 31, 2017	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	4,966	323	5,289	12
Management view - operating income	115	48	163	3
Difference in cost of sales	164	1	165	(1)
Direct cost and others	115	-	115	(1)
Absorption	49	1	50	-
Differences in depreciation and amortization	(3)	-	(3)	-
Differences in selling, general and administrative expenses	14	(6)	8	-
Differences in other operating income (expenses), net	2	-	2	-
IFRS - operating income	292	43	335	2
Financial income (expense), net			(23)	-
Income before equity in earnings of non-consolidated companies and income tax			312	2
Equity in earnings of non-consolidated companies			116	-
Income before income tax			428	2
Capital expenditures	550	8	558	-
Depreciation and amortization	594	15	609	-

Year Ended December 31, 2016	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	4,015	278	4,294	235
Management view - operating income	19	19	38	62
Difference in cost of sales	(108)	(8)	(116)	4
Direct cost and others	(114)	(8)	(122)	4
Absorption	6	-	6	-
Differences in Depreciation and Amortization	28	-	28	-
Differences in Selling, general and administrative expenses	(5)	1	(4)	-
Differences in Other operating income (expenses), net	(5)	-	(5)	-
IFRS - operating (loss) income	(71)	12	(59)	66
Financial income (expense), net			22	-
(Loss) income before equity in earnings of non-consolidated companies and income tax			(37)	66
Equity in earnings of non-consolidated companies			71	-
Income before income tax			34	66
Capital expenditures	752	33	785	2
Depreciation and amortization	643	14	657	5

Year Ended December 31, 2015	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	6,444	459	6,903	198
Management view - operating income	686	27	713	39
Difference in cost of sales	(225)	-	(225)	(9)
Direct cost and others	(184)	-	(184)	(9)
Absorption	(41)	-	(41)	-
Differences in Depreciation and Amortization	(319)	1	(318)	-
Differences in Selling, general and administrative expenses	(4)	-	(4)	-
Differences in Other operating income (expenses), net	-	-	-	-
IFRS - operating income	138	28	166	30
Financial income (expense), net			15	-
Income before equity in earnings of non-consolidated companies and income tax			181	30
Equity in losses of non-consolidated companies			(40)	-
Income before income tax			141	30
Capital expenditures	1,089	41	1,130	1
Depreciation and amortization	638	15	653	5

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $53, $47 and $57 million in 2017, 2016 and 2015, respectively.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

101

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total continuing operations	Total discontinued operations
Year ended December 31, 2017
Net sales	2,451,357	1,142,142	545,777	937,439	211,789	-	5,288,504	11,899
Total assets	7,925,520	2,975,599	2,002,658	391,029	441,546	661,866	14,398,218	-
Trade receivables	582,204	234,877	214,944	135,524	46,511	-	1,214,060	-
Property, plant and equipment, net	3,914,229	1,190,145	878,788	102,481	143,500	-	6,229,143	-
Capital expenditures	430,143	58,949	57,285	7,562	4,153	-	558,092	145
Depreciation and amortization	354,091	126,273	93,900	12,094	22,282	-	608,640	-

Year ended December 31, 2016
Net sales	1,320,297	1,210,527	565,173	1,055,994	141,601	-	4,293,592	234,911
Total assets	7,467,842	2,803,848	1,925,784	593,649	482,132	578,603	13,851,858	151,417
Trade receivables	229,390	204,746	161,291	308,919	50,339	-	954,685	33,620
Property, plant and equipment, net	3,652,032	1,237,391	847,318	106,941	158,257	-	6,001,939	41,470
Capital expenditures	646,545	59,780	35,270	24,166	19,201	-	784,962	1,911
Depreciation and amortization	381,811	128,458	113,875	11,053	21,912	-	657,109	5,303

Year ended December 31, 2015
Net sales	2,668,724	2,132,221	728,815	1,096,688	276,675	-	6,903,123	197,630
Total assets	8,625,806	2,931,297	1,877,429	429,317	423,479	512,217	14,799,545	87,429
Trade receivables	339,499	396,834	181,084	137,278	52,494	-	1,107,189	27,940
Property, plant and equipment, net	3,207,661	1,269,995	907,466	86,181	155,299	-	5,626,602	45,656
Capital expenditures	822,396	168,140	82,344	36,867	20,566	-	1,130,313	1,206
Depreciation and amortization	385,189	125,754	112,742	9,912	19,716	-	653,313	5,465

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (31.8%); “South America” comprises principally Argentina (14.0%), Brazil and Colombia; “Europe” comprises principally Italy and Romania; “Middle East and Africa” comprises principally Kazakhstan, United Arab Emirates, Nigeria and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan and Thailand.

(*) Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2017, 2016 and 2015 (see Note 12 and 31).

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Inventories at the beginning of the year	1,563,889	1,843,467	2,779,869

Plus: Charges of the year
Raw materials, energy, consumables and other	2,794,503	1,528,532	1,934,209
Services and fees	244,035	199,210	298,470
Labor cost	778,408	658,975	947,997
Depreciation of property, plant and equipment	383,490	376,965	377,596
Amortization of intangible assets	18,621	27,244	24,100
Maintenance expenses	183,370	122,553	184,053
Allowance for obsolescence	(12,917)	32,765	68,669
Taxes	18,542	16,693	21,523
Other	88,823	89,575	92,059
	4,496,875	3,052,512	3,948,676
Less: Inventories at the end of the year (*)	(2,368,304)	(1,593,708)	(1,843,467)
From discontinued operations	(7,403)	(136,587)	(137,318)
	3,685,057	3,165,684	4,747,760

(*) Inventories as of December 31, 2016 include $ 29.8 million related to discontinued operations.

102

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Services and fees	132,301	123,653	158,541
Labor cost	443,338	441,355	579,360
Depreciation of property, plant and equipment	17,979	16,965	18,543
Amortization of intangible assets	188,550	241,238	238,539
Commissions, freight and other selling expenses	339,759	243,401	351,657
Provisions for contingencies	17,664	30,841	19,672
Allowances for doubtful accounts	(5,421)	(12,573)	36,788
Taxes	56,826	67,724	129,018
Other	81,061	76,563	92,157
	1,272,057	1,229,167	1,624,275
From discontinued operations	(2,041)	(32,238)	(30,678)
	1,270,016	1,196,929	1,593,597

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Wages, salaries and social security costs	1,144,341	988,794	1,327,968
Severance indemnities	34,497	73,741	176,950
Defined contribution plans	12,401	10,758	13,286
Pension benefits - defined benefit plans	15,066	10,563	14,813
Employee retention and long term incentive program	15,441	16,474	(5,660)
	1,221,746	1,100,330	1,527,357
From discontinued operations	(853)	(28,306)	(24,665)
	1,220,893	1,072,024	1,502,692

At year-end, the number of employees was 21,605 in 2017, 19,399 in 2016 and 21,741 in 2015.

The following table shows the geographical distribution of the employees:

Country	2017	2016	2015
Argentina	5,221	4,755	5,388
Mexico	5,139	4,968	5,101
Brazil	1,382	1,166	2,050
USA	1,953	1,636	2,190
Italy	2,088	1,979	2,030
Romania	1,870	1,631	1,624
Canada	919	473	546
Indonesia	506	509	532
Colombia	1,003	750	636
Japan	410	458	508
Other	1,114	1,074	1,136
	21,605	19,399	21,741
From discontinued operations	-	(323)	(292)
	21,605	19,076	21,449

103

5	Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Other operating income
Net income from other sales	4,395	16,275	7,480
Net rents	4,325	4,852	6,462
Other	1,796	-	661
	10,516	21,127	14,603

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,158	9,534	9,052
Provisions for legal claims and contingencies	-	10	1
Loss on fixed assets and material supplies disposed / scrapped	118	57	94
Impairment charge	-	-	400,314
Allowance for doubtful receivables	84	432	1,114
Other	-	1,378	-
	9,360	11,411	410,575
From discontinued operations	(1)	(248)	(1)
	9,359	11,163	410,574

Impairment charge

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five-year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris’s cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count), capital expenditure programs for Tenaris’s customers, and raw material costs.

Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2017, the main discount rates used were in a range between 9.4% and 11.2%.

- Growth rate: considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

- Oil and gas prices and customer’s capital expenditures: based on industry analysts’ reports and management’s expectations of market development respectively.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate or a decrease in growth rate used in the Company’s cash flow projections, a further deterioration of the business, competitive and economic factors, such as a decrease in oil and gas prices and the evolution of the rig count.

As of December 31, 2017, for those CGUs carrying goodwill, a reasonably possible change in key assumptions would not cause the carrying amount to exceed recoverable amount.

In 2015, as a result of the deterioration of business conditions, the Company recorded impairment charges on its welded pipe assets of $400.3 million. No impairment charge was recorded in 2016 or 2017.

104

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015

Interest Income	51,525	60,405	39,516
Net result on changes in FV of financial assets at FVTPL	(3,920)	5,799	(4,942)
Finance income	47,605	66,204	34,574
Finance cost	(27,072)	(22,329)	(23,058)
Net foreign exchange transactions results (*)	(48,955)	(2,146)	(13,301)
Foreign exchange derivatives contracts results (**)	(8,996)	(31,310)	30,468
Other	14,392	11,447	(14,473)
Other financial results	(43,559)	(22,009)	2,694
Net financial results	(23,026)	21,866	14,210
From discontinued operations	9	88	382
	(23,017)	21,954	14,592

During 2015 Tenaris has derecognized all its fixed income financial instruments categorized as available for sale.

(*)In 2017 and 2016 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

(**) In 2016 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments and of Cash and cash equivalent and Other investments denominated in U.S. dollar in subsidiaries which functional currency is the Brazilian real, partially offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

7	Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

From non-consolidated companies	116,140	71,533	(10,674)
Impairment loss on non-consolidated companies (see Note 12)	-	-	(28,884)
	116,140	71,533	(39,558)

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Current tax	184,016	174,410	164,562
Deferred tax	(100,432)	(132,969)	79,943
	83,584	41,441	244,505
From discontinued operations	(100,720)	(24,339)	(10,121)
	(17,136)	17,102	234,384

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Income before income tax	427,711	34,430	140,829

Tax calculated at the tax rate in each country (*)	6,456	(91,628)	(71,588)
Non taxable income / Non deductible expenses, net (*)	40,298	51,062	149,632
Changes in the tax rates	(62,968)	4,720	6,436
Effect of currency translation on tax base (**)	(922)	105,758	151,615
Accrual / Utilization of previously unrecognized tax losses (***)	-	(52,810)	(1,711)
Tax charge	(17,136)	17,102	234,384

105

8	Income tax (Cont.)

(*)	Include the effect of the impairment charges of approximately $400.3 million in 2015.

(**)	Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Mexico, Argentina and Colombia), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

(***)	It includes a deferred tax income of approximately $45 million booked in the last quarter of 2016 related to a capital loss. Amount was carried forward in line with US Regulation in force, and offset in 2017 Capital Gains.

Changes in the tax rates: On December 29, 2017 Argentina enacted amendments to several tax laws, including among others a reduction in the corporate income tax rate from 35% to 30% for fiscal years starting 1 January 2018 to 31 December 2019 and to 25% going forward. The impact booked in the Company income tax charge of the year was a gain of approximately $46 million of deferred tax income.

On December 22, 2017 the U.S. enacted significant changes to U.S. tax law. The reform is complex and considers significant changes to the U.S. corporate income tax system by, among others, reducing the Federal corporate income tax rate from 35% to 21%. The Company has made a reasonable estimate of the financial impacts of the reform. However, given its significant changes and complexities, and considering that more accurate information on the impact and the modalities of its application will be obtained in subsequent reporting periods, certain measurement adjustments could be needed.

The impact booked in the Company income tax charge of the year was a gain of approximately $15.2 million of deferred tax income.

Tax charge of the year has been affected by an extraordinary charge related to the settlement agreement with the Italian tax authorities (see Note 25).

9	Dividends distribution

On November 1, 2017, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid on November 22, 2017, with an ex-dividend date of November 20, 2017.

On May 3, 2017, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484.0 million

On May 4, 2016 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.2 million.

On May 6, 2015 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.2 million.

106

10	Property, plant and equipment, net

Year ended December 31, 2017	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	599,710	10,034,500	346,486	1,492,572	25,404	12,498,672
Translation differences	5,493	178,598	5,518	284	331	190,224
Additions	63	7,423	1,252	497,423	18,490	524,651
Disposals / Consumptions	(1,293)	(3,966)	(7,319)	(94)	(1,812)	(14,484)
Increase due to business combinations (*)	2,187	5,654	2,444	-	-	10,285
Transfers / Reclassifications	105,901	1,732,376	22,161	(1,823,106)	-	37,332
Values at the end of the year	712,061	11,954,585	370,542	167,079	42,413	13,246,680

Depreciation
Accumulated at the beginning of the year	89,274	6,125,552	281,907	-	-	6,496,733
Translation differences	1,204	114,675	4,959	-	-	120,838
Depreciation charge	9,406	368,850	23,213	-	-	401,469
Transfers / Reclassifications	1,699	7,575	(405)	-	-	8,869
Disposals / Consumptions	(386)	(3,781)	(6,205)	-	-	(10,372)
Accumulated at the end of the year	101,197	6,612,871	303,469	-	-	7,017,537
At December 31, 2017	610,864	5,341,714	67,073	167,079	42,413	6,229,143

Year ended December 31, 2016	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	609,190	9,683,181	340,835	1,219,369	18,330	11,870,905
Translation differences	2,601	6,737	2,445	2,644	53	14,480
Additions	639	1,384	784	750,038	4,650	757,495
Disposals / Consumptions	(2,296)	(26,073)	(10,751)	(4,850)	(2,494)	(46,464)
Transfer to assets held for sale	(34,849)	(61,380)	(1,103)	(1,407)	(177)	(98,916)
Transfers / Reclassifications	24,425	430,651	14,276	(473,222)	5,042	1,172
Values at the end of the year	599,710	10,034,500	346,486	1,492,572	25,404	12,498,672

Depreciation
Accumulated at the beginning of the year	88,270	5,844,657	265,487	-	231	6,198,645
Translation differences	508	(3,318)	1,831	-	(20)	(999)
Depreciation charge	9,621	359,516	24,260	-	533	393,930
Transfers / Reclassifications	(160)	(3,328)	-	-	(744)	(4,232)
Transfer to assets held for sale	(8,552)	(47,928)	(966)	-	-	(57,446)
Disposals / Consumptions	(413)	(24,047)	(8,705)	-	-	(33,165)
Accumulated at the end of the year	89,274	6,125,552	281,907	-	-	6,496,733
At December 31, 2016	510,436	3,908,948	64,579	1,492,572	25,404	6,001,939

Property, plant and equipment include capitalized interests for net amounts at December 31, 2017 and 2016 of $39.5 million and $25.4 million, respectively. The average capitalization interest rates applied were 1.97% during 2017 and 1.28% during 2016.

(*) Related to Garrett LLC acquisition, see Note 26.

107

11	Intangible assets, net

Year ended December 31, 2017	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	554,330	461,619	2,090,257	2,058,946	5,165,152
Translation differences	6,265	483	(184)	(87)	6,477
Additions	28,335	5,105	-	-	33,440
Transfers / Reclassifications	(28,371)	(92)	-	-	(28,463)
Increase due to business combinations (**)	133	-	-	-	133
Disposals	-	(1,152)	-	-	(1,152)
Values at the end of the year	560,692	465,963	2,090,073	2,058,859	5,175,587

Amortization
Accumulated at the beginning of the year	408,373	362,292	797,592	1,734,068	3,302,325
Translation differences	5,232	-	-	-	5,232
Amortization charge	65,249	10,546	-	131,376	207,171
Transfers / Reclassifications	92	(92)	-	-	-
Accumulated at the end of the year	478,946	372,746	797,592	1,865,444	3,514,728
At December 31, 2017	81,746	93,217	1,292,481	193,415	1,660,859

Year ended December 31, 2016	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	524,869	494,662	2,170,709	2,059,946	5,250,186
Translation differences	2,264	(29)	4,671	-	6,906
Additions	28,730	648	-	-	29,378
Transfers / Reclassifications	(546)	(222)	-	-	(768)
Transfer to assets held for sale	(836)	(32,600)	(85,123)	(1,000)	(119,559)
Disposals	(151)	(840)	-	-	(991)
Values at the end of the year	554,330	461,619	2,090,257	2,058,946	5,165,152

Amortization
Accumulated at the beginning of the year	335,532	364,412	836,939	1,569,851	3,106,734
Translation differences	1,325	-	-	-	1,325
Amortization charge	72,632	30,633	-	165,217	268,482
Transfers / Reclassifications	(245)	(153)	-	-	(398)
Transfer to assets held for sale	(718)	(32,600)	(39,347)	(1,000)	(73,665)
Disposals	(153)	-	-	-	(153)
Accumulated at the end of the year	408,373	362,292	797,592	1,734,068	3,302,325
At December 31, 2016	145,957	99,327	1,292,665	324,878	1,862,827

(*) Includes Proprietary Technology.

(**) Related to Garrett LLC acquisition.

The geographical allocation of goodwill for the year ended December 31, 2017 was $1,168.5 million for North America, $121.2 million for South America, $2.0 million for Europe and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2017, was as follows:

(All amounts in million US dollar)
As of December 31, 2017	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	-	-	-	225
Tamsa (Hydril and other)	-	346	19	-	365
Siderca (Hydril and other)	-	265	93	-	358
Hydril	-	309	-	-	309
Coiled Tubing	-	-	-	4	4
Confab	-	-	28	-	28
Other	-	-	3	-	3
Total	225	920	143	4	1,292

108

12	Investments in non-consolidated companies
	Year ended December 31,
	2017	2016

At the beginning of the year	557,031	490,645
Translation differences	(9,548)	3,473
Equity in earnings of non-consolidated companies	116,140	71,533
Dividends and distributions received (*)	(22,971)	(20,674)
Additions	-	17,108
Decrease / increase in equity reserves and others	(358)	(5,054)
At the end of the year	640,294	557,031

(*)Related to Ternium

The principal non-consolidated companies are:

		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2017	2016	2017	2016
a) Ternium (*)	Luxembourg	11.46%	11.46%	563,735	491,285
b) Usiminas (**)	Brazil	3.08%	3.08%	70,642	61,904
Others	-	-	-	5,917	3,842
				640,294	557,031

(*) Including treasury shares.

(**)At December 31, 2017 and 2016 the voting rights were 5.2%.

a) Ternium S.A.

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2017, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $31.59 per ADS, giving Tenaris’s ownership stake a market value of approximately $725.7 million. At December 31, 2017, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $563.7 million. See Section II.B.2.

The Company reviews periodically the recoverability of its investment in Ternium. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. The key assumptions used by the Company are based on external and internal sources of information, and on management’s judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Ternium for impairment was 11.5%

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2017	2016
Non-current assets	7,727,283	5,622,556
Current assets	4,395,283	2,700,314
Total assets	12,122,566	8,322,870
Non-current liabilities	3,442,521	1,324,785
Current liabilities	2,827,275	1,831,492
Total liabilities	6,269,796	3,156,277

Non-controlling interests	842,347	775,295

Revenues	9,700,296	7,223,975
Gross profit	2,297,271	1,839,585
Net income for the year attributable to owners of the parent	886,219	595,644
Total comprehensive income for the year, net of tax, attributable to owners of the parent	815,434	534,827

109

12	Investments in non-consolidated companies (Cont.)

b) Usiminas S.A.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of December 31, 2017 the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL10.83 ($3.27) and BRL9.1 ($2.75), respectively, giving Tenaris’s ownership stake a market value of approximately $123.0 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $70.6 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Usiminas financial restructuring process (that started in April 2016 with the capital increase) was completed by the end of August 2017. The completion of this process together with the increase in the share price since June 2016 and the improvement in business conditions may lead to an increase in the value of the investment in Usiminas in future periods.

During 2015 the Company recorded an impairment charge of $28.9 million.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2017	2016
Non-current assets	5,661,947	6,085,811
Current assets	2,193,096	1,970,015
Total assets	7,855,043	8,055,826
Non-current liabilities	2,344,042	2,856,883
Current liabilities	920,924	537,646
Total liabilities	3,264,966	3,394,529

Non-controlling interests	425,988	508,083

Revenues	3,367,937	2,442,596
Gross profit	513,712	150,999
Net income (loss) for the year attributable to owners of the parent	99,853	(166,153)

c) Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, power capacity of 900 megawatts. As of December 31, 2017, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2017, Tenaris’s exposure under these agreements amounted to $58.2 million and $3.9 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $720 million and has been used in the construction of the facility. The main covenants under the corporate guarantee are Tenaris’s commitment to maintain its participation in Techgen or the right to purchase at least 22% of Techgen’s firm energy, and compliance with a maximum permitted leverage ratio. As of December 31, 2017, the loan agreement had been fully disbursed and, as a result, the amount guaranteed by Tenaris was approximately $158.4 million. During 2017 the shareholders of Techgen made additional investments in Techgen, in form of subordinated loans, which in case of Tenaris amounted to $7 million. As of December 31, 2017, the aggregate outstanding principal amount under these loans was $93.2 million.

110

13	Receivables – non current
	Year ended December 31,
	2017	2016
Government entities	641	913
Employee advances and loans	5,891	7,202
Tax credits	29,404	32,769
Receivables from related parties	88,595	91,419
Legal deposits	13,568	13,876
Advances to suppliers and other advances	12,443	19,520
Others	33,428	32,217
	183,970	197,916
Allowances for doubtful accounts (see Note 22 (i))	(641)	(913)
	183,329	197,003
14	Inventories

	Year ended December 31,
	2017	2016
Finished goods	923,316	653,482
Goods in process	619,796	375,822
Raw materials	281,083	160,284
Supplies	486,002	451,777
Goods in transit	274,175	162,766
	2,584,372	1,804,131
Allowance for obsolescence (see Note 23 (i))	(216,068)	(240,242)
	2,368,304	1,563,889

15	Receivables and prepayments

	Year ended December 31,
	2017	2016
Prepaid expenses and other receivables	36,587	28,278
Government entities	2,085	3,052
Employee advances and loans	12,205	10,458
Advances to suppliers and other advances	25,205	16,088
Government tax refunds on exports	17,353	9,350
Receivables from related parties	28,397	24,742
Derivative financial instruments	8,230	2,759
Miscellaneous	20,122	36,320
	150,184	131,047
Allowance for other doubtful accounts (see Note 23 (i))	(6,255)	(6,332)
	143,929	124,715

16	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2017	2016
V.A.T. credits	76,714	61,552
Prepaid taxes	55,620	79,434
	132,334	140,986

	Year ended December 31,
Current tax liabilities	2017	2016
Income tax liabilities	35,210	55,841
V.A.T. liabilities	14,313	11,065
Other taxes	52,882	34,291
	102,405	101,197

111

17	Trade receivables
	Year ended December 31,
	2017	2016
Current accounts	1,240,769	1,026,026
Receivables from related parties	51,676	14,383
	1,292,445	1,040,409
Allowance for doubtful accounts (see Note 23 (i))	(78,385)	(85,724)
	1,214,060	954,685

The following table sets forth details of the aging of trade receivables:

			Past due
	Trade Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2017
Guaranteed	247,079	219,764	22,978	4,337
Not guaranteed	1,045,366	841,737	115,245	88,384
Guaranteed and not guaranteed	1,292,445	1,061,501	138,223	92,721
Allowance for doubtful accounts	(78,385)	-	-	(78,385)
Net Value	1,214,060	1,061,501	138,223	14,336

At December 31, 2016
Guaranteed	355,508	272,393	32,241	50,874
Not guaranteed	684,901	518,984	87,379	78,538
Guaranteed and not guaranteed	1,040,409	791,377	119,620	129,412
Allowance for doubtful accounts	(85,724)	(62)	(67)	(85,595)
Net Value	954,685	791,315	119,553	43,817

Trade receivables are mainly denominated in U.S. dollars.

18	Cash and cash equivalents and Other investments

	Year ended December 31,
	2017	2016
Cash and cash equivalents
Cash at banks	150,948	92,730
Liquidity funds	66,033	215,807
Short – term investments	113,240	91,200
	330,221	399,737
Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	437,406	782,029
Bonds and other fixed Income	754,800	841,638
Fund Investments	-	9,475
Others	100	-
	1,192,306	1,633,142
Other investments - Non-current
Bonds and other fixed Income	123,498	248,049
Others	4,837	1,670
	128,335	249,719

112

19	Borrowings

	Year ended December 31,
	2017	2016
Non-current
Bank borrowings	34,626	31,544
Finance lease liabilities	59	35
Costs of issue of debt	(40)	(37)
	34,645	31,542
Current
Bank borrowings	930,957	807,252
Bank overdrafts	131	1,320
Finance lease liabilities	138	130
Costs of issue of debt	(12)	(8)
	931,214	808,694
Total Borrowings	965,859	840,236

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2017
Financial lease	138	59	-	-	-	-	197
Other borrowings	931,076	4,876	4,484	4,978	20,248	-	965,662
Total borrowings	931,214	4,935	4,484	4,978	20,248	-	965,859

Interest to be accrued (*)	14,512	1,212	1,203	1,190	174	-	18,290
Total	945,726	6,147	5,687	6,168	20,422	-	984,149

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2016
Financial lease	130	35	-	-	-	-	165
Other borrowings	808,564	1,198	3,739	3,360	3,632	19,578	840,071
Total borrowings	808,694	1,233	3,739	3,360	3,632	19,578	840,236

Interest to be accrued (*)	6,461	1,172	1,161	1,142	1,116	237	11,289
Total	815,155	2,405	4,900	4,502	4,748	19,815	851,525

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2017	Tamsa	Bank loans	404	2018
2017	Siderca	Bank loans	311	2018
Dec-17	TuboCaribe	Bank loan	150	Dec-18

As of December 31, 2017, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2017 and 2016 (considering hedge accounting where applicable).

	2017	2016
Total borrowings	3.73%	1.97%

113

19	Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2017	2016
USD	Fixed	19,120	19,461
EUR	Fixed	13,828	10,701
Others	Variable	1,697	1,380
Total non-current borrowings		34,645	31,542

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2017	2016
USD	Variable	17,640	17,081
USD	Fixed	187,872	200,448
EUR	Variable	169	99
EUR	Fixed	839	841
MXN	Fixed	412,719	391,318
ARS	Fixed	311,829	197,637
ARS	Variable	-	1,041
Others	Variable	138	35
Others	Fixed	8	194
Total current borrowings		931,214	808,694

Borrowings evolution

	Year ended December 31, 2017
	Non current	Current
At the beginning of the year	31,542	808,694
Translation differences	1,649	(3,622)
Proceeds and repayments, net	1,510	105,142
Interests Accrued less payments	(19)	21,880
Reclassifications	(309)	309
Other Movements	272	-
Overdrafts variation	-	(1,189)
At the end of the year	34,645	931,214

114

20	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	263,056	36,891	514,713	814,660
Translation differences	2,243	(2)	21	2,262
Charged directly to other comprehensive income	-	-	(583)	(583)
Income statement credit (charge)	207,605	(1,955)	(186,544)	19,106
At December 31, 2017	472,904	34,934	327,607	835,445

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	299,139	42,516	549,557	891,212
Translation differences	(540)	-	44	(496)
Charged directly to other comprehensive income	-	-	(40)	(40)
Transfer to assets held for sale	(5,724)	-	-	(5,724)
Income statement charge	(29,819)	(5,625)	(34,848)	(70,292)
At December 31, 2016	263,056	36,891	514,713	814,660

(*) Includes the effect of currency translation on tax base (see Note 8).

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses (*)	Other	Total
At the beginning of the year	(33,276)	(94,176)	(199,326)	(81,838)	(408,616)
Translation differences	(223)	(972)	322	(606)	(1,479)
Charged directly to other comprehensive income	-	-	-	(778)	(778)
Income statement charge / (credit)	7,024	5,593	(155,940)	23,189	(120,134)
At December 31, 2017	(26,475)	(89,555)	(354,944)	(60,033)	(531,007)

(*) As of December 31, 2017, the net unrecognized deferred tax assets amount to $98.8 million.

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(32,425)	(107,378)	(99,394)	(102,396)	(341,593)
Translation differences	(3,123)	(1,347)	(2,741)	14	(7,197)
Transfer to assets held for sale	-	275	-	753	1,028
Charged directly to other comprehensive income	-	-	-	1,823	1,823
Income statement charge / (credit)	2,272	14,274	(97,191)	17,968	(62,677)
At December 31, 2016	(33,276)	(94,176)	(199,326)	(81,838)	(408,616)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2017	2016
Deferred tax assets to be recovered after 12 months	(405,416)	(226,431)
Deferred tax liabilities to be recovered after 12 months	808,108	761,039

115

20	Deferred income tax (Cont.)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2017	2016
Deferred tax assets	(153,532)	(144,613)
Deferred tax liabilities	457,970	550,657
	304,438	406,044

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2017	2016

At the beginning of the year	406,044	549,619
Translation differences	783	(7,693)
Charged directly to Other Comprehensive Income	(1,361)	1,783
Income statement credit	(101,028)	(132,969)
Transfer to assets held for sale	-	(4,696)
At the end of the year	304,438	406,044

21	Other liabilities

(i)	Other liabilities – Non-current
	Year ended December 31,
	2017	2016
Post-employment benefits	125,012	125,161
Other-long term benefits	68,244	66,714
Miscellaneous	24,040	21,742
	217,296	213,617

Post-employment benefits

▪	Unfunded

	Year ended December 31,
	2017	2016
Values at the beginning of the year	96,229	107,601
Translation differences	2,893	(2,204)
Current service cost	7,851	4,625
Interest cost	5,462	6,371
Curtailments and settlements	21	24
Remeasurements (*)	10,907	(4,501)
Benefits paid from the plan	(22,107)	(13,921)
Other	633	(1,766)
At the end of the year	101,889	96,229

(*) For 2017 a loss of $0.08 million is attributable to demographic assumptions and a loss of $10.6 million to financial assumptions. For 2016 a loss of $0.6 and a gain of $5.1 million is attributable to demographic and financial assumptions, respectively.

116

21	Other liabilities (Cont.)

(i)	Other liabilities – Non-current (Cont.)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2017	2016
Discount rate	1% - 7%	1% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2017, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $8.2 million and $7.2 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $4.0 million and $4.2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2017	2016
Present value of funded obligations	165,486	159,612
Fair value of plan assets	(145,692)	(132,913)
Liability (*)	19,794	26,699

(*) In 2017 and 2016, $3.3 million and $2.2 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2017	2016
At the beginning of the year	159,612	153,974
Translation differences	7,300	384
Current service cost	592	162
Interest cost	6,034	6,403
Remeasurements (*)	3,602	7,753
Benefits paid	(11,654)	(9,064)
At the end of the year	165,486	159,612

(*) For 2017 a gain of $0.4 million is attributable to demographic assumptions and a loss of $4.1 million to financial assumptions. For 2016 a gain of $0.9 and a loss of $8.7 million is attributable to demographic and financial assumptions, respectively.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2017	2016
At the beginning of the year	(132,913)	(128,321)
Translation differences	(6,802)	365
Return on plan assets	(5,849)	(7,022)
Remeasurements	(5,874)	(3,022)
Contributions paid to the plan	(6,230)	(4,374)
Benefits paid from the plan	11,654	9,064
Other	323	397
At the end of the year	(145,692)	(132,913)

117

21	Other liabilities (Cont.)

(i)	Other liabilities – Non-current (Cont.)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2017	2016
Equity instruments	53.4%	52.4%
Debt instruments	42.9%	43.9%
Others	3.7%	3.7%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2017	2016
Discount rate	4%	4%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2017, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $17.0 million and $20.9 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $2.2 million and $1.8 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2018 amount approximately to $3.5 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

(ii)	Other liabilities – current

	Year ended December 31,
	2017	2016
Payroll and social security payable	141,886	125,991
Liabilities with related parties	51	135
Derivative financial instruments	39,799	42,635
Miscellaneous	15,768	15,126
	197,504	183,887

118

22	Non-current allowances and provisions

Deducted from non-current receivables

	Year ended December 31,
	2017	2016

Values at the beginning of the year	(913)	(1,112)
Translation differences	106	199
Used	166	-
Values at the end of the year	(641)	(913)

Liabilities

	Year ended December 31,
	2017	2016
Values at the beginning of the year	63,257	61,421
Translation differences	366	3,296
Additional provisions	3,994	6,794
Reclassifications	(7,591)	(1,932)
Used	(23,588)	(6,322)
Values at the end of the year	36,438	63,257

23	Current allowances and provisions

(i)	Deducted from assets

Year ended December 31, 2017	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(85,724)	(6,332)	(240,242)
Translation differences	(345)	(220)	(3,575)
Reversals / (additional) allowances	5,421	(84)	12,917
Used	2,263	381	14,832
At December 31, 2017	(78,385)	(6,255)	(216,068)

Year ended December 31, 2016	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(101,480)	(7,082)	(229,200)
Translation differences	(841)	75	(2,715)
Reversals / (additional) allowances	12,573	(432)	(32,765)
Transfer to held for sale	20	-	896
Used	4,004	1,107	23,542
At December 31, 2016	(85,724)	(6,332)	(240,242)

(ii)	Liabilities

Year ended December 31, 2017	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	13,885	8,871	22,756
Translation differences	247	227	474
Additional provisions	4,238	9,432	13,670
Reclassifications	-	7,591	7,591
Used	(6,974)	(5,187)	(12,161)
At December 31, 2017	11,396	20,934	32,330

119

23	Current allowances and provisions (Cont.)

(ii)	Liabilities (Cont.)
Year ended December 31, 2016	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	6,290	2,705	8,995
Translation differences	189	(86)	103
Additional provisions	16,266	7,791	24,057
Reclassifications	(22)	1,954	1,932
Used	(8,838)	(3,493)	(12,331)
At December 31, 2016	13,885	8,871	22,756

24	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2017	2016
Foreign exchange derivatives contracts	8,230	2,759
Contracts with positive fair values	8,230	2,759

Foreign exchange derivatives contracts	(39,799)	(42,635)
Contracts with negative fair values	(39,799)	(42,635)
Total	(31,569)	(39,876)

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2017 and 2016, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2017	2016	2017	2016
MXN	USD	2018	(20,447)	(35,165)	(534)	9
USD	MXN	2018	490	694	-	(2,280)
EUR	USD	2018	5,660	(360)	1,881	-
USD	EUR	2018	(367)	(33)	-	(1,435)
JPY	USD	2018	(101)	(179)	-	73
USD	KWD	2018	(630)	(2,447)	(520)	(1,016)
USD	ARS	2018	22	(748)	-	-
ARS	USD	2018	(13,715)	318	(1,067)	(93)
USD	BRL	2018	(17)	(1,581)	-	-
USD	CAD	2018	(2,072)	(225)	-	-
Others			(392)	(150)	-	-
Total			(31,569)	(39,876)	(240)	(4,742)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-15	Movements 2016	Equity Reserve Dec-16	Movements 2017	Equity Reserve Dec-17
Foreign Exchange	2,783	(7,525)	(4,742)	4,502	(240)
Total Cash flow Hedge	2,783	(7,525)	(4,742)	4,502	(240)

Tenaris estimates that the cash flow hedge reserve at December 31, 2017 will be recycled to the Consolidated Income Statement during 2018.

120

25	Contingencies, commitments and restrictions on the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these consolidated financial statements (Notes 22 and 23) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings for the year ended December 31, 2017. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	Tax assessment in Italy

Dalmine S.p.A. (“Dalmine”), an Italian subsidiary of the Company, received on December 24, 2012, a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR298 million (approximately $357 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $11 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine’s defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine’s appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR226 million (approximately $271 million), including principal, interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee of EUR175 million (approximately $210 million), and appealed the January 2016 ruling with the second-instance tax court.

121

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Tax assessment in Italy (Cont.)

On December 21, 2017, Dalmine and the Italian tax authorities entered into a settlement agreement in connection with all withholding tax claims on 2007 and 2008 dividend payments. Under the settlement agreement, Dalmine paid to the Italian tax administration an aggregate amount of EUR42.9 million (approximately $51 million), net of EUR3.2 million (approximately $4 million) corresponding to the amount previously paid during the litigation proceeding. As a result of the settlement, during the year Tenaris recorded an additional charge to results, in excess of amounts already provisioned, of approximately $29 million.

In addition, the Italian tax authorities formally notified Dalmine that, based on applicable laws and regulations, any future distributions from Dalmine out of past or future profits will not be subject to Italian withholding tax.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact. Accordingly, the Court of Appeals must decide whether CSN’s appeal meets the requirements for submission to the Superior Court of Justice. If declared admissible, the Superior Court of Justice will also review admissibility, and, if also declared admissible, will then render a decision on the merits.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

122

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Veracel celulose accident litigation (Cont.)

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert’s report. In November 2017, the court appointed expert filed a second report reaffirming its opinion and stating that the opinion of Confab’s appointed expert was incorrect. The parties have a 90-day period to file their observations and/or opinions concerning the expert’s second report. Approximately 54% of the amounts claimed by Itaú and Veracel is attributable to alleged lost profits, and the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from loss profits. As of December 31, 2017, the estimated amount of Itaú’s claim was approximately BRL81.9 million (approximately $24.8 million), and the estimated amount of Veracel’s claim is approximately BRL52 million (approximately $15.7 million), for an aggregate amount BRL133.9 million ($40.5 million). The final result of this claim depends largely on the court’s evaluation of technical matters arising from the expert’s opinion and the objections presented by Confab.

▪	Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

▪	Petroamazonas penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $ 22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

▪	Contractor claim for additional costs

Tenaris Bay City Inc. (“Tenaris Bay City”), a U.S. subsidiary of the Company, has received claims from a contractor for alleged additional costs in the construction of a project located in the Bay City area for a total amount in excess of $77 million. On June 30, 2017, the contractor filed a demand for arbitration of these claims. An arbitral panel has been selected and a scheduling order issued. The parties are expected to submit statements of claim in February and March of 2018. Final trial hearing on this matter is scheduled for February 2019. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

123

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Investigation concerning currency exchange declarations.

Siderca S.A.I.C, an Argentine subsidiary of the Company (“Siderca”), and some of its directors, employees, former directors and employees are subject to an administrative criminal proceeding concerning alleged inaccurate information included in 15 currency exchange declarations related to the trading of foreign currency between August and October 2008 in connection with exports of goods for a total amount of $268 million. The case is now under consideration of a criminal court. Although theoretically this proceeding may give rise to the application of fines in an amount up to ten times the value of the involved operations, Tenaris believes that it has meritorious defenses and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

▪	Claim for differences on gas supply prices

On July 7, 2016, Siderca was notified of a claim initiated by an Argentine state-owned company for an amount of $25.4 million, allegedly owed as a result in differences in the price paid for gas supplied to Siderca during three months in 2013. Tenaris believes, based on the advice of counsel, that it has meritorious defenses against a substantial part of this claim, although Siderca may be required to pay part of the claimed amount.

▪	Tax assessment in Mexico

In August 2017, Tubos de Acero de México S.A (“Tamsa”) and Servicios Generales Tenaris Tamsa S.A (“Segeta”), two Mexican subsidiaries of the Company, were informed that the Mexican tax authorities had determined that the tax deductions associated with purchases of scrap made by the companies during 2013, amounting to MXN1,800 million (approximately $91.2 million) in the aggregate, failed to comply with applicable requirements and, accordingly, should be rejected. Tamsa and Segeta filed their respective responses and complaints against the determination, and provided additional information evidencing compliance with applicable requirements for the tax deductions that are being challenged. No final decision has yet been issued on this matter. Based on the opinion of legal counsel, Tenaris believes that it is unlikely that the ultimate resolution of this tax assessment will result in a material obligation.

(ii)	Commitments and other purchase orders

Set forth is a description of Tenaris’s material outstanding purchase commitments:

▪	A Tenaris company entered into a contract with the supplier Voest Alpine Grobblech Gmb to which it committed to purchase carbon steel for a total amount of approximately $137 million to use for manufacturing pipes related to the Zhor gas field project.

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca S.A.I.C., an Argentine subsidiary of Tenaris. As of December 31, 2017, the aggregate commitment to take or pay the committed volumes for a 10-year term totalled approximately $77.5 million.

▪	A Tenaris company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2017, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $43.9 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of December 31, 2017, the aggregate commitment to take or pay the committed volumes totalled approximately $78.3 million.

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

124

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(iii)	Restrictions to the distribution of profits and payment of dividends

As of December 31, 2017, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2017	16,956,761
Total equity in accordance with Luxembourg law	18,865,085

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2017, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2017, distributable amount under Luxembourg law totals $17.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,013
Other income and expenses for the year ended December 31, 2017	(52,232)
Dividends approved	(484,020)
Retained earnings at December 31, 2017 under Luxembourg law	16,956,761
Share premium	609,733
Distributable amount at December 31, 2017 under Luxembourg law	17,566,494

26	Acquisition of subsidiaries

In September 2017, Tenaris acquired 100% of Garrett (a pipe services and trucking business) through the payment of a price of $10.4 million.

If the acquisition had occurred on January 1, 2017, Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

27	Cash flow disclosures

		Year ended December 31,
(i)	Changes in working capital	2017	2016	2015
	Inventories	(804,415)	244,720	936,402
	Receivables and prepayments and Current tax assets	(6,662)	70,874	60,009
	Trade receivables	(259,375)	146,824	828,265
	Other liabilities	4,226	(79,046)	(123,904)
	Customer advances	17,039	(95,112)	1,171
	Trade payables	193,905	59,939	(327,958)
		(855,282)	348,199	1,373,985
(ii)	Income tax accruals less payments
	Tax accrued	(17,136)	41,441	244,505
	Taxes paid	(176,853)	(169,520)	(335,585)
		(193,989)	(128,079)	(91,080)
(iii)	Interest accruals less payments, net
	Interest accrued	(20,534)	(43,872)	(11,517)
	Interest received	50,001	60,163	56,835
	Interest paid	(17,917)	(18,858)	(18,696)
		11,550	(2,567)	26,622
(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	330,221	399,900	286,547
	Bank overdrafts	(131)	(1,320)	(349)
		330,090	398,580	286,198

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28	Net assets of disposal group classified as held for sale

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on January 19, 2017, with effect from January 20, 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

	Year ended December 31,
	2017	2016
Income from discontinued operations	1,848	41,411
After tax gain on the sale of Conduit	89,694	-
Net Income for discontinued operations	91,542	41,411

Details of Conduit sale

Cash received	331,295
Transaction and other costs	(3,663)
Carrying amount of net assets sold	(137,814)
Gain on sale before income tax	189,817
Income tax expense on gain	(100,123)
Gain on sale after income tax	89,694

The financial performances presented are relative to the 19 days of January 2017 and for the years ended December 31, 2016 and 2015.

Analysis of the result of discontinued operations:

(all amounts in thousands of US dollars, unless otherwise stated)	2017	2016	2015
Net sales	11,899	234,911	197,630
Cost of sales	(7,403)	(136,587)	(137,318)
Gross profit	4,496	98,324	60,312
Selling, general and administrative expenses	(2,041)	(32,238)	(30,678)
Other operating income & expenses	(1)	(248)	(1)
Operating income	2,454	65,838	29,633
Finance Income (expenses), net	(9)	(88)	(382)
Income before income tax	2,445	65,750	29,251
Income tax	(597)	(24,339)	(10,121)
Net income	1,848	41,411	19,130

Earnings per share attributable to discontinued operations:
Weighted average number of ordinary shares (thousands)	1,180,537	1,180,537	1,180,537
Discontinued operations:
Basic and diluted earnings per share (U.S. dollars per share)	0.00	0.04	0.02
Basic and diluted earnings per ADS (U.S. dollars per ADS)	0.00	0.07	0.03

Summarized cash flow information is as follows:

	2017	2016	2015
Cash at the beginning	18,820	15,343	13,848
Cash at the end	206	18,820	15,343
(Decrease) Increase in cash	(18,614)	3,477	1,495

(Used in) provided by operating activities	(3,046)	24,535	42,701
Provided by (used in) investing activities	32	(1,058)	(1,206)
Used in financing activities	(15,600)	(20,000)	(40,000)

These amounts were estimated only for disclosure purposes, as cash flows from discontinued operations were not managed separately from other cash flows.

The following table shows the current and non-current assets and liabilities of disposal group as at 31 December 2016, and the carrying amounts of assets and liabilities as at the date of sale.

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28       Net assets of disposal group classified as held for sale (Cont.)

Current and non-current assets and liabilities of disposal group

ASSETS	At January 19, 2017		At December 31, 2016
Non-current assets
Property, plant and equipment, net	41,438		41,470
Intangible assets, net (*)	45,894	87,332	45,894	87,364
Current assets
Inventories, net	29,349		29,819
Receivables and prepayments, net	1,157		451
Trade receivables, net	38,620		33,620
Cash and cash equivalents	206	69,332	163	64,053
Total assets of disposal group classified as held for sale		156,664		151,417
LIABILITIES
Non-current liabilities
Deferred tax liabilities	5,294		4,696
Other liabilities	-	5,294	680	5,376
Current liabilities
Current tax liabilities	65		4,100
Other liabilities	2,913		1,668
Trade payables	10,578	13,556	6,950	12,718
Total liabilities of disposal group classified as held for sale		18,850		18,094

(*) Includes $45.8 million of goodwill

29	Related party transactions

As of December 31, 2017:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	32,362	21,174	24,019
Sales of goods to other related parties	94,624	32,613	87,663
Sales of services to non-consolidated parties	11,637	9,542	10,154
Sales of services to other related parties	3,751	2,948	4,010
	142,374	66,277	125,846
(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	234,361	67,048	260,280
Purchases of goods to other related parties	17,711	20,150	35,153
Purchases of services to non-consolidated parties	12,077	11,528	16,153
Purchases of services to other related parties	50,794	53,530	78,805
	314,943	152,256	390,391

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29	Related party transactions (Cont.)

(all amounts in thousands of U.S. dollars)	At December 31,
	2017	2016
(ii) Period-end balances
(a) Arising from sales / purchases of goods / services
Receivables from non-consolidated parties	117,853	117,187
Receivables from other related parties	50,815	13,357
Payables to non-consolidated parties	(49,354)	(21,314)
Payables to other related parties	(14,475)	(12,708)
	104,839	96,522

Directors’ and senior management compensation

During the years ended December 31, 2017, 2016 and 2015, the cash compensation of Directors and Senior managers amounted to $45.8 million, $38.6 million and $28.8 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the vesting of pre-existing retirement plans. In addition, Directors and Senior managers received 484, 500 and 540 thousand units for a total amount of $4.7 million, $4.8 million and $5.4 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O Employee benefits –Other long term benefits.

30	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2017.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2017	2016	2015
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	77%	77%
PRUDENTIAL STEEL LTD.	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries	Switzerland	Holding company	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2017, 2016 and 2015.

(b) Tenaris holds 97,5% of Tenaris Supply Chain S.A, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited.

128

31	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary, Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum. As of December 31, 2017, post-award interest amounted to $31.9 million.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela’s request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules, and the ad hoc committee that will hear Venezuela’s request was constituted on December 27, 2016. On March 24, 2017, the ad hoc committee rendered its decision to lift the stay of enforcement of the award. The ad hoc committee has not reserved its right to reopen that decision and no appeal against such decision is provided under ICSID’s Arbitration Rules.

The parties exchanged two rounds of written submissions on Venezuela’s request for annulment. Following the resignation of one of the ad hoc committee members, the committee was reconstituted on November 3, 2017, and the final hearing on Venezuela’s annulment request was rescheduled for March 22-23, 2018. Following the hearing, the ad hoc committee will deliberate and issue a decision on Venezuela’s annulment application. While there is no deadline by which the ad hoc committee must render its decision, it is presently expected that the ad hoc committee will render a decision between June and September 2018.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2017 amounted to $88 million.

On April 11, 2017, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. Venezuela’s annulment request was registered on April 14, 2017. The ad hoc committee that will hear Venezuela’s request was constituted on October 17, 2017. On October 19, 2017, Tenaris and Talta filed an opposition to Venezuela’s request to continue the stay of enforcement of the award, which was followed by the exchange of additional written submissions between the parties. The ad hoc committee has extended the provisional stay of enforcement of the award until it rules on Venezuela’s request. A hearing on Venezuela’s request to continue the stay of enforcement of the award was held on February 1, 2018, and will be followed by a decision from the ad hoc committee. The final hearing for Venezuela’s annulment request is scheduled for August 27-28, 2018. Following the hearing, the ad hoc committee will deliberate and issue a decision on Venezuela’s annulment application. While there is no deadline by which the ad hoc committee must render its decision, it is presently expected that the ad hoc committee will render a decision between November 2018 and February 2019.

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31	Nationalization of Venezuelan Subsidiaries (Cont.)

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfil the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2017, for a total amount of approximately $27 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

32	Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015
Audit fees	3,995	3,588	4,372
Audit-related fees	88	64	78
Tax fees	23	14	25
All other fees	30	3	15
Total	4,136	3,669	4,490

33	Subsequent event

Agreement regarding governance of Usiminas

On February 8, 2018, the Company’s affiliate Ternium announced that its subsidiary Ternium Investments S.à r.l. had entered into a binding and immediately effective agreement (the “Agreement”) with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), establishing certain new governance rules for Usiminas as well as certain undertakings for the settlement of legal disputes. The new governance rules for Usiminas include, among others, an alternation mechanism for the nomination of each of the CEO and the Chairman of the Usiminas board of directors, as well as a new mechanism for the nomination of other members of Usiminas’ executive board. In addition, the Agreement incorporates an exit mechanism.

Under the Agreement, the right to nominate the CEO and the Chairman will alternate between Ternium and NSSMC at a 4-year interval, comprising two consecutive 2-year terms. For the initial four years, Ternium will be entitled to nominate the CEO and NSSMC will be entitled to nominate the Chairman. Initially, Ternium and NSSMC intend to nominate Sergio Leite as Usiminas’ CEO and Ruy Hirschheimer as Usiminas’ Chairman of the Board, respectively. The executive board will be composed of six members, including the CEO and five Vice-Presidents, with Ternium and NSSMC nominating three members each. The Agreement includes an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the existing Usiminas shareholders' agreement after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such buy-and-sell procedure would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other party.

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33	Subsequent event (Cont.)

Agreement regarding governance of Usiminas (Cont.)

The Company’s subsidiary Confab Industrial, together with Ternium Investments S.à r.l. and its subsidiaries Siderar S.A.I.C. and Prosid Investments, is a party to the T/T Group within the Usiminas controlling group. Pursuant to the Agreement, the T/T Group members, including Confab, will use their reasonable best efforts to negotiate and execute an amended and restated Usiminas’ shareholders’ agreement together with the other minority shareholders of the control group, Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A., having the same termination date as the existing Usiminas shareholders’ agreement. If any non-affiliated controlling group shareholder for any reason does not enter into the new shareholders agreement on or before April 10, 2018, the T/T Group members, including Confab, will enter into a separate Usiminas’ shareholders’ agreement only among themselves and their affiliates that are shareholders of Usiminas, which will operate as an upper-level agreement in respect of the existing shareholders agreement and will more fully reflect and implement the new governance rules as between them and their affiliates.

Annual Dividend Proposal

On February 21, 2018 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 2, 2018, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 22, 2017. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 23, 2018, with an ex-dividend date of May 21, 2018. These Consolidated Financial Statements do not reflect this dividend payable.

/s/ Edgardo Carlos

Chief Financial Officer

Edgardo Carlos

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Annual Accounts (Luxembourg GAAP)

As at December 31, 2017

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Audit report

To the Shareholders of
Tenaris S.A.

Report on the audit of the annual accounts

Our opinion

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of Tenaris S.A. (the "Company") as at 31 December 2017, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

Our opinion is consistent with our additional report to the Audit Committee of the Company's Board of Directors (the "Audit Committee").

What we have audited

The Company's annual accounts comprise:

- the balance sheet as at 31 December 2017;
- the profit and loss account for the year then ended; and
- the notes to the annual accounts, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the EU Regulation No 537/2014, the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as issued by the International Auditing and Assurance Standards Board (IAASB) and as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier" (CSSF). Our responsibilities under those Regulation, Law and standards are further described in the "Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the annual accounts" section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Company in accordance with the International Ethics Standards Board for Accountants' Code of Ethics for Professional Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements.

To the best of our knowledge and belief, we declare that we have not provided non-audit services that are prohibited under Article 5(1) of Regulation (EU) No 537/2014.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F: +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B65 477 - TVA LU25482518

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The non-audit services that we have provided to the Company, for the year ended 31 December 2017, all of which have been pre-approved by the Audit Committee, are disclosed in Note 9 to the annual accounts.

The non-audit services rendered by PwC Network firms to Tenaris S.A. and its controlled undertakings for the year then ended, all of which have been pre-approved by the Audit Committee, are disclosed in Note 32 to the Company's consolidated financial statements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current period, and include the most significant assessed risks of material misstatement (whether or not due to fraud). These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the Key audit matter
Recoverability of investment in subsidiary - Tenaris Investments S.à r.l.	
Note 3 to the annual accounts indicates that as of 31 December 2017, Tenaris S.A. holds a 100% interest in the unlisted company Tenaris Investments S.à r.l. This investment represents 99.99% of the total assets of the Company. The carrying value of the investment amounts to 18,901 million USD.	Our audit approach included assessing the recoverability of Tenaris Investments S.à r.l by comparing its carrying value with its net assets as obtained from Tenaris Investments S.à r.l. audited annual accounts.
We focused our audit on the recoverability of this investment given its financial significance over the total assets.	

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the Annual Report, including the management report and the Corporate Governance Statement, but does not include the annual accounts and our audit report thereon.

Our opinion on the annual accounts does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the annual accounts, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the annual accounts or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

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Responsibilities of the Board of Directors and those charged with governance for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the annual accounts

The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the EU Regulation No 537/2014, the Law of 23 July 2016 and with ISAs as issued by the IAASB and as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with the EU Regulation No 537/2014, the Law of 23 July 2016 and with ISAs as issued by the IAASB and as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

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- conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company to cease to continue as a going concern;

- evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters. We describe these matters in our audit report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

The management report is consistent with the annual accounts and has been prepared in accordance with applicable legal requirements.

The Corporate Governance Statement is included in the management report. The information required by Article 68ter Paragraph (1) Letters c) and d) of the Law of 19 December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended, is consistent with the annual accounts and has been prepared in accordance with applicable legal requirements.

We have been appointed as "Réviseur d'Entreprises Agréé" of the Company by the General Meeting of the Shareholders on 3 May 2017 and the duration of our uninterrupted engagement, including previous renewals and reappointments, is 16 years.

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137

Tenaris S.A.

Balance Sheet as at December 31, 2017

(expressed in United States Dollars)

			2017	2016
		Note(s)	USD	USD
	ASSETS
C.	Fixed assets
III.	Financial assets
1.	Shares in affiliated undertakings	3	18,901,294,713	19,416,584,381
			18,901,294,713	19,416,584,381
D.	Current assets
II.	Debtors
2.	Amounts owed by affiliated undertakings
	a) becoming due and payable within one year		-	1,431
4.	Other debtors
	a) becoming due and payable within one year		50,317	186,161
IV.	Cash at bank and in hand		2,604,919	4,459,865
			2,655,236	4,647,457
	Total assets		18,903,949,949	19,421,231,838

	CAPITAL, RESERVES AND LIABILITIES
A.	Capital and reserves
I.	Subscribed capital	4	1,180,536,830	1,180,536,830
II.	Share premium account	4	609,732,757	609,732,757
IV.	Reserves
1.	Legal reserve	4&5	118,053,683	118,053,683
V.	Profit brought forward		17,162,462,624	17,670,043,441
VI.	Loss for the financial year		(52,231,813)	(23,560,717)
VII.	Interim dividends	4&7	(153,469,788)	(153,469,788)
			18,865,084,293	19,401,336,206
C.	Creditors
6.	Amounts owed to affiliated undertakings
	a) becoming due and payable within one year	8	12,994,846	4,386,749
	b) becoming due and payable after more than one year	8	13,055,356	9,427,992
8.	Other creditors
	c) Other creditors
	i) becoming due and payable within one year		12,815,454	6,080,891
			38,865,656	19,895,632
	Total capital, reserves and liabilities		18,903,949,949	19,421,231,838

The accompanying notes are an integral part of these annual accounts

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Tenaris S.A.

Profit and loss account for the year ended December 31, 2017

(expressed in United States Dollars)

			2017	2016
		Note	USD	USD

8.	Other operating expenses	9	(50,919,271)	(22,604,137)
11.	Other interest receivable and similar income
	a) derived from affiliated undertakings		1,584	251,660
	b) other interest and similar income		200,596	-
14.	Interest payable and similar expenses
	a) concerning affiliated undertakings		(1,294,907)	(1,123,858)
	b) other interest and similar expenses		(212,265)	(77,552)
16.	Loss after taxation		(52,224,263)	(23,553,887)
17.	Other taxes not shown under items 1 to 16	10	(7,550)	(6,830)
18.	Loss for the period		(52,231,813)	(23,560,717)

The accompanying notes are an integral part of these annual accounts

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Tenaris S.A.
Notes to the audited annual accounts

Note 1 – General information

Tenaris S.A. (the “Company” or “Tenaris”) was established on December 17, 2001 under the name of Tenaris Holding S.A. as a public limited liability company under Luxembourg’s 1929 holding company regime (société anonyme holding). On June 26, 2002, the Company changed its name to Tenaris S.A. On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme).

Tenaris’s object is to invest mainly in companies that manufacture and market steel tubes and other related businesses.

The financial year starts on January 1 and ends on December 31 of each year.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. The consolidated financial statements are available at the registered office of the Company, 29, Avenue de la Porte-Neuve –L-2227– 3rd Floor, Luxembourg.

Note 2 – Summary of significant accounting policies

2.1       Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of 19 December 2002, determined and applied by the Board of Directors.

The preparation of these annual accounts requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of income and charges during the reporting years. Actual results may differ from these estimates.

2.2       Foreign currency translation

Current and non-current assets and liabilities denominated in currencies other than the United States Dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. Non-current assets remain at the exchange rate on the day of incorporation. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

2.3        Financial assets

Shares in affiliated undertakings are stated at purchase price, adding to the price paid the expenses incidental thereto.

Whenever necessary, the Company conducts impairment tests on its financial assets in accordance with Luxembourg regulations.

In case of other than a temporary decline in respect of the financial assets value, its carrying value will be reduced to recognize this decline. If there is a change in the reasons for which the value adjustments were made, these adjustments could be reversed, if appropriate.

2.4        Debtors

Debtors are valued at their nominal value. They are subject to value adjustments where their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

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Tenaris S.A.
Notes to the audited annual accounts

Note 2 – Summary of significant accounting policies (Cont.)

2.5        Cash at bank and in hand

Cash at bank and in hand mainly comprise cash at bank and liquidity funds. Assets recorded in cash at bank and cash in hand are carried at fair market value or at historical cost which approximates fair market value.

2.6        Creditors

Creditors are stated at nominal value.

Note 3 – Financial assets

Shares in affiliated undertakings

Tenaris holds 100% of the shares of Tenaris Investments S.à r.l. (“Tenaris Investments”) with registered office in Luxembourg and holds, indirectly through this wholly-owned subsidiary, 100% of the shares of Confab Industrial S.A., Inversiones Lucerna Limitada, Maverick Tube Corporation, Siderca S.A.I.C., Talta - Trading e Marketing, Sociedade Unipessoal Lda., Tenaris Investments Switzerland AG, Tenaris Solutions AG in Liquidation, Tubos de Acero de México S.A., Algoma Tubes Inc., Siderca International ApS, Socobras Participações Ltda., S.C. Silcotub S.A. and Tenaris Connections BV, 50% of the shares of Exiros B.V and 11.5% of the shares of Ternium S.A.

Movements during the financial year are as follows:

USD
Gross book value - opening balance	22,355,875,725
Decreases for the financial year (a)	(515,289,668)
Gross book value - closing balance	21,840,586,057

Accumulated value adjustments - opening balance	(2,939,291,344)
Allocations for the financial year	-
Accumulated value adjustments - closing balance	(2,939,291,344)

Net book value - closing balance	18,901,294,713
Net book value - opening balance	19,416,584,381

(a) On December 7, 2010, Tenaris entered into a master credit agreement with Tenaris Investments pursuant to which, upon request from Tenaris, Tenaris Investments may, but shall not be required to, from time to time make loans to Tenaris. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Tenaris Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of reductions in the capital of Tenaris Investments made during the financial year ended December 31, 2017, in connection with cancellations of loans to Tenaris, the value of the participation of Tenaris in Tenaris Investments decreased by USD 515.3 million.

As of December 31, 2017 Tenaris Investments reported an equity of USD 20.2 billion and a profit for the financial year of USD 0.5 billion.

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Tenaris S.A.
Notes to the audited annual accounts

Note 4 – Capital and reserves

Item	Subscribed capital	Share premium	Legal reserve	Retained earnings	Interim dividend	Capital and reserves
	USD
Balance at the beginning of the financial year	1,180,536,830	609,732,757	118,053,683	17,646,482,724	(153,469,788)	19,401,336,206
Loss for the financial year	-	-	-	(52,231,813)	-	(52,231,813)
Dividend paid (1)	-	-	-	(484,020,100)	153,469,788	(330,550,312)
Interim Dividend (2)	-	-	-	-	(153,469,788)	(153,469,788)
Balance at the end of the financial year	1,180,536,830	609,732,757	118,053,683	17,110,230,811	(153,469,788)	18,865,084,293

(1)                   As approved by the ordinary shareholders’ meeting held on May 3, 2017.

(2)                   As approved by the board of directors’ meeting held on November 1, 2017.

The authorized capital of the Company amounts to USD 2.5 billion. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2017 was 1,180,536,830 shares with a par value of USD 1 per share.

The board of directors is authorized until June 5, 2020, to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 5 – Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued share capital. The Company’s reserve has already reached this 10%. If the legal reserve later falls below the 10% threshold, at least 5% of net profits must be allocated again toward the reserve. The legal reserve is not available for distribution to the shareholders.

Note 6 – Distributable amounts

Dividends may be paid by Tenaris upon the ordinary shareholders’ meeting approval to the extent distributable retained earnings exist.

At December 31, 2017, profit brought forward after deduction of the loss and the interim dividend for the financial year of Tenaris under Luxembourg law totaled approximately USD 17.0 billion.

The share premium amounting to USD 0.6 billion can also be reimbursed.

Note 7 – Interim dividend paid

In November 2017, the Company paid an interim dividend of USD 153.5 million based on the board of directors’ decision of November 1, 2017 and in compliance with the conditions set out in the “Amended law of August 10, 1915 on commercial companies” regarding the payment of interim dividends.

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Tenaris S.A.
Notes to the audited annual accounts

Note 8 – Balances with affiliated undertakings

	Within a year	After more than one year and within five years	After more than five years	Total at December 31, 2017	Total at December 31, 2016
	USD	USD	USD	USD	USD
Creditors becoming due and payable

Siderca Sociedad Anónima Industrial y Comercial	1,659,010	5,106,112	3,358,968	10,124,090	8,978,877
Tenaris Investments S.à r.l.	7,505,239	-	-	7,505,239	-
Tenaris Solutions Uruguay S.A.	835,711	-	2,786,621	3,622,332	578,397
Maverick Tube Corporation	1,825,058	-	1,364,796	3,189,854	1,738,543
Tubos de Acero de México, S.A.	425,576	157,511	281,348	864,435	552,157
Dalmine S.p.A.	734,576	-	-	734,576	1,284,868
Confab Industrial S.A.	-	-	-	-	680,580
Others	9,676	-	-	9,676	1,319
Total	12,994,846	5,263,623	7,791,733	26,050,202	13,814,741

Note 9 – Other operating charges

	2017	2016
	USD	USD
Services and fees (*) (**)	48,795,557	20,921,590
Board of directors' accrued fees	1,295,833	968,333
Others	827,881	714,214
	50,919,271	22,604,137

(*) Includes compensations of senior management (USD 36.9 million in 2017 versus USD 19.2 million in 2016), and other services and fees (USD 11.9 million in 2017 versus USD 1.7 million in 2016).

(**) In addition to the audit fees, during the financial year the Company received from the statutory auditor audit-related services for a total amount of USD 20 thousand. No tax-related fees or other fees for services rendered by the statutory auditor were accrued during the financial year.

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are disclosed in note 32 to the Company’s consolidated financial statements.

Note 10 – Taxes

For the financial year ended December 31, 2017 the Company did not realize any profits subject to tax in Luxembourg. The Company is liable to the minimum Net Wealth Tax.

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Tenaris S.A.
Notes to the audited annual accounts

Note 11 – Parent Company

Tenaris’s controlling shareholders as of December 31, 2017 were as follows:

•	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.
•	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée, who is the holder of record of the above-mentioned Tenaris shares.
•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.
•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Note 12 – Off balance sheet commitments

The Company issued a guarantee covering the 22% of the obligation of Techgen S.A. de C.V. (“Techgen”), a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo Leon, Mexico, under a syndicated loan agreement between Techgen and several banks. As of December 31, 2017 the amount guaranteed was approximately USD 158.4 million.

The Company issued a guarantee to cover Tenaris Tubocaribe Ltda. obligations under a loan agreement for an amount of USD 150.0 million.

Note 13 – Subsequent event

Annual Dividend Proposal

On February 21, 2018 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 2, 2018, the payment of an annual dividend of USD 0.41 per share (USD 0.82 per ADS) or approximately USD 484.0 million, which includes the interim dividend of USD 0.13 per share (USD 0.26 per ADS), or approximately USD 153.5 million, paid in November 2017. If the annual dividend is approved by the shareholders, a dividend of USD 0.28 per share (USD 0.56 per ADS), or approximately USD 330.6 million will be paid on May 23, 2018, with an ex-dividend date of May 21, 2018. These annual accounts do not reflect this dividend payable.

/s/ Edgardo Carlos

Chief Financial Officer

Edgardo Carlos

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Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt. EBITDA is calculated in the following manner:

EBITDA = Operating results + Depreciation and amortization + Impairment charges/(reversals).

	For the year ended December 31,
Millions of U.S. dollars	2017	2016	2015

Operating income (loss)	335	(59)	166
Depreciation and amortization	609	662	659
Depreciation and amortization from discontinued operations	-	(5)	(5)
Impairment	-	-	400
EBITDA	943	598	1,219

Net cash/(debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash/(debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks. Net cash/(debt) position is calculated in the following manner:

Net cash/(debt) = Cash and cash equivalents + Other investments (Current) + Fixed income investments held to maturity – Borrowings (Current and Non-current).

	At December 31,
Millions of U.S. dollars	2017	2016	2015

Cash and cash equivalents	330	400	287
Other current investments	1,192	1,633	2,141
Non-current fixed income investments held to maturity	123	248	393
Borrowings -current and non current-	(966)	(840)	(972)
Net cash position	680	1,441	1,849

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base. Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities – Capital expenditures.

	For the year ended December 31,
Millions of U.S. dollars	2017	2016	2015

Net cash (used in) provided by operating activities	(22)	864	2,215
Capital expenditures	(558)	(787)	(1,132)
Free cash flow	(580)	77	1,083

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INVESTOR INFORMATION

Investor Relations Director

Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve

3rd Floor

L-2227 Luxembourg

(352) 26 47 89 78 tel

(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 4384 7654	investors@tenaris.com
Mexico (52) 55 5282 9929

Stock Information
New York Stock Exchange (TS)	ADS Depositary Bank
Mercato Telematico Azionario (TEN)	Deutsche Bank
Mercado de Valores de Buenos Aires (TS)	CUSIP No. 88031M019
Bolsa Mexicana de Valores, S.A.B. de C.V. (TS)

Internet

www.tenaris.com

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